UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 28, 2016

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2016 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2016  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
18	Wealth Management
22	Wealth Management Americas
27	Personal & Corporate Banking
30	Asset Management
34	Investment Bank
38	Corporate Center

3.	Risk, treasury and capital management
49	Risk management and control
53	Balance sheet, liquidity and funding management
58	Capital management
71	UBS shares

4.	Consolidated financial statements
75	UBS Group AG interim consolidated financial statements (unaudited)
115	UBS AG interim consolidated financial information (unaudited)

Appendix

119	Abbreviations frequently used in our financial reports
121	Information sources
122	Cautionary statement

Publication of the fourth quarter 2016 earnings release:        Friday, 27 January 2017
Publication of the Annual Report 2016:                               Friday, 10 March 2017
Publication of the first quarter 2017 report:                          Friday, 28 April 2017

Corporate calendar UBS AG*

Publication of the third quarter 2016 report:                         Wednesday, 2 November 2016

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries.
Zurich +41-44-234 1111
London +44-20-7567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London, New York and Singapore.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of the
global registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US +1-866-305-9566
Calls from outside
the US +1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1603

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

Third quarter 2016 report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15

Group results
Operating income	7,029	7,404	6,775	7,170	21,266	23,829
Operating expenses	6,152	5,915	6,541	6,382	17,922	18,575
Operating profit / (loss) before tax	877	1,489	234	788	3,344	5,254
Net profit / (loss) attributable to shareholders	827	1,034	949	2,068	2,568	5,255
Diluted earnings per share (CHF)¹	0.22	0.27	0.25	0.54	0.67	1.40

Key performance indicators²
Profitability
Return on tangible equity (%)	7.3	8.9	8.1	18.3	7.4	15.7
Return on assets, gross (%)	2.9	3.0	2.8	3.0	2.9	3.2
Cost / income ratio (%)	87.5	79.8	95.7	88.7	84.2	77.8
Growth
Net profit growth (%)	(60.0)	(14.5)	10.6	171.4	(51.1)	101.4
Net new money growth for combined wealth management businesses (%)³	2.1	1.7	2.9	0.8	3.2	2.0
Resources
Common equity tier 1 capital ratio (fully applied, %)⁴	14.0	14.2	14.5	14.3	14.0	14.3
Going concern leverage ratio (phase-in, %)⁵	6.2				6.2

Additional information
Profitability
Return on equity (RoE) (%)	6.2	7.7	6.9	15.9	6.3	13.6
Return on risk-weighted assets, gross (%)⁶	13.1	13.9	12.9	13.5	13.3	14.9
Resources
Total assets	935,206	989,397	942,819	979,746	935,206	979,746
Equity attributable to shareholders	53,300	52,876	55,313	54,077	53,300	54,077
Common equity tier 1 capital (fully applied)⁴	30,254	30,264	30,044	30,948	30,254	30,948
Common equity tier 1 capital (phase-in)⁴	37,207	37,064	40,378	40,488	37,207	40,488
Risk-weighted assets (fully applied)⁴	216,830	213,840	207,530	216,314	216,830	216,314
Common equity tier 1 capital ratio (phase-in, %)⁴	16.9	17.1	19.0	18.3	16.9	18.3
Going concern capital ratio (fully applied, %)⁵	18.0				18.0
Going concern capital ratio (phase-in, %)⁵	24.8				24.8
Common equity tier 1 leverage ratio (fully applied, %)⁷	3.4	3.4	3.3	3.3	3.4	3.3
Going concern leverage ratio (fully applied, %)⁵	4.4				4.4
Leverage ratio denominator (fully applied)⁷	877,313	898,195	897,607	946,476	877,313	946,476
Liquidity coverage ratio (%)⁸	124	133	124	121	124	121
Other
Invested assets (CHF billion)⁹	2,747	2,677	2,689	2,577	2,747	2,577
Personnel (full-time equivalents)	59,946	60,093	60,099	60,088	59,946	60,088
Market capitalization¹⁰	50,941	48,398	75,147	69,324	50,941	69,324
Total book value per share (CHF)¹⁰	14.37	14.27	14.75	14.41	14.37	14.41
Tangible book value per share (CHF)¹⁰	12.66	12.54	13.00	12.69	12.66	12.69

1 Refer to "Note 9 Earnings per share (EPS) and shares outstanding" in the "Consolidated financial statements" section of this report for more information.    2 Refer to the "Measurement of performance" section of our Annual Report 2015.    3 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.    4 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    5 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the "UBS Group key figures" table in our previous quarterly reports for more information on total capital ratios and leverage ratios under the former Swiss SRB framework.    6 Based on fully applied risk-weighted assets.    7 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    8 Refer to the "Balance sheet, liquidity and funding management" section of this report for more information. Figures represent a 3-month average.    9 Includes invested assets for Personal & Corporate Banking.    10 Refer to the "UBS shares" section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),”                                UBS Group AG and its consolidated subsidiaries
 “Group,” “the Group,” “we,” “us” and “our”

“UBS AG (consolidated)”                                                                                     UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”                                     UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”                                                             UBS AG on a standalone basis

“UBS Switzerland AG”                                                                                          UBS Switzerland AG on a standalone basis

“UBS Limited”                                                                                                        UBS Limited on a standalone basis

Recent developments

Recent developments

Key financial reporting changes

Legal entity financial and regulatory information

Starting with this report, we have made the following changes to our disclosures:

–   Legal entity financial and regulatory information for UBS Group AG (standalone), UBS Switzerland AG (standalone) and UBS Limited (standalone) is no longer included in our quarterly reports, but will be available under "Disclosures for legal entities" at www.ubs.com/investors.

–   Legal entity financial and regulatory information for UBS AG (standalone) will be provided in the UBS AG quarterly reports under "Quarterly reporting" at www.ubs.com/investors.

–   We will provide selected financial and regulatory information on a consolidated basis for UBS Americas Holding LLC, our recently established intermediate holding company for our US subsidiaries, under "Disclosures for legal entities" at www.ubs.com/investors.

Revised capital and leverage ratio requirements for Swiss systemically relevant banks

On 1 July 2016, a revised regulatory framework, which reflects amendments to the Swiss too big to fail (TBTF) provisions and is applicable to Swiss systemically relevant banks (SRB), became effective. This framework will be transitioned in until 1 January 2020 and contains going concern and gone concern requirements, which together represent the total loss-absorbing capacity (TLAC) requirements. These requirements are applicable to UBS Group, UBS AG (consolidated) and UBS Switzerland AG (standalone). We have adapted our disclosures in the "Capital management" section of this report accordingly.

Other financial reporting changes

In the third quarter of 2016, we transferred the Risk Exposure Management function from Corporate Center – Non-core and Legacy Portfolio to Corporate Center – Group Asset and Liability Management.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section and to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information

Regulatory and legal developments

Swiss Federal Council proposes tax law amendment related to treatment of interest payments for TLAC-eligible instruments

The Swiss Federal Council has initiated work on possible amendments to tax law intended to mitigate the adverse impact on bank holding companies from issuing contingent convertible bonds, write-off bonds and bail-in bonds eligible for meeting TLAC requirements. The proposed changes are intended to permit holding companies of systemically important banking groups, such as UBS Group, to issue debt instruments directly out of the holding company as required by the international capital framework and the Swiss Capital Adequacy Ordinance, without an adverse tax effect arising from a reduction of the participation relief under Swiss tax law.

FINMA launches consultations on revision of Swiss Banking Insolvency Ordinance

In September 2016, the Swiss Financial Market Supervisory Authority (FINMA) launched a consultation on revisions to the Banking Insolvency Ordinance, which governs restructuring proceedings and bankruptcy proceedings for Swiss banking institutions. The draft includes provisions on the requirement for banks to include in financial contracts that are subject to foreign laws or foreign places of jurisdiction, contractual acknowledgment of FINMA's ability to temporarily postpone exercise of remedies against banks. Such postponement is intended to ensure the continuation of key contractual relationships without interruption in crisis situations. Regulatory authorities in the UK, France, Germany, Japan, Switzerland and the US have adopted or proposed similar requirements to increase legal certainty in cross-border bank resolutions. Implementation of these requirements is likely to require us to amend the terms of a significant number of trading agreements.

UK referendum on EU membership

Following the outcome of the June 2016 referendum on the UK’s membership in the EU, UK Prime Minister Theresa May confirmed on 2 October that the UK government will invoke Article 50 of the Lisbon Treaty by no later than the end of March 2017. This will trigger a two-year period during which the UK will negotiate its withdrawal agreement with the EU. Barring any changes to this time schedule, the UK is expected to leave the EU in early 2019. The nature of the UK's future relationship with the EU remains unclear.

Any future limitations on providing financial services into the EU from our UK operations could require us to make potentially significant changes to our operations in the UK and our legal structure. We are evaluating the potential effects of a UK exit from the EU and potential mitigating actions, although the effects and actions may vary considerably depending on the timing of withdrawal and the nature of any transition or successor arrangements.

Application of MiFID II / MiFIR delayed until January 2018

The EU Markets in Financial Instruments Directive II and Regulation package (MiFID II / MiFIR) came into force in July 2014. The bulk of the requirements  were intended to become applicable on 3 January 2017, with transitional provisions in several areas. However, taking into account the significant technical implementation challenges faced by regulators and market participants, the application date has been postponed to 3 January 2018.

MiFID II / MiFIR will affect many areas of UBS’s business in the Investment Bank, Wealth Management, Asset Management and Personal & Corporate Banking businesses. UBS has a Group-wide implementation program in place for MiFID II / MiFIR.

US Federal Reserve Board proposals to revise CCAR

Federal Reserve Governor Tarullo announced in a recent speech that the Federal Reserve Board may revise the Comprehensive Capital Analysis and Review (CCAR) process and make various changes to the modeling assumptions used in the CCAR scenarios. The revised CCAR process would, among other things, require a stress capital buffer determined every year for each firm by the maximum decline in capital under the severely adverse scenario in the stress test.

The Federal Reserve Board in parallel issued a notice of proposed rulemaking to modify its capital plan and stress testing rules forming part of its CCAR. The proposed rule would decrease the amount of capital any firm subject to the quantitative requirements of CCAR can distribute to shareholders outside of an approved capital plan without seeking prior approval from the Federal Reserve Board from 1% to 0.25%. The proposed rule would also eliminate the Federal Reserve Board's qualitative assessment for certain firms deemed non-complex.

UBS Americas Holding LLC will be subject to the US CCAR process as of 2017 and would be subject to the proposed reduced exemption threshold with regard to capital distributions, if adopted. We expect that a stress capital buffer would be applicable if the Federal Reserve Board so modifies its CCAR process.

US tax regulations on the treatment of intercompany debt

In October 2016, the Treasury Department and the Internal Revenue Service released final and temporary regulations that address whether certain instruments between related parties are treated as debt or equity for US tax purposes. The final regulations relax some of the rule changes contained in the proposed regulations that were issued earlier this year.

Effective for any debt issued on or after 1 January 2018, the final regulations provide for the automatic recharacterization as equity any debt instrument issued by a US corporation to a related non-US corporation if the debt instrument is not properly documented as such and supported by written documentation reflecting the basis for the lender's reasonable expectation that the borrower would make all interest and principal payments. The effect of recharacterization on such instruments is non-deductibility coupled with an additional US tax imposed at source with respect to payments on such instruments that are treated as dividends. While the impact of the regulations on UBS is currently subject to review, the initial assessment suggests that the final regulations are not expected to have a significant impact on our US operations.

Implementation of margin requirements for non-cleared OTC derivatives

The G20 commitments on derivatives require the implementation of mandatory initial and variation margin for OTC derivative transactions that are not cleared through a central counterparty.

Mandatory margin requirements were to be phased in from 1 September 2016, with counterparties transacting the largest volumes of OTC derivatives subject to the requirements first. The US and Japan have met the original global timetable, while the EU, Switzerland, Australia, Hong Kong and Singapore have delayed their implementation of the requirements, in part due to delays in the completion of relevant rulemaking.

Implementation of the mandatory margining for non-cleared OTC derivatives requires significant changes to collateral agreements with affected counterparties and our clients’ operational processes. Delays in completion of rulemaking have affected and may continue to affect our ability to implement required documentation and operational processes with counterparties, which may limit our and other dealers’ ability to transact with clients. Discrepancies in implementation dates in different jurisdictions may result in market dislocation and additional implementation challenges.

Basel Committee on Banking Supervision consultation on the Basel III regulatory capital treatment of accounting provisions

In October 2016, the Basel Committee on Banking Supervision (BCBS) issued a consultative document and a discussion paper on the Basel III regulatory capital treatment of accounting provisions. This follows the publication by the International Accounting Standards Board (IASB) of IFRS 9, Financial Instruments, which replaces the current incurred loss model with an expected credit loss model. UBS will adopt IFRS 9 for these aspects on its effective date 1 January 2018.

The BCBS proposes to retain for an interim period the current regulatory treatment of provisions, under which the impact on common equity tier 1 capital is limited to the extent IFRS 9 expected credit losses exceed the current regulatory expected loss, and is considering the adoption of transitional arrangements. The BCBS discussion paper sets out longer term options that include retaining the current regulatory approach and introducing an expected credit loss component to the standardized regulatory approach. The consultation period is open until January 2017.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Net interest income	1,775	1,164	1,846	52	(4)	4,652	4,973
Credit loss (expense) / recovery	(4)	(7)	(28)	(43)	(86)	(13)	(58)
Net interest income after credit loss expense	1,771	1,158	1,817	53	(3)	4,638	4,915
Net fee and commission income	4,056	4,087	4,111	(1)	(1)	12,236	12,921
Net trading income	1,098	1,891	1,063	(42)	3	4,002	4,844
of which: net trading income excluding own credit	1,098	1,891	1,031	(42)	6	4,002	4,327
of which: own credit on financial liabilities designated at fair value			32				518
Other income	104	269	179	(61)	(42)	390	1,148
Total operating income	7,029	7,404	7,170	(5)	(2)	21,266	23,829
of which: net interest and trading income	2,873	3,055	2,909	(6)	(1)	8,653	9,817
Personnel expenses	3,942	3,985	3,841	(1)	3	11,852	12,138
General and administrative expenses	1,939	1,666	2,285	16	(15)	5,269	5,694
Depreciation and impairment of property, equipment and software	248	240	230	3	8	731	660
Amortization and impairment of intangible assets	23	24	25	(4)	(8)	70	84
Total operating expenses	6,152	5,915	6,382	4	(4)	17,922	18,575
Operating profit / (loss) before tax	877	1,489	788	(41)	11	3,344	5,254
Tax expense / (benefit)	49	376	(1,295)	(87)		695	(182)
Net profit / (loss)	829	1,113	2,083	(26)	(60)	2,649	5,437
Net profit / (loss) attributable to non-controlling interests	1	79	14	(99)	(93)	81	182
Net profit / (loss) attributable to shareholders	827	1,034	2,068	(20)	(60)	2,568	5,255

Comprehensive income
Total comprehensive income	191	1,558	3,475	(88)	(95)	2,099	4,617
Total comprehensive income attributable to non-controlling interests	7	407	116	(98)	(94)	364	45
Total comprehensive income attributable to shareholders	184	1,151	3,360	(84)	(95)	1,734	4,572

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 30.9.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,809	1,938	995	481	1,796	(66)	30	46	7,029
of which: gains related to investments in associates			21						21
Operating income (adjusted)	1,809	1,938	974	481	1,796	(66)	30	46	7,008

Operating expenses as reported	1,305	1,618	542	377	1,635	152	0	523	6,152
of which: personnel-related restructuring expenses⁵	28	1	0	9	60	159	0	0	257
of which: non-personnel-related restructuring expenses⁵	10	0	0	2	3	173	0	0	187
of which: restructuring expenses allocated from CC Services⁵	101	37	40	24	118	(327)	0	7	0
Operating expenses (adjusted)	1,166	1,580	501	343	1,454	148	0	516	5,708
of which: expenses for provisions for litigation, regulatory and similar matters	(2)	9	(3)	2	2	2	0	408	419

Operating profit / (loss) before tax as reported	504	320	453	104	161	(218)	30	(477)	877
Operating profit / (loss) before tax (adjusted)	643	358	473	138	342	(214)	30	(470)	1,300

	For the quarter ended 30.6.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,815	1,879	1,085	483	2,000	78	45	19	7,404
of which: gain on sale of investment in Visa Europe	21		102						123
of which: gains on sales of real estate						120			120
of which: net foreign currency translation losses⁴							(26)		(26)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	1,817	1,879	983	483	2,000	(42)	71	19	7,210

Operating expenses as reported	1,297	1,643	551	369	1,716	190	2	148	5,915
of which: personnel-related restructuring expenses⁵	7	5	1	4	37	139	0	0	192
of which: non-personnel-related restructuring expenses⁵	6	0	0	6	4	168	0	0	185
of which: restructuring expenses allocated from CC Services⁵	73	33	30	24	122	(287)	0	5	0
Operating expenses (adjusted)	1,211	1,605	520	335	1,553	170	2	143	5,538
of which: expenses for provisions for litigation, regulatory and similar matters	9	16	0	(5)	26	2	0	23	72

Operating profit / (loss) before tax as reported	518	237	534	114	284	(113)	44	(129)	1,489
Operating profit / (loss) before tax (adjusted)	606	275	463	148	447	(213)	70	(124)	1,672

Group performance

Performance by business division and Corporate Center unit – reported and adjusted¹˒² (continued)
	For the quarter ended 30.9.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,958	1,871	1,030	502	2,088	(38)	(116)	(126)	7,170
of which: gains related to investments in associates	15		66						81
of which: own credit on financial liabilities designated at fair value							32		32
of which: net foreign currency translation losses⁴							(27)		(27)
Operating income (adjusted)	1,943	1,871	964	502	2,088	(38)	(121)	(126)	7,084

Operating expenses as reported	1,319	1,612	564	388	1,592	219	(5)	692	6,382
of which: personnel-related restructuring expenses⁵	(5)	0	1	1	0	116	0	4	118
of which: non-personnel-related restructuring expenses⁵	10	0	0	2	1	167	0	0	181
of which: restructuring expenses allocated from CC Services⁵	69	39	26	20	116	(281)	0	11	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
Operating expenses (adjusted)	1,245	1,594	536	365	1,474	217	(5)	677	6,105
of which: expenses for provisions for litigation, regulatory and similar matters	1	51	0	0	0	6	0	534	592

Operating profit / (loss) before tax as reported	639	259	466	114	496	(257)	(111)	(818)	788
Operating profit / (loss) before tax (adjusted)	698	277	428	137	614	(255)	(116)	(803)	979

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 CC  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to “Note 17 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	Year-to-date 30.9.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	5,510	5,706	3,043	1,432	5,674	(43)	(75)	17	21,266
of which: gain on sale of investment in Visa Europe	21		102						123
of which: gains on sales of real estate						120			120
of which: gains related to investments in associates			21						21
of which: net foreign currency translation losses⁴							(149)		(149)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	5,512	5,706	2,920	1,432	5,674	(163)	74	17	21,174

Operating expenses as reported	3,930	4,938	1,657	1,124	4,977	491	(1)	806	17,922
of which: personnel-related restructuring expenses⁵	38	6	1	14	114	404	0	1	577
of which: non-personnel-related restructuring expenses⁵	30	0	0	9	9	460	0	0	509
of which: restructuring expenses allocated from CC Services⁵	236	103	94	65	338	(847)	0	13	0
Operating expenses (adjusted)	3,626	4,829	1,562	1,036	4,516	474	(1)	793	16,836
of which: expenses for provisions for litigation, regulatory and similar matters	7	43	(4)	(3)	27	4	0	455	530

Operating profit / (loss) before tax as reported	1,580	768	1,386	308	698	(534)	(74)	(789)	3,344
Operating profit / (loss) before tax (adjusted)	1,886	877	1,358	396	1,159	(637)	75	(776)	4,338

	Year-to-date 30.9.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	6,285	5,496	2,961	1,489	7,100	295	335	(132)	23,829
of which: own credit on financial liabilities designated at fair value							518		518
of which: gains on sales of real estate						378			378
of which: gains on sales of subsidiaries and businesses	197								197
of which: gains related to investments in associates	15		66						81
of which: gain on a further partial sale of investment in Markit					11				11
of which: net foreign currency translation losses⁴							(27)		(27)
Operating income (adjusted)	6,073	5,496	2,895	1,489	7,089	(83)	(156)	(132)	22,671

Operating expenses as reported	3,940	4,792	1,671	1,077	5,288	768	(2)	1,042	18,575
of which: personnel-related restructuring expenses⁵	16	0	2	1	2	262	0	12	295
of which: non-personnel-related restructuring expenses⁵	24	0	0	3	5	467	0	0	499
of which: restructuring expenses allocated from CC Services⁵	149	87	58	41	246	(608)	0	27	0
of which: credit related to a change to retiree benefit plans in the US		(21)							(21)
of which: impairment of an intangible asset					11				11
Operating expenses (adjusted)	3,750	4,726	1,611	1,033	5,024	648	(2)	1,002	17,791
of which: expenses for provisions for litigation, regulatory and similar matters	26	117	(2)	0	(2)	14	0	569	722

Operating profit / (loss) before tax as reported	2,346	704	1,290	413	1,813	(474)	338	(1,175)	5,254
Operating profit / (loss) before tax (adjusted)	2,324	770	1,284	457	2,066	(732)	(153)	(1,135)	4,880

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 CC  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to “Note 17 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Group performance

Results: 3Q16 vs 3Q15

We recorded a profit before tax of CHF 877 million compared with CHF 788 million. Operating income decreased by CHF 141 million or 2%, mainly reflecting a CHF 75 million decrease in other income and CHF 55 million lower net fee and commission income. Operating expenses decreased by CHF 230 million or 4%, due to CHF 346 million lower general and administrative expenses. This was partly offset by CHF 101 million higher personnel expenses, mainly due to increased restructuring expenses, partly offset by lower salary expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the third quarter of 2016, we excluded gains of CHF 21 million related to investments in associates and net restructuring expenses of CHF 444 million. For the third quarter of 2015, we excluded gains of CHF 81 million related to investments in associates, an own credit gain of CHF 32 million, net foreign currency translation losses of CHF 27 million, as well as net restructuring expenses of CHF 298 million and a credit related to a change to retiree benefit plans in the US of CHF 21 million.

On this adjusted basis, profit before tax was CHF 1,300 million compared with CHF 979 million in the same quarter a year earlier, mainly due to a CHF 355 million decrease in general and administrative expenses and CHF 59 million lower personnel expenses, partly offset by a decline of CHF 55 million in net fee and commission income.

We currently expect that any net foreign currency translation gains or losses related to the disposal of foreign branches and subsidiaries we record in the fourth quarter of 2016 will not be material.

Operating income: 3Q16 vs 3Q15

Total operating income was CHF 7,029 million compared with CHF 7,170 million. On an adjusted basis, total operating income decreased by CHF 76 million or 1% to CHF 7,008 million, mainly reflecting a decrease of CHF 55 million in net fee and commission income.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Net interest and trading income
Net interest income	1,775	1,164	1,846	52	(4)	4,652	4,973
Net trading income	1,098	1,891	1,063	(42)	3	4,002	4,844
Total net interest and trading income	2,873	3,055	2,909	(6)	(1)	8,653	9,817
Wealth Management	722	736	743	(2)	(3)	2,207	2,261
Wealth Management Americas	454	446	386	2	18	1,339	1,118
Personal & Corporate Banking	620	643	632	(4)	(2)	1,907	1,947
Asset Management	(14)	(1)	4			(24)	(3)
Investment Bank	1,061	1,171	1,325	(9)	(20)	3,253	4,384
of which: Corporate Client Solutions	190	251	361	(24)	(47)	562	847
of which: Investor Client Services	871	920	965	(5)	(10)	2,691	3,537
Corporate Center	30	61	(183)	(51)		(29)	111
of which: Services	(29)	(13)	6	123		(52)	21
of which: Group ALM	49	58	(77)	(16)		40	321
of which: own credit on financial liabilities designated at fair value			32				518
of which: Non-core and Legacy Portfolio	10	16	(112)	(38)		(17)	(230)
Total net interest and trading income	2,873	3,055	2,909	(6)	(1)	8,653	9,817

Net interest and trading income

Total combined net interest and trading income decreased by CHF 36 million to CHF 2,873 million. Excluding the own credit gain of CHF 32 million in the third quarter of 2015, net interest and trading income decreased by CHF 4 million, primarily due to declines in the Investment Bank following reduced client activity and lower levels of market volatility, offset by higher revenues related to accounting asymmetries in Corporate Center – Group ALM and an improvement in Corporate Center – Non-core and Legacy Portfolio.

In Wealth Management, net interest and trading income decreased by CHF 21 million to CHF 722 million, mainly due to lower allocations from Group ALM.

Wealth Management Americas net interest and trading income increased by CHF 68 million to CHF 454 million, primarily due to an increase in net interest income, reflecting higher short-term interest rates as well as growth in loan and deposit balances.

In the Investment Bank, net interest and trading income decreased by CHF 264 million to CHF 1,061 million, primarily due to a CHF 171 million decline in Corporate Client Solutions, mainly reflecting lower revenues in Equity Capital Markets, Risk Management and Debt Capital Markets. In addition, net interest and trading income in Equities decreased by CHF 103 million, with lower revenues in Derivatives and Cash across all regions, partly offset by higher Financing Services revenues.

Group ALM net interest and trading income, excluding the effect of own credit, increased by CHF 158 million, largely due to revenues from accounting asymmetries related to economic hedges, which improved by CHF 161 million.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income increased to CHF 10 million from negative CHF 112 million, mainly as the third quarter of 2016 included valuation gains on financial assets designated at fair value and other fair value gains due to market movements. The prior-year quarter included higher losses related to unwind and novation activities.

→   Refer to “Note 3 Net interest and trading income” in the “Consolidated financial statements” section of this report for more information

Net fee and commission income

Net fee and commission income was CHF 4,056 million compared with CHF 4,111 million.

Investment fund fees decreased by CHF 105 million to CHF 774 million, mainly in Wealth Management and primarily reflecting changes in clients' asset allocation.

Net brokerage fees decreased by CHF 54 million to CHF 671 million, primarily in the Investment Bank, driven by reduced client trading activity.

Portfolio management and advisory fees increased by CHF 43 million to CHF 2,031 million, mainly in Wealth Management Americas, reflecting higher managed account fees as well as higher advisory fees.

Merger and acquisition and corporate finance fees increased by CHF 27 million, reflecting higher revenues from private transactions.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Wealth Management	(3)	(1)	0	200		(4)	(1)
Wealth Management Americas	0	(1)	(3)	(100)	(100)	(2)	(3)
Personal & Corporate Banking	0	2	0	(100)		2	(26)
Investment Bank	(1)	(6)	(12)	(83)	(92)	(6)	(18)
Corporate Center	1	0	(12)			(3)	(10)
of which: Non-core and Legacy Portfolio	1	0	(12)			(3)	(10)
Total	(4)	(7)	(28)	(43)	(86)	(13)	(58)

Credit loss expense / recovery

Total net credit loss expenses were CHF 4 million compared with CHF 28 million, mainly as the third quarter of 2015 included higher credit loss expenses in the Investment Bank and in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to the “Investment Bank” and “Risk management and
control” sections of this report for more information

Other income

Other income was CHF 104 million compared with CHF 179 million. Excluding gains related to investments in associates of CHF 21 million in the third quarter of 2016 and CHF 81 million in the third quarter of 2015, as well as net foreign currency translation losses of CHF 27 million in the third quarter of 2015, adjusted other income decreased by CHF 42 million to CHF 83 million. This decline was mainly due to lower gains on sale of financial assets available for sale as well as various other smaller decreases, partly offset by a gain in the third quarter of 2016 related to the settlement of a litigation claim in Corporate Center – Non-core and Legacy Portfolio.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Operating expenses as reported
Personnel expenses	3,942	3,985	3,841	(1)	3	11,852	12,138
General and administrative expenses	1,939	1,666	2,285	16	(15)	5,269	5,694
Depreciation and impairment of property, equipment and software	248	240	230	3	8	731	660
Amortization and impairment of intangible assets	23	24	25	(4)	(8)	70	84
Total operating expenses as reported	6,152	5,915	6,382	4	(4)	17,922	18,575

Adjusting items
Personnel expenses	257	192	97			577	274
of which: restructuring expenses¹	257	192	118			577	295
of which: credit related to a change to retiree benefit plans in the US			(21)				(21)
General and administrative expenses²	187	185	178			508	485
Depreciation and impairment of property, equipment and software²	1	0	0			1	12
Amortization and impairment of intangible assets	0	0	2			0	13
of which: restructuring expenses¹	0	0	2			0	2
of which: impairment of an intangible asset							11
Total adjusting items	444	377	277			1,086	784

Operating expenses (adjusted)³
Personnel expenses	3,685	3,793	3,744	(3)	(2)	11,275	11,864
of which: salaries and variable compensation	2,167	2,330	2,243	(7)	(3)	6,742	7,287
of which: Wealth Management Americas Financial advisor compensation⁴	913	911	886	0	3	2,733	2,635
of which: other personnel expenses⁵	606	552	617	10	(2)	1,799	1,942
General and administrative expenses	1,752	1,481	2,107	18	(17)	4,761	5,209
of which: expenses for provisions for litigation, regulatory and similar matters	419	72	592	482	(29)	530	722
of which: other general and administrative expenses	1,333	1,409	1,515	(5)	(12)	4,231	4,487
Depreciation and impairment of property, equipment and software	247	240	230	3	7	730	648
Amortization and impairment of intangible assets	23	24	23	(4)	0	70	71
Total operating expenses (adjusted)	5,708	5,538	6,105	3	(7)	16,836	17,791

1 Refer to “Note 17 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    2 Consists of restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to "Note 6 Personnel expenses" in the "Consolidated financial statements" section of this report for more information.

Operating expenses: 3Q16 vs 3Q15

Total operating expenses decreased by CHF 230 million or 4% to CHF 6,152 million. Net restructuring expenses increased to CHF 444 million from CHF 298 million, mainly related to our ongoing cost reduction programs.

Excluding net restructuring expenses and a credit related to a change to retiree benefit plans in the US of CHF 21 million in the third quarter of 2015, adjusted total operating expenses decreased by CHF 397 million or 7% to CHF 5,708 million.

→   Refer to “Note 17 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses increased by CHF 101 million to CHF 3,942 million. On an adjusted basis, personnel expenses declined by CHF 59 million to CHF 3,685 million.

Adjusted expenses for salaries and variable compensation, excluding the effect of restructuring, decreased by CHF 76 million to CHF 2,167 million, mainly reflecting lower salary expenses as a result of our cost reduction programs.

This was partly offset by a CHF 27 million increase in expenses for financial advisor compensation in Wealth Management Americas, mainly due to higher expenses for compensation commitments, reflecting the recruitment of financial advisors.

Other personnel expenses decreased by CHF 11 million to CHF 606 million on an adjusted basis, largely due to a decline in expenses for pension and other post-employment benefit plans, primarily related to lower pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions. This was partly offset by higher social security expenses.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 346 million to CHF 1,939 million on a reported basis and by CHF 355 million to CHF 1,752 million on an adjusted basis, mainly reflecting CHF 173 million lower net expenses for provisions for litigation, regulatory and similar matters, as well as a decrease in professional fees and marketing and public relations expenses.

At this point in time, we believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition, are extremely difficult to predict.

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 15 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2015 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 248 million compared with CHF 230 million, mainly reflecting higher depreciation expenses related to internally generated capitalized software.

Tax: 3Q16 vs 3Q15

We recognized a net income tax expense of CHF 49 million for the third quarter of 2016, compared with a net income tax benefit of CHF 1,295 million for the third quarter of 2015.

The third quarter 2016 net income tax expense included a net upward revaluation of deferred tax assets of CHF 424 million. This net benefit reflected an increase in US deferred tax assets of CHF 681 million, partly offset by net write-downs of Swiss and UK deferred tax assets of CHF 170 million and CHF 87 million, respectively. The increase in US deferred tax assets of CHF 681 million was driven by an increase in the profit forecast for Wealth Management Americas. The CHF 170 million write-down of Swiss deferred tax assets mainly reflected a reduction in the effective tax rate applicable to forecast Swiss taxable profits generated in the loss set-off period. The CHF 87 million decrease in UK deferred tax assets mainly reflected the impact of changes in UK law enacted in the quarter, which reduced the proportion of banks’ annual taxable profits that can be offset by tax losses carried forward from 50% to 25% with effect from 1 April 2016 and reduced the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020.

The net income tax expense in the quarter also included tax expenses of CHF 473 million in respect of taxable profits arising in 2016. This included current tax expenses of CHF 204 million and deferred tax expenses of CHF 269 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets.

The deferred tax benefit recognized in the third quarter of 2015 was higher than that recognized in the third quarter of 2016, primarily because the prior year reflected an upward revaluation of US deferred tax assets in relation to the extension of the forecast period for US taxable profits to seven years from six.

In the fourth quarter of 2016, we expect to recognize a further net upward revaluation of deferred tax assets, representing approximately 25% of the full-year revaluation based on profit forecasts beyond 2016.

Group performance

For 2017, we currently forecast a full-year tax rate of approximately 25%, excluding any effect on the tax rate from the reassessment of deferred tax assets. Furthermore, we expect to continue to amortize Swiss temporary difference deferred tax assets in respect of taxable profits arising in 2017 over the course of next year.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 3Q16 vs 3Q15

Total comprehensive income attributable to shareholders was CHF 184 million compared with CHF 3,360 million. Net profit attributable to shareholders was CHF 827 million compared with CHF 2,068 million and other comprehensive income (OCI) attributable to shareholders was negative CHF 643 million compared with positive CHF 1,291 million.

In the third quarter of 2016, OCI related to cash flow hedges was negative CHF 326 million, mainly reflecting a decrease in unrealized gains on hedging derivatives resulting from increases in long-term interest rates. In the third quarter of 2015, OCI related to cash flow hedges was positive CHF 427 million.

Defined benefit plan OCI was negative CHF 209 million compared with negative CHF 41 million. We recorded net pre-tax OCI losses of CHF 421 million related to our non-Swiss pension plans, primarily in the UK, mainly due to net increases in defined benefit obligations resulting from declines in applicable discount rates, partly offset by gains resulting from increases in the fair value of underlying plan assets. Net pre-tax OCI related to the Swiss pension plan was positive CHF 235 million, reflecting an OCI gain of CHF 414 million due to an increase in the fair value of the underlying plan assets, partly offset by an OCI loss of CHF 182 million related to an increase in the defined benefit obligation, primarily due to a decline in the applicable discount rate.

Foreign currency translation OCI was negative CHF 61 million, primarily resulting from the weakening of the US dollar against the Swiss franc. OCI related to foreign currency translation in the same quarter last year was positive CHF 844 million.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 25 million in the third quarter of 2016, mainly reflecting a tightening of credit spreads.

OCI associated with financial assets classified as available for sale was negative CHF 21 million compared with positive CHF 61 million and mainly reflected net gains that were reclassified from OCI to the income statement upon sale of investments.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 28 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2015 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2016, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.6 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.4 billion would result from changes in US dollar interest rates. Including the estimated impact related to pension fund assets and liabilities, the immediate effect of such a shift on shareholders’ equity would be a decrease of approximately CHF 2.1 billion recognized in OCI, of which approximately CHF 1.3 billion would result from changes in US dollar interest rates. Since the majority of this negative OCI impact on shareholders’ equity is related to cash flow hedges, which is not recognized for the purposes of calculating regulatory capital, the immediate impact on regulatory capital would be an increase of approximately CHF 0.3 billion. The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and available-for-sale portfolios.

We estimate that if the continued negative interest rates implied by current forward rates were to materialize over the next three years, our net interest income from banking book activities denominated in Swiss francs and euros and from invested equity would decrease slightly from current levels, primarily in Personal & Corporate Banking. This decrease would be partly offset by an increase in net interest income from an implied small increase in US dollar interest rates, primarily in Wealth Management Americas.

The above estimates further assume a static balance sheet and constant foreign exchange rates.

Net profit attributable to non-controlling interests: 3Q16 vs 3Q15

Net profit attributable to non-controlling interests was CHF 1 million compared with CHF 14 million, mainly as the third quarter of 2015 included CHF 12 million of net profit attributable to non-controlling interests in UBS AG.

For the remainder of 2016, we currently do not expect to attribute further net profit to non-controlling interests. For 2017, we currently expect to attribute approximately CHF 70 million, all in the second quarter, and from 2018, we expect to attribute less than CHF 10 million per year.

Key figures and personnel

Cost / income ratio: 3Q16 vs 3Q15

The cost / income ratio was 87.5% compared with 88.7%. On an adjusted basis, the cost / income ratio was 81.4% compared with 85.8%.

Return on tangible equity: 3Q16 vs 3Q15

The annualized return on tangible equity (RoTE) was 7.3% compared with 18.3%. On an adjusted basis, the annualized RoTE was 10.1% compared with 19.5%.

Common equity tier 1 capital ratio: 3Q16 vs 2Q16

Our fully applied CET1 capital ratio decreased 0.2 percentage points to 14.0%, resulting from a CHF 3 billion increase in risk-weighted assets (RWA).

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets: 3Q16 vs 2Q16

RWA increased by CHF 3 billion to CHF 217 billion on a fully applied basis and remained below our short- to medium-term expectation of around CHF 250 billion. Credit risk RWA increased by CHF 3 billion, mainly driven by methodology changes and model updates. Operational risk RWA increased by CHF 1 billion as a result of the semi-annual review and update of inputs to our advanced measurement approach model agreed with FINMA. Market risk RWA decreased by CHF 2 billion, primarily due to a change in the risk profile within our Equities business in the Investment Bank.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 3Q16 vs 2Q16

The Swiss SRB leverage ratio denominator (LRD) decreased by CHF 21 billion to CHF 877 billion on a fully applied basis and was below our short- to medium-term expectation of around CHF 950 billion. The decline in the LRD resulted from asset size and other reductions of CHF 16 billion, mainly in derivative exposures and securities financing transactions, currency effects of CHF 3 billion and incremental netting and collateral mitigation effects of CHF 2 billion.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			As of or year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15

Net profit
Net profit attributable to shareholders	827	1,034	2,068	2,568	5,255
Amortization and impairment of intangible assets	23	24	25	70	84
Pre-tax adjusting items¹˒²	423	183	191	994	(385)
Tax effect on adjusting items³	(93)	(40)	(48)	(219)	(19)
Adjusted net profit attributable to shareholders	1,180	1,201	2,236	3,413	4,935

Equity
Equity attributable to shareholders	53,300	52,876	54,077	53,300	54,077
Less: goodwill and intangible assets	6,345	6,402	6,441	6,345	6,441
Tangible equity attributable to shareholders	46,955	46,474	47,636	46,955	47,636

Return on equity
Return on equity (%)	6.2	7.7	15.9	6.3	13.6
Return on tangible equity (%)	7.3	8.9	18.3	7.4	15.7
Adjusted return on tangible equity (%)¹	10.1	10.1	19.5	9.6	14.5

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the "Performance by business division and Corporate Center unit – reported and adjusted" table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.

Net new money¹
	For the quarter ended			Year-to-date
CHF billion	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	9.4	6.0	0.2	30.9	16.3
Wealth Management (adjusted)²	9.4	6.0	3.5	30.9	26.2
Wealth Management Americas	0.8	2.3	0.5	16.7	4.4
Asset Management	2.5	(7.7)	(8.5)	(8.1)	5.6
of which: excluding money market flows	2.0	(8.8)	(7.6)	(12.7)	8.2
of which: money market flows	0.4	1.1	(0.9)	4.5	(2.6)

1 Net new money excludes interest and dividend income.    2 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Group performance

Invested assets
	As of			% change from
CHF billion	30.9.16	30.6.16	30.9.15	30.6.16	30.9.15
Wealth Management	967	935	919	3	5
Wealth Management Americas	1,074	1,053	967	2	11
Asset Management	650	633	635	3	2
of which: excluding money market funds	588	572	576	3	2
of which: money market funds	62	61	59	2	5

Personnel: 3Q16 vs 2Q16

We employed 59,946 personnel as of 30 September 2016, a net decrease of 147 compared with 30 June 2016. Wealth Management personnel decreased by 217, mainly as the number of non-client-facing personnel decreased by 192, primarily as a result of cost reduction programs. Investment Bank personnel decreased by 97, mainly driven by ongoing cost reduction programs, partly offset by the annual intake of graduates. These decreases were partly offset by an increase of 136 in Corporate Center – Services personnel, primarily reflecting increases in our near- and offshore locations, partly offset by a reduction in personnel in key financial centers. Furthermore, Personal & Corporate Banking personnel increased by 117, mainly reflecting the seasonal intake of apprentices and graduates.

Results: 9M16 vs 9M15

Net profit attributable to shareholders was CHF 2,568 million in the first nine months of 2016 compared with CHF 5,255 million in the same period a year earlier. Profit before tax was CHF 3,344 million compared with CHF 5,254 million, largely reflecting a decrease of CHF 2,563 million in operating income, driven by CHF 1,164 million lower combined net interest and trading income, a decline of CHF 758 million in other income and CHF 685 million lower net fee and commission income. Operating expenses decreased by CHF 653 million, driven by a decrease of CHF 425 million in general and administrative expenses and CHF 286 million lower personnel expenses.

On an adjusted basis, operating profit before tax declined to CHF 4,338 million from CHF 4,880 million, reflecting a decrease in operating income, partly offset by lower operating expenses.

Adjusted operating income decreased by CHF 1,497 million to CHF 21,174 million, mainly reflecting a decrease of CHF 685 million in net fee and commission income, primarily due to lower recurring net fee income and brokerage fees in Wealth Management and lower underwriting fees in the Investment Bank. Furthermore, combined net interest and trading income decreased by CHF 646 million, primarily in the Investment Bank, partly offset by increases in Corporate Center – Group ALM, Wealth Management Americas and Corporate Center – Non-core and Legacy Portfolio. Adjusted other income declined by CHF 210 million, primarily due to lower gains on sale of financial assets available for sale.

Adjusted operating expenses decreased by CHF 955 million to CHF 16,836 million, mainly due to CHF 545 million lower expenses for salaries and variable compensation, a decline of CHF 143 million in other personnel expenses, mainly related to pension and other post-employment benefit plans, as well as CHF 192 million lower net expenses for provisions for litigation, regulatory and similar matters and a decrease in outsourcing costs and professional fees.

→   Refer to the table “Performance by business division and Corporate Center unit – reported and adjusted” for more information

Outlook

Underlying macroeconomic uncertainty and geopolitical tensions continued to contribute to client risk aversion and generally low transaction volumes. Lower than anticipated and negative interest rates still present considerable headwinds. These conditions are unlikely to change in the foreseeable future. Implementing Switzerland's new bank capital standards and the proposed further changes to the international regulatory framework for banks will result in increasing capital requirements and costs. UBS is well positioned to deal with these challenges and to benefit from even a moderate improvement in market conditions. We remain committed to executing our strategy with discipline.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Net interest income	582	582	600	0	(3)	1,744	1,728
Recurring net fee income²	891	883	960	1	(7)	2,675	2,885
Transaction-based income²	334	347	366	(4)	(9)	1,083	1,414
Other income	6	4	32	50	(81)	13	258
Income	1,812	1,817	1,959	0	(8)	5,514	6,286
Credit loss (expense) / recovery	(3)	(1)	0	200		(4)	(1)
Total operating income	1,809	1,815	1,958	0	(8)	5,510	6,285
Personnel expenses	600	590	607	2	(1)	1,806	1,923
General and administrative expenses	124	140	129	(11)	(4)	392	374
Services (to) / from Corporate Center and other business divisions	579	565	582	2	(1)	1,727	1,636
of which: services from CC – Services	557	545	555	2	0	1,664	1,582
Depreciation and impairment of property, equipment and software	0	0	1		(100)	2	4
Amortization and impairment of intangible assets	1	1	1	0	0	3	3
Total operating expenses³	1,305	1,297	1,319	1	(1)	3,930	3,940
Business division operating profit / (loss) before tax	504	518	639	(3)	(21)	1,580	2,346

Adjusted results⁴
Total operating income as reported	1,809	1,815	1,958	0	(8)	5,510	6,285
of which: gains / (losses) on sales of subsidiaries and businesses		(23)				(23)	197
of which: gains related to investments in associates			15				15
of which: gain on sale of investment in Visa Europe		21				21
Total operating income (adjusted)	1,809	1,817	1,943	0	(7)	5,512	6,073
Total operating expenses as reported	1,305	1,297	1,319	1	(1)	3,930	3,940
of which: personnel-related restructuring expenses	28	7	(5)			38	16
of which: non-personnel-related restructuring expenses	10	6	10			30	24
of which: restructuring expenses allocated from CC – Services	101	73	69			236	149
Total operating expenses (adjusted)	1,166	1,211	1,245	(4)	(6)	3,626	3,750
Business division operating profit / (loss) before tax as reported	504	518	639	(3)	(21)	1,580	2,346
Business division operating profit / (loss) before tax (adjusted)	643	606	698	6	(8)	1,886	2,324

Key performance indicators⁵
Pre-tax profit growth (%)	(21.1)	(31.5)	(9.6)			(32.7)	39.6
Cost / income ratio (%)	72.0	71.4	67.3			71.3	62.7
Net new money growth (%)	4.0	2.6	0.1			4.4	2.2
Gross margin on invested assets (bps)	76	78	84	(3)	(10)	78	88
Net margin on invested assets (bps)	21	22	27	(5)	(22)	22	33

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	(7.9)	(21.2)	(9.0)			(18.8)	27.8
Cost / income ratio (%)	64.3	66.6	64.0			65.7	61.7
Net new money growth (%)	4.0	2.6	1.5			4.4	3.5
Gross margin on invested assets (bps)	76	78	83	(3)	(8)	78	85
Net margin on invested assets (bps)	27	26	30	4	(10)	27	32

Wealth Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Additional information
Recurring income⁶	1,473	1,465	1,560	1	(6)	4,418	4,614
Recurring income as a percentage of income (%)	81.3	80.6	79.6			80.1	73.4
Average attributed equity (CHF billion)⁷	3.5	3.5	3.5	0	0	3.5	3.5
Return on attributed equity (%)	57.6	59.2	73.0			60.2	89.4
Risk-weighted assets (fully applied, CHF billion)⁸	26.1	26.0	26.1	0	0	26.1	26.1
Return on risk-weighted assets, gross (%)⁹	27.8	27.9	30.2			28.3	32.5
Leverage ratio denominator (fully applied, CHF billion)¹⁰	117.9	119.4	130.5	(1)	(10)	117.9	130.5
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	9.4	6.0	0.2			30.9	16.3
Net new money adjusted (CHF billion)¹¹	9.4	6.0	3.5			30.9	26.2
Invested assets (CHF billion)	967	935	919	3	5	967	919
Client assets (CHF billion)	1,144	1,105	1,084	4	6	1,144	1,084
Loans, gross (CHF billion)	102.6	102.8	109.0	0	(6)	102.6	109.0
Due to customers (CHF billion)	190.7	187.0	176.8	2	8	190.7	176.8
Personnel (full-time equivalents)	9,918	10,135	10,185	(2)	(3)	9,918	10,185
Client advisors (full-time equivalents)	3,924	3,949	3,995	(1)	(2)	3,924	3,995

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Operating income” in the ”Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the ”Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Recurring income consists of net interest income and recurring net fee income.    7 Refer to the ”Capital management” section of this report for more information.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    9 Based on fully applied RWA.    10 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    11 Adjusted net new money excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) from our balance sheet and capital optimization program.

Regional breakdown of key figures¹˒²
As of or for the quarter ended 30.9.16	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth	of which: Global Family Office³
Net new money (CHF billion)	3.9	5.1	1.1	(0.1)	6.6	2.6
Net new money growth (%)	4.6	7.5	2.5	(0.3)	5.2	11.4
Invested assets (CHF billion)	352	286	179	148	539	84
Gross margin on invested assets (bps)	68	73	86	93	52	46⁴
Client advisors (full-time equivalents)	1,344	1,043	753	689	821⁵

1 Refer to the "Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    2 Based on the Wealth Management business area structure, and excluding minor functions with 95 client advisors, CHF 2 billion of invested assets, and CHF 0.6 billion of net new money outflows in the third quarter of 2016.    3 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4 Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 28 basis points.    5 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 3Q16 vs 3Q15

Profit before tax decreased by CHF 135 million or 21% to CHF 504 million and adjusted profit before tax decreased by CHF 55 million or 8% to CHF 643 million, reflecting lower operating income, partly offset by decreased operating expenses.

Operating income

Total operating income decreased by CHF 149 million or 8% to CHF 1,809 million. Excluding a gain of CHF 15 million related to investments in associates in the third quarter of 2015, adjusted operating income decreased by CHF 134 million or 7%, mainly due to lower recurring net fee income and transaction-based income.

Net interest income decreased by CHF 18 million to CHF 582 million, mainly due to lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM).

→   Refer to “Corporate Center – Group Asset and Liability Management” within this section for more information on income allocations from Group ALM to business divisions and other Corporate Center units

Recurring net fee income decreased by CHF 69 million to CHF 891 million due to a decrease in investment fund fees and custody revenues, reflecting changes in clients' asset allocation, as well as the effects of cross-border outflows. This was partly offset by an increase in average invested assets, pricing measures and an increase in discretionary and advisory mandate penetration. Compared with the prior quarter, recurring net fee income increased by CHF 8 million, largely due to an increase in average invested assets.

Transaction-based income decreased by CHF 32 million to CHF 334 million, with declines in all regions, except Asia Pacific. The overall decrease was mainly related to reduced client activity across most products and to increased fees paid to Personal & Corporate Banking for client referrals and shifts.

Other income decreased by CHF 26 million to CHF 6 million, mainly due to the aforementioned gain related to investments in associates in the third quarter of 2015.

Operating expenses

Total operating expenses decreased by CHF 14 million or 1% to CHF 1,305 million and adjusted operating expenses decreased by CHF 79 million or 6% to CHF 1,166 million. Personnel expenses decreased by CHF 7 million to CHF 600 million and adjusted personnel expenses decreased by CHF 40 million to CHF 572 million, driven by a decrease in staff levels and lower pension costs for our Swiss pension plan reflecting the effect of changes to demographic and financial assumptions, as well as lower variable compensation expenses. General and administrative expenses decreased by CHF 5 million on both a reported and adjusted basis to CHF 124 million and CHF 114 million, respectively. This was mainly driven by a CHF 3 million decrease in net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions decreased by CHF 3 million to CHF 579 million and adjusted net expenses for services decreased by CHF 35 million to CHF 478 million, reflecting lower net expenses from Group Operations and reduced costs related to communications and branding.

Net new money

Net new money was CHF 9.4 billion compared with adjusted net new money of CHF 3.5 billion in the same quarter of the prior year, which excluded the negative effect of CHF 3.3 billion from our balance sheet and capital optimization program. The annualized net new money growth rate was 4.0% compared with an adjusted growth rate of 1.5%. Net new money in the third quarter of 2016 was positive in all regions excluding emerging markets, where cross-border outflows outweighed inflows. Net new money from ultra high net worth clients was CHF 6.6 billion compared with adjusted net new money of CHF 4.0 billion in the same quarter of the prior year.

In the second quarter of 2016, net new money was CHF 6.0 billion, driven by strong net inflows in Asia Pacific and Switzerland, partly offset by net outflows from emerging markets and Europe.

Invested assets: 3Q16 vs 2Q16

Invested assets increased by CHF 32 billion to CHF 967 billion due to positive market performance of CHF 28 billion and net new money of CHF 9 billion, partly offset by a net reduction of CHF 3 billion related to the sale and acquisition of subsidiaries and businesses that did not affect net new money, and negative foreign currency translation effects of CHF 3 billion. Discretionary and advisory mandate penetration was unchanged at 27.1%.

Personnel: 3Q16 vs 2Q16

Wealth Management employed 9,918 personnel compared with 10,135. The number of non-client-facing staff decreased by 192, primarily as a result of cost reduction programs and the transfer of certain staff from Wealth Management to Personal & Corporate Banking. The number of client advisors decreased by 25.

Results: 9M16 vs 9M15

Profit before tax decreased by CHF 766 million or 33% to CHF 1,580 million. Adjusted profit before tax decreased by CHF 438 million or 19% to CHF 1,886 million, reflecting lower operating income, partly offset by lower operating expenses.

Total operating income decreased by CHF 775 million or 12% to CHF 5,510 million and adjusted operating income decreased by CHF 561 million or 9%, mainly due to lower transaction-based income and recurring net fee income.

Net interest income increased by CHF 16 million to CHF 1,744 million, reflecting higher deposit revenues, partly offset by lower allocations from Group ALM.

Recurring net fee income decreased by CHF 210 million to CHF 2,675 million, reflecting the effects of cross-border outflows, negative market performance and our exit from the Australian and Belgian domestic businesses. In addition, investment fund fees and custody revenues declined, reflecting changes in clients' asset allocation. This was partly offset by the positive effects of an increase in discretionary and advisory mandate penetration and pricing measures.

Transaction-based income decreased by CHF 331 million to CHF 1,083 million, with declines across all regions, most notably in Asia Pacific and Europe. The overall decrease was mainly related to reduced client activity across most products.

Total operating expenses decreased by CHF 10 million to CHF 3,930 million and adjusted operating expenses decreased by CHF 124 million or 3% to CHF 3,626 million. Personnel expenses decreased by CHF 117 million to CHF 1,806 million and adjusted personnel expenses decreased by CHF 139 million to CHF 1,768 million, driven by lower expenses for variable compensation and decreased pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions. Adjusted general and administrative expenses increased by CHF 12 million, mainly due to higher charitable contributions and higher expenses related to the EU's Single Resolution Fund. Adjusted net expenses for services from Corporate Center and other business divisions were broadly unchanged.

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Net interest income	370	357	311	4	19	1,078	890
Recurring net fee income²	1,241	1,191	1,231	4	1	3,613	3,635
Transaction-based income²	372	369	381	1	(2)	1,102	1,238
Other income	5	8	11	(38)	(55)	20	20
Income	1,989	1,924	1,935	3	3	5,814	5,783
Credit loss (expense) / recovery	0	(1)	(3)	(100)	(100)	(2)	(3)
Total operating income	1,988	1,924	1,931	3	3	5,811	5,779
Personnel expenses	1,205	1,224	1,178	(2)	2	3,638	3,561
Financial advisor compensation³	736	724	726	2	1	2,174	2,208
Compensation commitments with recruited financial advisors⁴	201	209	189	(4)	6	609	563
Salaries and other personnel costs	268	291	263	(8)	2	854	791
General and administrative expenses	128	137	158	(7)	(19)	410	497
Services (to) / from Corporate Center and other business divisions	313	307	313	2	0	941	939
of which: services from CC – Services	310	304	308	2	1	930	927
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	2
Amortization and impairment of intangible assets	13	14	13	(7)	0	40	39
Total operating expenses⁵	1,660	1,682	1,663	(1)	0	5,029	5,039
Business division operating profit / (loss) before tax	328	242	268	36	22	782	741

Adjusted results⁶
Total operating income as reported	1,988	1,924	1,931	3	3	5,811	5,779
Total operating income (adjusted)	1,988	1,924	1,931	3	3	5,811	5,779
Total operating expenses as reported	1,660	1,682	1,663	(1)	0	5,029	5,039
of which: personnel-related restructuring expenses	1	5	0			6	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	38	33	40			105	91
of which: gain related to a change to retiree benefit plans in the US			(21)				(21)
Total operating expenses (adjusted)	1,621	1,643	1,644	(1)	(1)	4,918	4,969
Business division operating profit / (loss) before tax as reported	328	242	268	36	22	782	741
Business division operating profit / (loss) before tax (adjusted)	367	281	287	31	28	893	811

Key performance indicators⁷
Pre-tax profit growth (%)	22.4	18.0	5.5			5.5	(3.0)
Cost / income ratio (%)	83.5	87.4	85.9			86.5	87.1
Net new money growth (%)	0.3	0.9	0.2			2.2	0.6
Gross margin on invested assets (bps)	73	72	76	1	(4)	73	74
Net margin on invested assets (bps)	12	9	11	33	9	10	10

Adjusted key performance indicators⁷
Pre-tax profit growth (%)	27.9	21.6	7.5			10.1	1.8
Cost / income ratio (%)	81.5	85.4	85.0			84.6	85.9
Net new money growth (%)	0.3	0.9	0.2			2.2	0.6
Gross margin on invested assets (bps)	73	72	76	1	(4)	73	74
Net margin on invested assets (bps)	13	11	11	18	18	11	10

Wealth Management Americas – in US dollars¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Additional information
Recurring income⁸	1,611	1,547	1,542	4	4	4,692	4,524
Recurring income as a percentage of income (%)	81.0	80.4	79.7			80.7	78.2
Average attributed equity (USD billion)⁹	2.7	2.6	2.7	4	0	2.6	2.6
Return on attributed equity (%)	48.6	37.2	39.7			40.1	38.0
Risk-weighted assets (fully applied, USD billion)¹⁰	24.0	23.2	22.9	3	5	24.0	22.9
Return on risk-weighted assets, gross (%)¹¹	33.7	33.3	33.7			33.6	34.1
Leverage ratio denominator (fully applied, USD billion)¹²	66.4	65.2	61.1	2	9	66.4	61.1
Goodwill and intangible assets (USD billion)	3.7	3.7	3.7	0	0	3.7	3.7
Net new money (USD billion)	0.8	2.4	0.5			16.7	4.6
Net new money including interest and dividend income (USD billion)¹³	6.7	8.4	6.2			34.2	21.6
Invested assets (USD billion)	1,106	1,077	992	3	11	1,106	992
Client assets (USD billion)	1,155	1,127	1,042	2	11	1,155	1,042
Loans, gross (USD billion)	50.9	50.1	47.5	2	7	50.9	47.5
Due to customers (USD billion)	86.7	84.9	75.7	2	15	86.7	75.7
Recruitment loans to financial advisors	3,184	3,234	2,890	(2)	10	3,184	2,890
Other loans to financial advisors	483	501	439	(4)	10	483	439
Personnel (full-time equivalents)	13,574	13,643	13,329	(1)	2	13,574	13,329
Financial advisors (full-time equivalents)	7,087	7,116	6,989	0	1	7,087	6,989

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Operating income” in the ”Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the ”Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the ”Capital management” section of this report for more information.    10 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    11 Based on fully applied RWA.    12 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    13 Presented in line with historical reporting practice in the US market.

Results: 3Q16 vs 3Q15

Profit before tax increased by USD 60 million or 22% to USD 328 million and adjusted profit before tax increased by USD 80 million or 28% to USD 367 million due to higher operating income and lower operating expenses.

Operating income

Total operating income increased by USD 57 million or 3% to USD 1,988 million, mainly due to higher net interest income.

Net interest income increased by USD 59 million to USD 370 million, mainly due to higher short-term interest rates as well as growth in loan and deposit balances. The average mortgage portfolio balance increased 9% and the average securities-backed lending portfolio balance increased 6%.

Recurring net fee income increased by USD 10 million to USD 1,241 million, mainly due to higher managed account fees following an increase in invested assets, as well as higher advisory fees. This was partly offset by lower mutual fund fees.

Transaction-based income decreased by USD 9 million to USD 372 million due to lower client activity.

Operating expenses

Total operating expenses were largely unchanged at USD 1,660 million and adjusted operating expenses decreased by USD 23 million or 1% to USD 1,621 million. This was mainly due to USD 43 million lower net expenses for provisions for litigation, regulatory and similar matters, partly offset by higher legal fees and increased adjusted personnel expenses. Adjusted personnel expenses increased by USD 6 million, mainly due to USD 12 million higher expenses for compensation commitments, reflecting the recruitment of financial advisors, as well as USD 10 million higher financial advisor compensation due to increased performance-based compensation. This was partly offset by USD 16 million lower salaries and other personnel costs, primarily reflecting decreased expenses for variable compensation, partly offset by increases due to the aforementioned recruitment of financial advisors.

Wealth Management Americas

Net new money

Net new money was USD 0.8 billion compared with USD 0.5 billion in the same quarter of the prior year, primarily due to higher inflows from financial advisors employed with UBS for more than one year. The annualized net new money growth rate was 0.3% compared with 0.2%.

In the second quarter of 2016, net new money was USD 2.4 billion, predominantly related to inflows from net recruiting, and included outflows associated with seasonal income tax payments of approximately USD 3.1 billion.

Invested assets: 3Q16 vs 2Q16

Invested assets increased by USD 29 billion to USD 1,106 billion, reflecting positive market performance of USD 28 billion and net new money of USD 1 billion. Managed account assets increased by USD 13 billion to USD 385 billion and comprised 34.8% of total invested assets compared with 34.5%.

Personnel: 3Q16 vs 2Q16

As of 30 September 2016, Wealth Management Americas employed 13,574 personnel, a decrease of 69 compared with 30 June 2016, mainly due to decreases in support staff. Financial advisor headcount decreased by 29.

Results: 9M16 vs 9M15

Profit before tax increased by USD 41 million or 6% to USD 782 million and adjusted profit before tax increased by USD 82 million or 10% to USD 893 million.

Total operating income increased by USD 32 million or 1% to USD 5,811 million. Net interest income increased by USD 188 million to USD 1,078 million, reflecting higher short-term  interest rates as well as growth in loan and deposit balances. Recurring net fee income decreased by USD 22 million to USD 3,613 million due to lower mutual fund fees. Transaction-based income decreased by USD 136 million to USD 1,102 million, reflecting lower client activity.

Total operating expenses decreased by USD 10 million to USD 5,029 million. Adjusted personnel expenses increased by USD 51 million, mainly due to USD 46 million higher expenses for compensation commitments reflecting the recruitment of financial advisors. Salaries and other personnel costs increased by USD 37 million, reflecting initial expenses associated with the transition to a new health care benefit plan and the recruitment of financial advisors, partly offset by lower expenses for variable compensation. Financial advisor compensation decreased by USD 34 million due to lower compensable revenues.

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Net interest income	361	348	301	4	20	1,059	847
Recurring net fee income²	1,209	1,163	1,193	4	1	3,548	3,457
Transaction-based income²	363	360	369	1	(2)	1,083	1,177
Other income	5	8	11	(38)	(55)	19	19
Income	1,938	1,880	1,875	3	3	5,709	5,499
Credit loss (expense) / recovery	0	(1)	(3)	(100)	(100)	(2)	(3)
Total operating income	1,938	1,879	1,871	3	4	5,706	5,496
Personnel expenses	1,174	1,195	1,142	(2)	3	3,572	3,387
Financial advisor compensation³	717	707	703	1	2	2,135	2,099
Compensation commitments with recruited financial advisors⁴	196	204	183	(4)	7	598	536
Salaries and other personnel costs	262	284	255	(8)	3	839	752
General and administrative expenses	125	134	153	(7)	(18)	402	473
Services (to) / from Corporate Center and other business divisions	305	300	304	2	0	923	893
of which: services from CC – Services	302	297	299	2	1	913	882
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	2
Amortization and impairment of intangible assets	13	13	13	0	0	39	37
Total operating expenses⁵	1,618	1,643	1,612	(2)	0	4,938	4,792
Business division operating profit / (loss) before tax	320	237	259	35	24	768	704

Adjusted results⁶
Total operating income as reported	1,938	1,879	1,871	3	4	5,706	5,496
Total operating income (adjusted)	1,938	1,879	1,871	3	4	5,706	5,496
Total operating expenses as reported	1,618	1,643	1,612	(2)	0	4,938	4,792
of which: personnel-related restructuring expenses	1	5	0			6	0
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	37	33	39			103	87
of which: gain related to a change to retiree benefit plans in the US			(21)				(21)
Total operating expenses (adjusted)	1,580	1,605	1,594	(2)	(1)	4,829	4,726
Business division operating profit / (loss) before tax as reported	320	237	259	35	24	768	704
Business division operating profit / (loss) before tax (adjusted)	358	275	277	30	29	877	770

Key performance indicators⁷
Pre-tax profit growth (%)	23.6	24.1	9.7			9.1	2.2
Cost / income ratio (%)	83.5	87.4	86.0			86.5	87.1
Net new money growth (%)	0.3	0.9	0.2			2.2	0.6
Gross margin on invested assets (bps)	73	73	77	0	(5)	73	73
Net margin on invested assets (bps)	12	9	11	33	9	10	9

Adjusted key performance indicators⁷
Pre-tax profit growth (%)	29.2	27.9	11.7			13.9	7.1
Cost / income ratio (%)	81.5	85.4	85.0			84.6	85.9
Net new money growth (%)	0.3	0.9	0.2			2.2	0.6
Gross margin on invested assets (bps)	73	73	77	0	(5)	73	73
Net margin on invested assets (bps)	13	11	11	18	18	11	10

Wealth Management Americas

Wealth Management Americas – in Swiss francs¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Additional information
Recurring income⁸	1,570	1,512	1,495	4	5	4,607	4,303
Recurring income as a percentage of income (%)	81.0	80.4	79.7			80.7	78.3
Average attributed equity (CHF billion)⁹	2.6	2.5	2.6	4	0	2.5	2.5
Return on attributed equity (%)	49.2	37.9	39.8			40.4	38.1
Risk-weighted assets (fully applied, CHF billion)¹⁰	23.3	22.6	22.3	3	4	23.3	22.3
Return on risk-weighted assets, gross (%)¹¹	33.8	33.6	34.2			33.9	33.7
Leverage ratio denominator (fully applied, CHF billion)¹²	64.4	63.7	59.5	1	8	64.4	59.5
Goodwill and intangible assets (CHF billion)	3.6	3.6	3.6	0	0	3.6	3.6
Net new money (CHF billion)	0.8	2.3	0.5			16.7	4.4
Net new money including interest and dividend income (CHF billion)¹³	6.5	8.2	6.0			33.9	20.6
Invested assets (CHF billion)	1,074	1,053	967	2	11	1,074	967
Client assets (CHF billion)	1,121	1,101	1,016	2	10	1,121	1,016
Loans, gross (CHF billion)	49.5	48.9	46.3	1	7	49.5	46.3
Due to customers (CHF billion)	84.1	83.0	73.8	1	14	84.1	73.8
Recruitment loans to financial advisors	3,092	3,161	2,817	(2)	10	3,092	2,817
Other loans to financial advisors	469	490	428	(4)	10	469	428
Personnel (full-time equivalents)	13,574	13,643	13,329	(1)	2	13,574	13,329
Financial advisors (full-time equivalents)	7,087	7,116	6,989	0	1	7,087	6,989

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Operating income” in the ”Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    4 Compensation commitments with recruited financial advisors represents expenses related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    5 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the ”Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the ”Capital management” section of this report for more information.    10 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    11 Based on fully applied RWA.    12 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    13 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Net interest income	541	558	566	(3)	(4)	1,658	1,694
Recurring net fee income²	144	140	136	3	6	423	405
Transaction-based income²	274	254	238	8	15	772	763
Other income	38	131	90	(71)	(58)	188	125
Income	996	1,083	1,031	(8)	(3)	3,042	2,987
Credit loss (expense) / recovery	0	2	0	(100)		2	(26)
Total operating income	995	1,085	1,030	(8)	(3)	3,043	2,961
Personnel expenses	211	212	214	0	(1)	636	662
General and administrative expenses	63	60	76	5	(17)	185	193
Services (to) / from Corporate Center and other business divisions	264	274	269	(4)	(2)	825	803
of which: services from CC – Services	294	298	298	(1)	(1)	902	882
Depreciation and impairment of property, equipment and software	3	4	5	(25)	(40)	11	13
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses³	542	551	564	(2)	(4)	1,657	1,671
Business division operating profit / (loss) before tax	453	534	466	(15)	(3)	1,386	1,290

Adjusted results⁴
Total operating income as reported	995	1,085	1,030	(8)	(3)	3,043	2,961
of which: gains related to investments in associates	21		66			21	66
of which: gain on sale of investment in Visa Europe		102				102
Total operating income (adjusted)	974	983	964	(1)	1	2,920	2,895
Total operating expenses as reported	542	551	564	(2)	(4)	1,657	1,671
of which: personnel-related restructuring expenses	0	1	1			1	2
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	40	30	26			94	58
Total operating expenses (adjusted)	501	520	536	(4)	(7)	1,562	1,611
Business division operating profit / (loss) before tax as reported	453	534	466	(15)	(3)	1,386	1,290
Business division operating profit / (loss) before tax (adjusted)	473	463	428	2	11	1,358	1,284

Key performance indicators⁵
Pre-tax profit growth (%)	(2.8)	34.5	9.4			7.4	10.6
Cost / income ratio (%)	54.4	50.9	54.7			54.5	55.9
Net interest margin (bps)	161	165	167	(2)	(4)	164	166
Net new business volume growth for personal banking (%)	3.5	3.0	2.5			3.8	3.0

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	10.5	11.8	(4.0)			5.8	5.8
Cost / income ratio (%)	51.4	53.0	55.5			53.5	55.2
Net interest margin (bps)	161	165	167	(2)	(4)	164	166
Net new business volume growth for personal banking (%)	3.5	3.0	2.5			3.8	3.0

Personal & Corporate Banking

Personal & Corporate Banking¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Additional information
Average attributed equity (CHF billion)⁶	4.1	4.0	3.9	2	5	4.1	3.9
Return on attributed equity (%)	44.2	53.4	47.8			45.4	43.7
Risk-weighted assets (fully applied, CHF billion)⁷	41.3	36.9	34.9	12	18	41.3	34.9
Return on risk-weighted assets, gross (%)⁸	10.2	11.7	11.9			10.9	11.6
Leverage ratio denominator (fully applied, CHF billion)⁹	151.0	152.8	162.5	(1)	(7)	151.0	162.5
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume for personal banking (CHF billion)	149	148	144	1	3	149	144
Net new business volume for personal banking (CHF billion)	1.3	1.1	0.9			4.2	3.2
Client assets (CHF billion)	449	442	437	2	3	449	437
Due to customers (CHF billion)	133.2	132.7	131.9	0	1	133.2	131.9
Loans, gross (CHF billion)	134.4	134.8	135.1	0	(1)	134.4	135.1
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	93.1	93.6			92.6	93.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.6	0.6	0.7			0.6	0.7
Personnel (full-time equivalents)	5,152	5,035	5,123	2	1	5,152	5,123

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Operating income” in the ”Group performance” section of our Annual Report 2015 for the definitions of recurring net fee income and transaction-based income.    3 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the ”Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Refer to the ”Capital management” section of this report for more information.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Based on fully applied RWA.    9 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    10 Refer to the ”Risk management and control” section of this report for more information on impaired loan exposures.

Results: 3Q16 vs 3Q15

Profit before tax decreased by CHF 13 million or 3% to CHF 453 million and adjusted profit before tax increased by CHF 45 million or 11% to CHF 473 million, primarily reflecting lower operating expenses.

Operating income

Total operating income decreased by CHF 35 million or 3% to CHF 995 million and included gains related to investments in associates of CHF 21 million compared with CHF 66 million. Excluding these gains, adjusted operating income increased by CHF 10 million or 1% to CHF 974 million, mainly due to higher transaction-based income, partly offset by lower net interest income.

Net interest income decreased by CHF 25 million to CHF 541 million, due to lower allocations from Corporate Center – Group Asset and Liability Management (Group ALM) and lower deposit-related income driven by the adverse effect of persistently low interest rates on our replication portfolios.

→       Refer to “Corporate Center – Group Asset and Liability Management” within this section for more information on income allocations from Group ALM to business divisions and other Corporate Center units

Recurring net fee income increased by CHF 8 million to CHF 144 million, mainly due to higher account-keeping fees.

Transaction-based income increased by CHF 36 million to CHF 274 million, mainly as the third quarter of 2015 included hedge ineffectiveness losses. Furthermore, fees received from Wealth Management for net client shifts and referrals were higher in the third quarter of 2016, reflecting increased volumes.

Other income decreased by CHF 52 million to CHF 38 million, predominantly due to the aforementioned CHF 45 million lower gains related to investments in associates.

Operating expenses

Total operating expenses decreased by CHF 22 million or 4% to CHF 542 million and adjusted operating expenses decreased by CHF 35 million or 7% to CHF 501 million. The decrease in adjusted operating expenses was mainly due to CHF 19 million lower adjusted net expenses for services from Corporate Center and other business divisions, reflecting lower allocations from Group Operations and Group Technology. Furthermore, general and administrative expenses decreased by CHF 13 million, mostly reflecting certain charitable donations we made in the third quarter of 2015.

Net new business volume growth for personal banking: 3Q16 vs 3Q15

The annualized net new business volume growth rate for our personal banking business was 3.5% compared with 2.5%. Net new client assets and, to a lesser extent net new loans, were positive. Loan growth was in line with our strategy to expand our high-quality loans business moderately and selectively.

Personnel: 3Q16 vs 2Q16

Personal & Corporate Banking employed 5,152 personnel as of 30 September 2016, an increase of 117 compared with 5,035 as of 30 June 2016. This mainly reflects the seasonal intake of around 190 apprentices and graduates and the transfer of certain staff from Wealth Management to Personal & Corporate Banking. This was partly offset by staff reductions, including those related to our ongoing cost reduction programs.

Results: 9M16 vs 9M15

Profit before tax increased by CHF 96 million or 7% to CHF 1,386 million and adjusted profit before tax increased by CHF 74 million or 6% to CHF 1,358 million reflecting lower operating expenses and higher operating income.

Total operating income increased by CHF 82 million or 3% to CHF 3,043 million and adjusted operating income increased by CHF 25 million or 1% to CHF 2,920 million. Net interest income  decreased by CHF 36 million to CHF 1,658 million, mainly due to lower allocations from Group ALM and lower deposit-related income driven by the adverse effect of persistently low interest rates on our replication portfolios. This was partly offset by higher loan-related income. Recurring net fee income increased by CHF 18 million to CHF 423 million, mainly reflecting higher account-keeping fees. Transaction-based income increased by CHF 9 million to CHF 772 million, mainly due to higher fees received from Wealth Management reflecting a higher volume of net client shifts and referrals. Net credit loss was a net recovery of CHF 2 million compared with a net expense of CHF 26 million. In the first nine months of 2016, net recoveries related to previously impaired positions were largely offset by expenses for allowances for newly impaired positions. In the prior year, credit loss expenses were mainly related to allowances for newly impaired positions.

Total operating expenses decreased by CHF 14 million or 1% to CHF 1,657 million and adjusted operating expenses decreased by CHF 49 million or 3% to CHF 1,562 million. Adjusted personnel expenses were CHF 25 million lower, mainly due to lower pension costs for our Swiss pension plan, reflecting the effect of changes to demographic and financial assumptions, and lower expenses for variable compensation. Moreover, adjusted net expenses for services from Corporate Center and other business divisions decreased by CHF 14 million, mainly related to lower allocations from Group Operations.

Asset Management

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Net management fees²	437	458	479	(5)	(9)	1,341	1,379
Performance fees	44	24	23	83	91	91	110
Total operating income	481	483	502	0	(4)	1,432	1,489
Personnel expenses	196	184	189	7	4	563	531
General and administrative expenses	56	58	56	(3)	0	170	166
Services (to) / from Corporate Center and other business divisions	124	125	139	(1)	(11)	386	371
of which: services from CC – Services	130	132	143	(2)	(9)	404	384
Depreciation and impairment of property, equipment and software	0	0	1		(100)	1	2
Amortization and impairment of intangible assets	1	1	4	0	(75)	3	7
Total operating expenses³	377	369	388	2	(3)	1,124	1,077
Business division operating profit / (loss) before tax	104	114	114	(9)	(9)	308	413

Adjusted results⁴
Total operating income as reported	481	483	502	0	(4)	1,432	1,489
Total operating income (adjusted)	481	483	502	0	(4)	1,432	1,489
Total operating expenses as reported	377	369	388	2	(3)	1,124	1,077
of which: personnel-related restructuring expenses	9	4	1			14	1
of which: non-personnel-related restructuring expenses	2	6	2			9	3
of which: restructuring expenses allocated from CC – Services	24	24	20			65	41
Total operating expenses (adjusted)	343	335	365	2	(6)	1,036	1,033
Business division operating profit / (loss) before tax as reported	104	114	114	(9)	(9)	308	413
Business division operating profit / (loss) before tax (adjusted)	138	148	137	(7)	1	396	457

Key performance indicators⁵
Pre-tax profit growth (%)	(8.8)	(12.3)	(26.0)			(25.4)	8.4
Cost / income ratio (%)	78.4	76.4	77.3			78.5	72.3
Net new money growth excluding money market flows (%)	1.4	(6.2)	(5.1)			(2.9)	1.8
Gross margin on invested assets (bps)	30	31	31	(3)	(3)	30	30
Net margin on invested assets (bps)	6	7	7	(14)	(14)	6	8

Adjusted key performance indicators⁵
Pre-tax profit growth (%)	0.7	10.4	(9.3)			(13.3)	18.7
Cost / income ratio (%)	71.3	69.4	72.7			72.3	69.4
Net new money growth excluding money market flows (%)	1.4	(6.2)	(5.1)			(2.9)	1.8
Gross margin on invested assets (bps)	30	31	31	(3)	(3)	30	30
Net margin on invested assets (bps)	9	9	9	0	0	8	9

Information by business line
Operating income
Equities, Multi Asset & O’Connor	225	220	236	2	(5)	666	690
Fixed Income	76	75	74	1	3	223	219
Global Real Estate	106	114	102	(7)	4	328	287
Infrastructure and Private Equity	16	16	14	0	14	46	43
Solutions	27	26	23	4	17	76	97
Fund Services	32	31	53	3	(40)	93	152
Total operating income	481	483	502	0	(4)	1,432	1,489

Asset Management¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Gross margin on invested assets (bps)
Equities, Multi Asset & O’Connor	28	28	29	0	(3)	28	27
Fixed Income	15	15	14	0	7	14	14
Global Real Estate	78	85	84	(8)	(7)	82	81
Infrastructure and Private Equity	71	71	62	0	15	67	64
Solutions	21	20	18	5	17	19	27
Total gross margin	30	31	31	(3)	(3)	30	30

Net new money (CHF billion)
Equities, Multi Asset & O’Connor	(3.5)	(2.9)	(9.8)			(7.0)	(2.8)
Fixed Income	5.6	(4.4)	(2.2)			(2.6)	(0.9)
Global Real Estate	0.6	0.7	0.6			1.9	2.4
Infrastructure and Private Equity	0.0	(0.3)	(0.3)			(0.5)	(0.2)
Solutions	(0.2)	(0.8)	3.1			0.1	7.0
Total net new money	2.5	(7.7)	(8.5)			(8.1)	5.6
Net new money excluding money market flows	2.0	(8.8)	(7.6)			(12.7)	8.2
of which: from third parties	1.9	(5.9)	(7.9)			(8.5)	(0.2)
of which: from UBS’s wealth management businesses	0.2	(2.9)	0.3			(4.1)	8.3
Money market flows	0.4	1.1	(0.9)			4.5	(2.6)
of which: from third parties	(1.5)	1.8	(2.1)			2.5	(1.6)
of which: from UBS’s wealth management businesses	2.0	(0.7)	1.2			2.0	(1.0)

Invested assets (CHF billion)
Equities, Multi Asset & O’Connor	323	313	318	3	2	323	318
Fixed Income	211	204	206	3	2	211	206
Global Real Estate	55	54	50	2	10	55	50
Infrastructure and Private Equity	9	9	9	0	0	9	9
Solutions	53	52	52	2	2	53	52
Total invested assets	650	633	635	3	2	650	635
of which: excluding money market funds	588	572	576	3	2	588	576
of which: money market funds	62	61	59	2	5	62	59

Assets under administration by Fund Services
Assets under administration (CHF billion)⁶	424	417	524	2	(19)	424	524
Net new assets under administration (CHF billion)⁷	(2.4)	2.5	6.8			7.9	24.2
Gross margin on assets under administration (bps)	3	3	4	0	(25)	3	4

Additional information
Average attributed equity (CHF billion)⁸	1.4	1.4	1.6	0	(13)	1.4	1.6
Return on attributed equity (%)	29.7	32.6	28.5			29.3	33.7
Risk-weighted assets (fully applied, CHF billion)⁹	3.7	2.4	3.1	54	19	3.7	3.1
Return on risk-weighted assets, gross (%)¹⁰	63.1	80.5	61.8			72.1	57.5
Leverage ratio denominator (fully applied, CHF billion)¹¹	2.5	2.6	15.4	(4)	(84)	2.5	15.4
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Personnel (full-time equivalents)	2,326	2,340	2,532	(1)	(8)	2,326	2,532

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Refer to “Note 17 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for information on restructuring expenses.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Refer to the “Measurement of performance“ section of our Annual Report 2015 for the definitions of our key performance indicators.    6 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    7 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    8 Refer to the “Capital management“ section of this report for more information.    9 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    10 Based on fully applied RWA.    11 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management“ section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Asset Management

Results: 3Q16  vs 3Q15

Profit before tax decreased by CHF 10 million or 9% to CHF 104 million and adjusted profit before tax increased by CHF 1 million or 1% to CHF 138 million, reflecting lower operating expenses, largely offset by lower operating income.

Operating income

Total operating income decreased by CHF 21 million or 4% to CHF 481 million. Net management fees were CHF 42 million lower due to the sale of our Alternative Fund Services (AFS) business in the fourth quarter of 2015 and lower average invested asset levels, particularly in Equities, Multi Asset & O’Connor. Performance fees increased by CHF 21 million to CHF 44 million, mainly driven by O’Connor.

As of 30 September 2016, approximately 38% of performance fee-eligible assets within our hedge fund businesses, which are reported within Equities, Multi Asset & O'Connor and Solutions, exceeded high-water marks.

Operating expenses

Total operating expenses decreased by CHF 11 million or 3% to CHF 377 million. Adjusted operating expenses decreased by CHF 22 million or 6% to CHF 343 million, mainly as adjusted net expenses for services from Corporate Center and other business divisions decreased by CHF 19 million, mainly driven by lower expenses from Group Technology.

Net new money

Excluding money market flows, net new money was CHF 2.0 billion compared with net outflows of CHF 7.6 billion in the same quarter of the prior year, which resulted in an annualized net new money growth rate of positive 1.4% compared with negative 5.1%. By client segment, net inflows from third parties were CHF 1.9 billion compared with net outflows of CHF 7.9 billion and included a single inflow of CHF 3.9 billion into a fixed income short duration segregated mandate. Net inflows from clients of UBS’s wealth management businesses were CHF 0.2 billion compared with CHF 0.3 billion.

Money market net inflows were CHF 0.4 billion compared with net outflows of CHF 0.9 billion in the same quarter of the prior year. By client segment, net outflows from third parties were CHF 1.5 billion compared with CHF 2.1 billion, mainly from clients serviced from the Americas and, to a lesser extent, Europe. Net inflows from clients of UBS’s wealth management businesses were CHF 2.0 billion compared with CHF 1.2 billion, mainly from clients serviced from the Americas and, to a lesser extent, Switzerland.

In the second quarter of 2016, net new money outflows were CHF 8.8 billion excluding money market flows, mainly driven by asset allocation shifts from active to passive investments and clients’ liquidity needs.

Invested assets: 3Q16  vs 2Q16

Invested assets increased to CHF 650 billion from CHF 633  billion due to positive market performance of CHF 16 billion and net new money inflows of CHF 2 billion, partly offset by negative foreign currency translation effects of CHF 1 billion.

As of 30 September 2016, CHF 391 billion, or 60%, of invested assets were managed in active, non-money market strategies. CHF 197 billion, or 30%, of invested assets were managed in indexed strategies and CHF 62 billion, or 10%, were in money market assets.  On a regional basis, 35% of invested assets related to clients serviced from Switzerland, 23% from the Americas, 22% from Europe, Middle East and Africa, and 20% from Asia Pacific.

Assets under administration: 3Q16  vs 2Q16

Total assets under administration increased to CHF 424 billion from CHF 417 billion, reflecting positive market performance of CHF 9 billion, partly offset by net new assets under administration outflows of CHF 2 billion.

Personnel: 3Q16 vs 2Q16

Asset Management employed 2,326 personnel as of 30 September 2016, a slight decrease of 14 compared with 30 June 2016.

Results: 9M16 vs 9M15

Profit before tax decreased by CHF 105 million or 25% to CHF 308 million and adjusted profit before tax decreased by CHF 61 million or 13% to CHF 396 million.

Total operating income decreased by CHF 57 million or 4% to CHF 1,432 million, mainly due to CHF 38 million lower net management fees, primarily reflecting decreases in Fund Services following the sale of our AFS business, and lower revenues in Equities, Multi Asset & O’Connor and Solutions, partly offset by increases in Global Real Estate. Performance fees decreased by CHF 19 million, mainly in our hedge fund businesses.

Total operating expenses increased by CHF 47 million or 4% to CHF 1,124 million and adjusted operating expenses increased by CHF 3 million to CHF 1,036 million. Adjusted personnel expenses increased by CHF 19 million, driven by higher salary costs as a result of increased staffing levels, excluding the effect of the aforementioned sale of AFS. This was partly offset by CHF 9 million lower adjusted net expenses for services from Corporate Center and other business divisions, reflecting lower expenses from Group Technology.

Investment performance as of 30 September 2016
		Annualized
	1 year	3 years	5 years

Active funds versus benchmark
Percentage of fund assets equaling or exceeding benchmark
Equities¹	39	65	77
Fixed income¹	79	78	77
Multi-asset¹	26	55	87
Total traditional investments	49	66	80
Real estate²	77	60	63

Active funds versus peers
Percentage of fund assets ranking in first or second quartile / equaling or exceeding peer index
Equities¹	36	82	84
Fixed income¹	62	61	74
Multi-asset¹	64	67	88
Total traditional investments	55	69	81
Real estate²	41	71	25
Hedge funds³	34	72	70

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes⁴	83	91	91

1 Percentage of active fund assets above benchmark (gross of fees) / peer median. Based on the universe of European-domiciled active wholesale funds available to UBS’s wealth management businesses and other wholesale intermediaries as of 30 September 2016. Source of comparison versus peers: ThomsonReuters LIM (Lipper Investment Management). Source of comparison versus benchmark: UBS. Universe represents approximately 69% of all active fund assets and 17% of all actively managed assets (including segregated accounts) in these asset classes globally as of 30 September 2016.    2 Percentage of real estate fund assets above benchmark (gross of fees) / peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 71% of real estate gross invested assets as at 30 June 2016. Source: IPD, NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 24% of real estate gross invested assets as of 30 June 2016. Source: ThomsonReuters LIM (Lipper Investment Management).    3 Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 33% of total O’Connor and Hedge Fund Solutions invested assets.    4 Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European-domiciled institutional and wholesale funds representing approximately 50% of total passive invested assets as of 30 September 2016. Source: UBS.

Investment Bank

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Corporate Client Solutions	532	668	710	(20)	(25)	1,674	2,311
Advisory	149	166	126	(10)	18	447	482
Equity Capital Markets	122	195	206	(37)	(41)	470	850
Debt Capital Markets	188	237	254	(21)	(26)	570	577
Financing Solutions	98	98	106	0	(8)	257	331
Risk Management	(25)	(27)	17	(7)		(70)	71
Investor Client Services	1,265	1,339	1,391	(6)	(9)	4,007	4,808
Equities	797	878	944	(9)	(16)	2,595	3,228
Foreign Exchange, Rates and Credit	469	461	446	2	5	1,412	1,580
Income	1,797	2,006	2,100	(10)	(14)	5,681	7,118
Credit loss (expense) / recovery	(1)	(6)	(12)	(83)	(92)	(6)	(18)
Total operating income	1,796	2,000	2,088	(10)	(14)	5,674	7,100
Personnel expenses	784	828	699	(5)	12	2,339	2,647
General and administrative expenses	170	192	172	(11)	(1)	533	523
Services (to) / from Corporate Center and other business divisions	672	687	711	(2)	(5)	2,077	2,077
of which: services from CC – Services	662	661	680	0	(3)	2,014	2,016
Depreciation and impairment of property, equipment and software	6	6	7	0	(14)	18	19
Amortization and impairment of intangible assets	3	3	3	0	0	9	21
Total operating expenses²	1,635	1,716	1,592	(5)	3	4,977	5,288
Business division operating profit / (loss) before tax	161	284	496	(43)	(68)	698	1,813

Adjusted results³
Total operating income as reported	1,796	2,000	2,088	(10)	(14)	5,674	7,100
of which: gain on a further partial sale of investment in Markit							11
Total operating income (adjusted)	1,796	2,000	2,088	(10)	(14)	5,674	7,089
Total operating expenses as reported	1,635	1,716	1,592	(5)	3	4,977	5,288
of which: personnel-related restructuring expenses	60	37	0			114	2
of which: non-personnel-related restructuring expenses	3	4	1			9	5
of which: restructuring expenses allocated from CC – Services	118	122	116			338	246
of which: impairment of an intangible asset							11
Total operating expenses (adjusted)	1,454	1,553	1,474	(6)	(1)	4,516	5,024
Business division operating profit / (loss) before tax as reported	161	284	496	(43)	(68)	698	1,813
Business division operating profit / (loss) before tax (adjusted)	342	447	614	(23)	(44)	1,159	2,066

Key performance indicators⁴
Pre-tax profit growth (%)	(67.5)	(48.5)	(138.2)			(61.5)
Cost / income ratio (%)	91.0	85.5	75.8			87.6	74.3
Return on attributed equity (%)⁵	8.5	14.8	27.2			12.1	33.1
Return on assets, gross (%)	2.8	3.0	3.1			2.9	3.3
Average VaR (1-day, 95% confidence, 5 years of historical data)	8	9	14	(11)	(43)	9	12

Adjusted key performance indicators⁴
Pre-tax profit growth (%)	(44.3)	(27.6)	(150.3)			(43.9)
Cost / income ratio (%)	80.9	77.4	70.2			79.5	70.7
Return on attributed equity (%)⁵	18.0	23.2	33.6			20.2	37.7
Return on assets, gross (%)	2.8	3.0	3.1			2.9	3.3
Average VaR (1-day, 95% confidence, 5 years of historical data)	8	9	14	(11)	(43)	9	12

Investment Bank¹ (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Additional information
Total assets (CHF billion)⁶	237.8	282.2	276.1	(16)	(14)	237.8	276.1
Average attributed equity (CHF billion)⁵	7.6	7.7	7.3	(1)	4	7.7	7.3
Risk-weighted assets (fully applied, CHF billion)⁷	64.9	63.8	68.2	2	(5)	64.9	68.2
Return on risk-weighted assets, gross (%)⁸	11.2	12.6	12.8			11.9	14.6
Leverage ratio denominator (fully applied, CHF billion)⁹	246.4	267.2	289.1	(8)	(15)	246.4	289.1
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	43.6	41.3	33.3			41.2	37.2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.8	1.4	0.4			0.8	0.4
Personnel (full-time equivalents)	4,917	5,014	5,301	(2)	(7)	4,917	5,301

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the ”Measurement of performance” section of our Annual Report 2015 for the definitions of our key performance indicators.    5 Refer to the ”Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Based on fully applied RWA.    9 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    10 Refer to the ”Risk management and control” section of this report for more information on impaired loan exposures.

Results: 3Q16 vs 3Q15

Profit before tax decreased by CHF 335 million or 68% to CHF 161 million and adjusted profit before tax decreased by CHF 272 million or 44% to CHF 342 million, mainly as a result of lower revenues in Corporate Client Solutions and our Equities business within Investor Client Services.

Operating income

Total operating income decreased by CHF 292 million or 14% to CHF 1,796 million, as Corporate Client Solutions revenues were CHF 178 million lower and Investor Client Services revenues decreased by CHF 126 million. Net credit loss was an expense of CHF 1 million in the third quarter of 2016, which included a CHF 9 million recovery and a CHF 7 million expense, both related to the energy sector. Net credit loss in the third quarter of 2015 was an expense of CHF 12 million. In US dollar terms, operating income decreased 15%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues decreased by CHF 178 million or 25% to CHF 532 million, reflecting lower revenues in Equity Capital Markets, Debt Capital Markets and Risk Management, slightly offset by higher Advisory revenues. In US dollar terms, revenues decreased 25%.

Advisory revenues increased to CHF 149 million from CHF 126 million, reflecting higher revenues from private transactions, partly offset by decreased revenues from merger and acquisition transactions as the global fee pool decreased 13%.

Equity Capital Markets revenues decreased to CHF 122 million from CHF 206 million, mainly due to lower revenues from private transactions, partly offset by higher revenues from public offerings, as the global fee pool increased 17%.

Debt Capital Markets revenues decreased to CHF 188 million from CHF 254 million, mainly due to lower leveraged finance revenues compared with a strong prior-year quarter.

Financing Solutions revenues decreased to CHF 98 million from CHF 106 million, reflecting a decline in structured finance revenues, partly offset by an increase in revenues in real estate finance.

Risk Management revenues were negative CHF 25 million compared with positive CHF 17 million, reflecting tightening credit spreads on portfolio hedges.

Investor Client Services

Investor Client Services revenues decreased by CHF 126 million or 9% to CHF 1,265 million due to lower Equities revenues, partly offset by an increase in Foreign Exchange, Rates and Credit revenues.  In US dollar terms, revenues decreased 10%.

Investment Bank

Equities

Equities revenues decreased to CHF 797 million from CHF 944 million with lower revenues in Derivatives and Cash across all regions. This decrease was partly offset by higher Financing Services revenues.

Cash revenues decreased to CHF 298 million from CHF 362 million, mainly due to lower client activity and weaker trading revenues.

Derivatives revenues decreased to CHF 143 million from CHF 247 million, reflecting lower client activity and a decline in volatility levels.

Financing Services revenues increased to CHF 360 million from CHF 351 million, driven by higher prime brokerage revenues, as a result of improved client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased to CHF 469 million from CHF 446 million.

Revenues in Rates and Credit increased, reflecting higher client activity, largely due to continued tightening of credit spreads and ongoing central bank actions, positively impacting interest rate flows.

Foreign Exchange revenues decreased on lower client activity levels.

Operating expenses

Total operating expenses increased by CHF 43 million or 3% to CHF 1,635 million, while adjusted operating expenses decreased by CHF 20 million or 1% to CHF 1,454 million.

Personnel expenses increased to CHF 784 million from CHF 699 million and adjusted personnel expenses increased to CHF 724 million from CHF 699 million, mainly as the third quarter of 2015 included a year-to-date downward adjustment to variable compensation expenses. This was partly offset by lower salary expenses compared with the prior-year quarter, primarily as a result of our cost reduction programs and currency effects.

General and administrative expenses were broadly unchanged at CHF 170 million and on an adjusted basis decreased by CHF 4 million to CHF 167 million.

Net expenses for services from Corporate Center and other business divisions decreased to CHF 672 million from CHF 711 million and adjusted net expenses decreased to CHF 554 million from CHF 595 million, mainly due to lower net expenses from Group Technology and Group Operations, partly offset by higher occupancy costs.

Risk-weighted assets and leverage ratio denominator: 3Q16 vs 2Q16

Risk-weighted assets

Fully applied risk-weighted assets were broadly unchanged at CHF 65 billion as of 30 September 2016 and remained below our short- to medium-term expectation of around CHF 85 billion.

→       Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The fully applied leverage ratio denominator decreased by CHF 21 billion to CHF 246 billion as of 30 September 2016 and remained below our short- to medium-term expectation of around CHF 325 billion.

→       Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Personnel: 3Q16 vs 2Q16

The Investment Bank employed 4,917 personnel as of 30 September 2016, compared with 5,014 as of 30 June 2016, mainly driven by ongoing cost reduction programs, partly offset by the annual intake of graduates.

Results: 9M16 vs 9M15

Profit before tax decreased by CHF 1,115 million or 62% to CHF 698 million and adjusted profit before tax decreased by CHF 907 million or 44% to CHF 1,159 million, mainly as a result of lower revenues in both Investor Client Services and Corporate Client Solutions, partly offset by lower operating expenses.

Revenues in Corporate Client Solutions decreased to CHF 1,674 million from CHF 2,311 million. Advisory revenues decreased by CHF 35 million to CHF 447 million, reflecting lower revenues from private transactions. Equity Capital Markets revenues decreased to CHF 470 million from CHF 850 million, due to decreases in revenues from public offerings, as the fee pool declined 31%, as well as lower revenues from private transactions. Debt Capital Markets revenues decreased slightly to CHF 570 million from CHF 577 million. Financing Solutions revenues decreased to CHF 257 million from CHF 331 million, primarily reflecting lower revenues in Structured Finance. Risk Management revenues were negative CHF 70 million compared with positive CHF 71 million, mainly driven by portfolio hedges which were adversely impacted by tightening credit spreads in the first nine months of 2016, while they resulted in a gain in the same period of the prior year. In US dollar terms, Corporate Client Solutions revenues decreased 31%.

Investor Client Services revenues decreased to CHF 4,007 million from CHF 4,808 million, as revenues in both Equities and in Foreign Exchange, Rates and Credit declined. Equities revenues decreased by CHF 633 million to CHF 2,595 million, particularly driven by Asia Pacific, partly offset by higher revenues in the Americas. Cash revenues decreased to CHF 931 million from CHF 1,090 million, mainly due to lower commission income and weaker trading revenues. Derivatives revenues decreased to CHF 526 million from CHF 951 million, mainly as a result of lower client activity and weaker trading revenues. Financing Services revenues decreased to CHF 1,131 million from CHF 1,222 million, due to lower Equity Finance revenues. Foreign Exchange, Rates and Credit revenues decreased to CHF 1,412 million from CHF 1,580 million, mainly as the first quarter of 2015 benefited from higher volatility and client activity levels following the Swiss National Bank's actions in January 2015. In US dollar terms, Investor Client Services revenues decreased 20%.

Total operating expenses decreased by CHF 311 million or 6% to CHF 4,977 million and adjusted operating expenses decreased by CHF 508 million or 10% to CHF 4,516 million, mainly due to lower variable compensation expenses and the effect of ongoing cost reduction programs.

Corporate Center

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Total operating income	10	142	(280)	(93)		(100)	498
Personnel expenses	976	975	991	0	(2)	2,935	2,989
General and administrative expenses	1,400	1,083	1,699	29	(18)	3,587	3,965
Services (to) / from business divisions	(1,943)	(1,952)	(2,004)	0	(3)	(5,939)	(5,781)
Depreciation and impairment of property, equipment and software	237	228	216	4	10	698	619
Amortization and impairment of intangible assets	5	5	5	0	0	16	16
Total operating expenses²	675	340	906	99	(25)	1,296	1,809
Operating profit / (loss) before tax	(665)	(198)	(1,186)	236	(44)	(1,397)	(1,311)

Adjusted results³
Total operating income as reported	10	142	(280)	(93)		(100)	498
of which: own credit on financial liabilities designated at fair value			32				518
of which: gains on sales of real estate		120				120	378
of which: net foreign currency translation gains / (losses)⁴		(26)	(27)			(149)	(27)
Total operating income (adjusted)	10	48	(285)	(79)		(71)	(371)
Total operating expenses as reported	675	340	906	99	(25)	1,296	1,809
of which: personnel-related restructuring expenses	159	139	120			405	274
of which: non-personnel-related restructuring expenses	173	168	167			460	467
of which: restructuring expenses allocated from CC – Services	(320)	(282)	(270)			(834)	(581)
Total operating expenses (adjusted)	664	315	889	111	(25)	1,266	1,649
Operating profit / (loss) before tax as reported	(665)	(198)	(1,186)	236	(44)	(1,397)	(1,311)
Operating profit / (loss) before tax (adjusted)	(654)	(267)	(1,174)	145	(44)	(1,338)	(2,020)

Additional information
Average attributed equity (CHF billion)⁵	28.9	29.6	26.4	(2)	9	29.1	26.1
Total assets (CHF billion)⁶	365.8	374.4	366.0	(2)	0	365.8	366.0
Risk-weighted assets (fully applied, CHF billion)⁷	57.5	62.1	61.7	(7)	(7)	57.5	61.7
Leverage ratio denominator (fully applied, CHF billion)⁸	295.2	292.6	289.4	1	2	295.2	289.4
Personnel (full-time equivalents)	24,059	23,925	23,618	1	2	24,059	23,618

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to the ”Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    8 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Total operating income	(66)	78	(38)		74	(43)	295
Personnel expenses	946	947	955	0	(1)	2,862	2,870
General and administrative expenses	974	1,016	1,122	(4)	(13)	3,031	3,288
Depreciation and impairment of property, equipment and software	237	228	216	4	10	698	619
Amortization and impairment of intangible assets	5	5	5	0	0	16	16
Total operating expenses before allocations to BDs and other CC units	2,162	2,197	2,298	(2)	(6)	6,606	6,793
Services (to) / from business divisions and other CC units	(2,010)	(2,007)	(2,079)	0	(3)	(6,115)	(6,025)
of which: services to Wealth Management	(557)	(545)	(555)	2	0	(1,664)	(1,582)
of which: services to Wealth Management Americas	(302)	(297)	(299)	2	1	(913)	(882)
of which: services to Personal & Corporate Banking	(294)	(298)	(298)	(1)	(1)	(902)	(882)
of which: services to Asset Management	(130)	(132)	(143)	(2)	(9)	(404)	(384)
of which: services to Investment Bank	(662)	(661)	(680)	0	(3)	(2,014)	(2,016)
of which: services to CC – Group ALM	(25)	(26)	(38)	(4)	(34)	(80)	(72)
of which: services to CC – Non-core and Legacy Portfolio	(57)	(55)	(74)	4	(23)	(167)	(232)
Total operating expenses²	152	190	219	(20)	(31)	491	768
Operating profit / (loss) before tax	(218)	(113)	(257)	93	(15)	(534)	(474)

Adjusted results³
Total operating income as reported	(66)	78	(38)		74	(43)	295
of which: gains on sales of real estate		120				120	378
Total operating income (adjusted)	(66)	(42)	(38)	57	74	(163)	(83)
Total operating expenses as reported before allocations	2,162	2,197	2,298	(2)	(6)	6,606	6,793
of which: personnel-related restructuring expenses	159	139	116			404	262
of which: non-personnel-related restructuring expenses	173	168	167			460	467
Total operating expenses (adjusted) before allocations	1,830	1,890	2,017	(3)	(9)	5,742	6,066
Services (to) / from BDs and other CC units	(2,010)	(2,007)	(2,079)	0	(3)	(6,115)	(6,025)
of which: restructuring expenses allocated to BDs and other CC units	(327)	(287)	(281)			(847)	(608)
Total operating expenses as reported after allocations	152	190	219	(20)	(31)	491	768
Total operating expenses (adjusted) after allocations	148	170	217	(13)	(32)	474	648
Operating profit / (loss) before tax as reported	(218)	(113)	(257)	93	(15)	(534)	(474)
Operating profit / (loss) before tax (adjusted)	(214)	(213)	(255)	0	(16)	(637)	(732)

Additional information
Average attributed equity (CHF billion)⁴	22.8	23.2	20.4	(2)	12	22.7	19.8
Total assets (CHF billion)⁵	24.0	22.3	21.1	8	14	24.0	21.1
Risk-weighted assets (fully applied, CHF billion)⁶	27.6	23.9	22.3	15	24	27.6	22.3
Leverage ratio denominator (fully applied, CHF billion)⁷	6.5	5.1	3.7	27	76	6.5	3.7
Personnel (full-time equivalents)	23,857	23,721	23,412	1	2	23,857	23,412

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the ”Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 3Q16 vs 3Q15

Corporate Center – Services recorded a loss before tax of CHF 218 million compared with CHF 257 million, and CHF 214 million on an adjusted basis compared with CHF 255 million.

Operating income

Operating income was negative CHF 66 million compared with negative CHF 38 million, mainly due to lower income from the investment of the Group's equity allocated from Corporate Center – Group Asset and Liability Management.

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 136 million or 6% to CHF 2,162 million and adjusted operating expenses before allocations decreased by CHF 187 million or 9% to CHF 1,830 million.

Personnel expenses decreased by CHF 9 million to CHF 946 million. On an adjusted basis, personnel expenses decreased by CHF 54 million, mainly as a result of near- and offshoring initiatives and lower expenses for variable compensation. General and administrative expenses decreased by CHF 148 million to CHF 974 million and adjusted general and administrative expenses decreased by CHF 153 million, reflecting lower professional fees, outsourcing costs and marketing costs, partly offset by higher occupancy costs. Depreciation expenses increased to CHF 237 million from CHF 216 million, primarily related to internally generated capitalized software.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,010 million to the business divisions and other Corporate Center units compared with CHF 2,079 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,683 million compared with CHF 1,800 million, mainly reflecting the aforementioned cost reductions.

Operating expenses after  service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 152 million from CHF 219 million and to CHF 148 million from CHF 217 million on an adjusted basis, mainly due to lower retained costs related to strategic and regulatory projects.

Personnel: 3Q16 vs 2Q16

As of 30 September 2016, Corporate Center – Services employed 23,857 personnel compared with 23,721 as of 30 June 2016, reflecting increases in our near- and offshore locations, partly offset by a reduction in personnel in key financial centers. The annual intake of apprentices and graduates also contributed to the increase.

Results: 9M16 vs 9M15

Corporate Center – Services recorded a loss before tax of CHF 534 million compared with CHF 474 million and on an adjusted basis recorded a loss before tax of CHF 637 million compared with CHF 732 million.

Total operating income was a loss of CHF 43 million compared with a gain of CHF 295 million. Excluding gains on sales of real estate of CHF 120 million compared with CHF 378 million, adjusted income was negative CHF 163 million compared with negative CHF 83 million, mainly due to lower income from the investment of the Group's equity allocated from Corporate Center – Group Asset and Liability Management.

Before allocations, total operating expenses decreased by CHF 187 million or 3% to CHF 6,606 million. Adjusted operating expenses before allocations decreased by CHF 324 million or 5% to CHF 5,742 million, mainly reflecting a CHF 152 million reduction in personnel expenses, primarily as a result of near- and offshoring initiatives, and a CHF 261 million decrease in general and administrative expenses, driven by lower outsourcing costs and professional fees. These reductions were partly offset by CHF 90 million higher depreciation expenses, primarily related to internally generated capitalized software.

Corporate Center – Services allocated expenses of CHF 6,115 million to the business divisions and other Corporate Center units compared with CHF 6,025 million. Adjusted net allocated expenses were CHF 5,268 million compared with CHF 5,419 million, mainly reflecting the aforementioned cost reductions. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 491 million from CHF 768 million, partly as the first nine months of 2015 included retained real estate restructuring expenses of CHF 112 million. On an adjusted basis, retained expenses decreased to CHF 474 million from CHF 648 million due to lower retained costs for strategic and regulatory projects.

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Business division-aligned risk management net income	202	222	194	(9)	4	637	640
Capital investment and issuance net income	(5)	24	69			52	233
Group structural risk management net income	(141)	(143)	(216)	(1)	(35)	(384)	(472)
Total risk management net income before allocations	56	102	46	(45)	22	304	400
Allocations to business divisions and other CC units	(95)	(155)	(177)	(39)	(46)	(414)	(653)
of which: Wealth Management	(95)	(101)	(117)	(6)	(19)	(302)	(353)
of which: Wealth Management Americas	(26)	(23)	(25)	13	4	(70)	(77)
of which: Personal & Corporate Banking	(81)	(85)	(100)	(5)	(19)	(261)	(310)
of which: Asset Management	(1)	(2)	(4)	(50)	(75)	(6)	(13)
of which: Investment Bank	66	57	55	16	20	182	141
of which: CC – Services	0	(16)	(37)	(100)	(100)	(37)	(123)
of which: CC – Non-core and Legacy Portfolio	42	15	51	180	(18)	80	81
Total risk management net income after allocations	(39)	(53)	(130)	(26)	(70)	(109)	(254)
Accounting asymmetries related to economic hedges	95	61	(66)	56		67	(167)
Hedge accounting ineffectiveness²	(23)	11	43			27	177
Other	(3)	52	32			90	88
Total operating income (adjusted)³	30	71	(121)	(58)		74	(156)
Net foreign currency translation gains / (losses)⁴		(26)	(27)			(149)	(27)
Own credit on financial liabilities designated at fair value			32				518
Total operating income as reported	30	45	(116)	(33)		(75)	335
Personnel expenses	8	8	8	0	0	23	23
General and administrative expenses	2	5	4	(60)	(50)	10	13
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(9)	(11)	(17)	(18)	(47)	(33)	(38)
Total operating expenses⁵	0	2	(5)	(100)	(100)	(1)	(2)
Operating profit / (loss) before tax as reported	30	44	(111)	(32)		(74)	338
Operating profit / (loss) before tax (adjusted)³	30	70	(116)	(57)		75	(153)

Additional information
Average attributed equity (CHF billion)⁶	4.3	4.1	3.2	5	34	4.2	3.3
Total assets (CHF billion)⁷	258.3	251.5	236.9	3	9	258.3	236.9
Risk-weighted assets (fully applied, CHF billion)⁸	11.1	6.9	7.3	61	52	11.1	7.3
Leverage ratio denominator (fully applied, CHF billion)⁹	263.4	259.4	227.0	2	16	263.4	227.0
Personnel (full-time equivalents)	137	134	125	2	10	137	125

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Does not include ineffectiveness of hedges of net investments in foreign operations.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Related to the disposal of foreign subsidiaries and branches.    5 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    6 Refer to the ”Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    9 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Corporate Center

Results: 3Q16 vs 3Q15

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a profit before tax of CHF 30 million compared with a loss of CHF 111 million, mainly as a result of accounting asymmetries related to economic hedges.

Transfer of Risk Exposure Management function

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the third quarter of 2016, we transferred the Risk Exposure Management (REM) function from Corporate Center – Non-core and Legacy Portfolio to Corporate Center – Group ALM to further harmonize REM risk management responsibility with the reporting structure and align it more closely with other activities performed by Group ALM. REM primarily performs risk management over credit, debit and funding valuation adjustments for our over-the-counter derivatives portfolio.

Prior-period profit and loss information has been restated to reflect this transfer. Net income from REM before allocations is now presented within the line "Business division-aligned risk management net income" and is fully allocated to the business divisions and other Corporate Center units. There was no effect on operating profit before tax for any segment for any period from this restatement.

Prior-period information for balance sheet assets and risk-weighted assets has not been restated as the effect would not have been material.

The leverage ratio denominator (LRD) of Group ALM has been restated for 30 June 2016, 31 March 2016 and 31 December 2015 and as a result increased by CHF 4.6 billion, CHF 6.4 billion and CHF 7.7 billion, respectively, with an equal and opposite decrease in Corporate Center – Non-core and Legacy Portfolio. Of the CHF 4.6 billion REM LRD as of 30 June 2016, approximately CHF 2 billion related to activities in the Investment Bank and the rest mainly related to Non-core and Legacy Portfolio. LRD figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss systemically relevant bank (SRB) rules and are therefore not fully comparable.

Operating income

Total operating income was CHF 30 million compared with a loss of CHF 116 million. This improvement was primarily due to accounting asymmetries related to economic hedges.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of our first quarter 2016 report for more information on the business activities of Group ALM

Business division-aligned risk management net income

Net income from business division-aligned risk management activities, which mostly relates to interest rate risk management revenues in the Wealth Management and Personal & Corporate banking book, was CHF 202 million compared with CHF 194 million.

Capital investment and issuance net income

Net income from capital investment and issuance activities was negative CHF 5 million compared with positive CHF 69 million. This was mainly due to an increase in net interest expense as a result of an increase in total outstanding long-term debt that is eligible for total loss-absorbing capital (TLAC), as well as fees paid related to the issuance of new additional tier 1 (AT1) capital and senior unsecured debt in the third quarter of 2016. Interest income from the investment of the Group's equity also decreased compared with the third quarter of 2015 due to lower interest rates.

Group structural risk management net income

Net income from Group structural risk management activities was negative CHF 141 million compared with negative CHF 216 million. An increase in income of CHF 185 million from the management of the Group's high-quality liquid assets (HQLA), mainly due to wider spreads between certain HQLA and internal funding liabilities, was largely offset by an increase in net interest expense of CHF 110 million due to issuances of long-term debt over the first nine months of 2016.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 95 million compared with CHF 177 million. This decrease primarily reflects the aforementioned lower net income from capital investment and issuance activities, which is fully allocated to the business divisions and other Corporate Center units in proportion to their attributed equity. In addition, expenses for Group structural risk management activities allocated to the business divisions and other Corporate Center units increased from CHF 83 million to CHF 100 million. This allocation is based on consumption of funding and liquidity risk by the business divisions and other Corporate Center units.

Total risk management net income after allocations

Group ALM retained negative CHF 39 million from its risk management activities after allocations compared with negative CHF 130 million, reflecting an improvement in net income from Group structural risk management activities after allocations.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group's HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter in the short term.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges increased by CHF 161 million to CHF 95 million, primarily due to a gain related to HQLA classified as available for sale of CHF 29 million compared with a loss of CHF 76 million. The lower magnitude of this asymmetrical result reflects the change applied since the first quarter of 2016 to classify the majority of newly purchased HQLA debt securities as financial assets designated at fair value through profit or loss, instead of classifying them as financial assets available for sale. In addition, Group ALM retained a gain of CHF 38 million compared to a loss of CHF 7 million on derivatives that economically hedge the currency and interest rate risk in its long-term debt portfolio.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of our first quarter 2016 report for more information on the accounting asymmetry related to financial assets available for sale

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was negative CHF 23 million compared with positive CHF 43 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these impact the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was negative CHF 3 million compared with positive CHF 32 million, partly related to lower income from the Group ALM-managed monthly conversion of non-Swiss franc profits.

Balance sheet, risk-weighted assets, leverage ratio denominator: 3Q16 vs 2Q16

Balance sheet assets

Balance sheet assets increased by CHF 7 billion to CHF 258 billion, mainly reflecting an increase in the net funds transferred to Group ALM by the business divisions and the proceeds of new debt issuances during the quarter that led to additional cash investments on Group ALM's balance sheet.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Fully applied risk-weighted assets increased by 4 billion to CHF 11 billion as of 30 September 2016.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator increased to CHF 263 billion from CHF 259 billion, consistent with the increase in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Results: 9M16 vs 9M15

Group ALM recorded a loss before tax of CHF 74 million compared with a profit before tax of CHF 338 million and on an adjusted basis recorded a profit before tax of CHF 75 million compared with a loss before tax of CHF 153 million.

Total operating income was negative CHF 75 million compared with positive CHF 335 million and adjusted total operating income was positive CHF 74 million compared with negative CHF 156 million.

Net income from risk management activities before allocations decreased by CHF 96 million to CHF 304 million. This was mainly due to a decrease in net income from capital investment and issuance activities of CHF 181 million to CHF 52 million, driven by lower revenues from the investment of the Group's equity and by higher net interest expenses related to the issuance of AT1 and other TLAC instruments.

Revenues related to business division-aligned risk management were broadly unchanged at CHF 637 million. Net income from Group structural risk management activities improved to negative CHF 384 million compared with negative CHF 472 million.

Net income allocations to business divisions and other Corporate Center units decreased by CHF 239 million to CHF 414 million, mainly due to the aforementioned reductions in capital investment and issuance net income.

Retained income from risk management activities improved by CHF 145 million to negative CHF 109 million, reflecting an increase in revenues from the Group's HQLA portfolio due to wider spreads between certain HQLA and internal funding liabilities.

Net income retained by Group ALM due to accounting asymmetries related to economic hedges improved by CHF 234 million to CHF 67 million. This improvement was mainly due to a fair value gain of CHF 131 million compared with a loss of CHF 26 million on certain internal funding transactions, resulting from the tightening of funding spreads.

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was CHF 27 million compared with CHF 177 million, primarily as the first quarter of 2015 included an ineffectiveness gain of CHF 184 million related to our cash flow hedges following the Swiss National Bank’s actions in January 2015.

Other net income was CHF 90 million compared with CHF 88 million and mainly related to interest income retained by Group ALM on behalf of non-controlling interests.

→   Refer to the “Current market climate” section of our Annual Report 2015 for more information on the SNB actions in January 2015

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Results
Income	45	19	(114)	137		20	(122)
Credit loss (expense) / recovery	1	0	(12)			(3)	(10)
Total operating income	46	19	(126)	142		17	(132)
Personnel expenses	23	20	28	15	(18)	50	97
General and administrative expenses	425	62	572	585	(26)	546	664
Services (to) / from business divisions and other CC units	76	65	91	17	(16)	210	281
of which: services from CC – Services	57	55	74	4	(23)	167	232
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses²	523	148	692	253	(24)	806	1,042
Operating profit / (loss) before tax	(477)	(129)	(818)	270	(42)	(789)	(1,175)

Adjusted results³
Total operating income as reported	46	19	(126)	142		17	(132)
Total operating income (adjusted)	46	19	(126)	142		17	(132)
Total operating expenses as reported	523	148	692	253	(24)	806	1,042
of which: personnel-related restructuring expenses	0	0	4			1	12
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	7	5	11			13	27
Total operating expenses (adjusted)	516	143	677	261	(24)	793	1,002
Operating profit / (loss) before tax as reported	(477)	(129)	(818)	270	(42)	(789)	(1,175)
Operating profit / (loss) before tax (adjusted)	(470)	(124)	(803)	279	(41)	(776)	(1,135)

Additional information
Average attributed equity (CHF billion)⁴	1.8	2.3	2.8	(22)	(36)	2.1	3.0
Total assets (CHF billion)⁵	83.5	100.5	108.0	(17)	(23)	83.5	108.0
Risk-weighted assets (fully applied, CHF billion)⁶	18.8	31.3	32.1	(40)	(41)	18.8	32.1
Leverage ratio denominator (fully applied, CHF billion)⁷	25.2	28.1	58.8	(10)	(57)	25.2	58.8
Personnel (full-time equivalents)	65	70	82	(7)	(21)	65	82

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to ”Note 17 Changes in organization and disposals” in the ”Consolidated financial statements” section of this report for information on restructuring expenses.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the ”Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the ”Capital management” section of this report for more information.    7 Calculated in accordance with Swiss SRB rules. Refer to the ”Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.

Results: 3Q16 vs 3Q15

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 477 million compared with CHF 818 million.

→       Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information on the transfer of the Risk Exposure Management function

Operating income

Total operating income was positive CHF 46 million compared with negative CHF 126 million and included valuation gains on financial assets designated at fair value as well as a gain related to the settlement of a litigation claim. The third quarter of 2015 included higher losses related to unwind and novation activities.

Operating expenses

Total operating expenses decreased by CHF 169 million or 24% to CHF 523 million, mainly as net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 126 million to CHF 408 million. In addition, professional fees decreased and net expenses for services from other Corporate Center units and business divisions were CHF 15 million lower.

Balance sheet, risk-weighted assets and leverage ratio denominator: 3Q16 vs 2Q16

Balance sheet assets

Balance sheet assets decreased by CHF 17 billion to CHF 84 billion. Positive replacement values (PRVs) decreased by CHF 15 billion, mainly in interest rate contracts, reflecting ongoing reduction activity including negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties. Assets classified as Level 3 in the fair value hierarchy totaled CHF 2.2 billion as of 30 September 2016.

Risk-weighted assets

Risk-weighted assets (RWA) decreased to CHF 19 billion from CHF 31 billion, largely as a result of a revised methodology for the allocation of operational risk RWA to business divisions and Corporate Center units.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 25 billion from CHF 28 billion, mainly due to reductions in derivative exposures.

→   Refer to the “Capital management” section of this report for more information

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information on the transfer of the Risk Exposure Management function

Results: 9M16 vs 9M15

Non-core and Legacy Portfolio recorded a loss before tax of CHF 789 million compared with a loss of CHF 1,175 million. Operating income was positive CHF 17 million compared with negative CHF 132 million. Operating expenses decreased by CHF 236 million to CHF 806 million, mainly as net expenses for provisions for litigation, regulatory and similar matters decreased by CHF 114 million to CHF 455 million. In addition, net expenses for services from other Corporate Center units and business divisions were CHF 71 million lower.

Corporate Center

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.

CHF billion
Exposure category	Description	RWA¹		Total assets²		LRD³
		30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). More than 95% of gross PRVs are collateralized. Uncollateralized exposures are well diversified across counterparties, of which the majority is rated investment grade. Approximately 40% of gross PRVs are due to mature by end-2021.	3.6	4.2	51.7	62.0	10.3	12.7
Rates (non-linear)		0.7	0.6	19.4	23.0	2.3	1.8
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by end-2018. Also includes corporate lending and residual distressed credit positions, with a similar expected run-off profile.	0.5	0.5	1.1	1.4	2.8	3.1
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the remaining positions are expected to run off by end-2018.	1.1	1.0	1.3	1.4	1.5	1.5
Auction preferred stock (APS) and auction rate securities (ARSs)	Portfolio of long-dated APS and municipal ARSs. All APS were rated A or above and all ARS exposures were rated Ba1 or above as of 30 September 2016.	0.8	0.8	2.5	2.6	2.5	2.6
Muni swaps and options	Swaps and options with US state and local governments. Over 95% of the PRVs are with counterparties that were rated investment grade as of 30 September 2016.	0.5	0.4	3.1	3.4	2.4	2.6
Other	Diverse portfolio of smaller positions.	1.5	2.3	4.4	6.7	3.4	3.8⁴
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	10.1	21.5	–	–	–	–
Total		18.8	31.3	83.5	100.5	25.2	28.1

1 Fully applied and phase-in RWA.    2 Total assets of CHF 83.5 billion as of 30 September 2016 (CHF 100.5 billion as of 30 June 2016) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 70.1 billion (CHF 84.8 billion as of 30 June 2016).    3 Swiss SRB leverage ratio denominator.    4 Comparative figure as of 30 June 2016 has been restated to reflect the transfer of the Risk Exposure Management (REM) function from Corporate Center - Non-core and Legacy Portfolio to Corporate Center - Group ALM in the third quarter of 2016. Refer to the "Corporate Center - Group Asset and Liability Management" section of this report for more information.

Risk, treasury and capital management

Management report

Table of contents

49	Risk management and control
49	Credit risk
49	Market risk
50	Country risk
50	Binding stress scenario
51	Key risk metrics

53	Balance sheet, liquidity and funding management
53	Strategy, objectives and governance
53	Assets and liquidity management
56	Liabilities and funding management

58	Capital management
58	Regulatory framework
61	Swiss SRB loss-absorbing capacity
65	Risk-weighted assets
67	Leverage ratio
70	Equity attribution and return on attributed equity

71	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the "Risk management and control" section of our Annual Report 2015.

Credit risk

Overall credit risk exposures were broadly unchanged during the third quarter of 2016 and net credit loss expenses remained low at CHF 4 million. Within our wealth management businesses, margin calls related to security-backed lending decreased from the higher levels observed during the second quarter. Our Swiss lending portfolios continued to perform well, although we remain watchful for signs of deterioration in the Swiss economy that could impact some of our counterparties and lead to an increase in credit loss expenses from the low levels recently observed.

Although oil prices stabilized during the third quarter, we continue to closely monitor exposures to counterparties in the oil and gas sector. As of 30 September 2016, our total funded and unfunded net banking products exposure to this sector was CHF 5.1 billion, unchanged from 30 June 2016. As of 30 September 2016, total specific and collective allowances and provisions against these oil and gas exposures were CHF 23 million.

Within the Investment Bank, we saw a strong flow of leveraged loan underwriting activity in the third quarter, which gave rise to temporary concentrated credit risk exposure up to and beyond quarter-end. The majority of this activity was sub-investment grade, and there is currently no indication that these deals will not be distributed in line with their target date. Delayed regulatory approvals for some investment grade merger and acquisition transactions have resulted in delayed distribution of the associated financings beyond original targeted dates. Although this delay results in a longer risk period than originally anticipated, we are comfortable with our exposures, considering the investment grade quality. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at low levels. Average 1-day, 95% confidence level, management value-at-risk (VaR) was largely unchanged at CHF 10 million. With management VaR at such low levels, the measure is relatively volatile and is affected by sizable client trades such as equity block transactions or option expiries.

There were no new Group VaR negative backtesting exceptions in the third quarter. The total number of negative backtesting exceptions within a 250-business-day window reduced from nine to six, lowering the FINMA VaR multiplier for the market risk RWA calculation from 3.85 to 3.5.

→       Refer to “Market risk” in the “Risk, treasury and capital management” section of our first and second quarter 2016 reports for more information on our backtesting exceptions

As of 30 September 2016, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative CHF 2.3 million compared with negative CHF 0.2 million as of 30 June 2016. This change was mainly driven by Wealth Management Americas, whose modeled client rate duration for the non-maturity deposits decreased in response to higher market rates.

Risk management and control

Country risk

We are closely following developments in Europe following the UK referendum on EU membership, with potential adverse consequences for the UK economy and the weak EU economic recovery. In this context, peripheral European countries continue to cause concerns.

In the third quarter of 2016, our direct exposure to peripheral European countries remained limited, although we have significant country risk exposure to major EU economies, including the UK.

Our Global Recession scenario, which is the binding scenario in our suite of combined stress testing scenarios, has a renewed eurozone crisis at its core, such that potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 (CET1) capital ratio.

We remain comfortable with our direct exposure to China, and our exposure to other emerging markets countries is generally well diversified.

→       Refer to the ”Risk management and control“ section of our Annual Report 2015 for more information

Binding stress scenario

We have developed a new Global Deflation scenario, which retains the existing Global Recession scenario as its foundation, but incorporates the risks stemming from severe negative rates in major developed countries. This Global Deflation scenario will replace the Global Recession scenario in our suite of combined stress testing scenarios, and will be adopted as the binding scenario in the fourth quarter of 2016, capturing the potential effects of negative interest rates in the calculation of our post-stress fully applied CET1 capital ratio.

We anticipate that stress losses forecast under the Global Deflation scenario could be slightly higher than those calculated under the Global Recession scenario. However, based on levels of risk exposure as of 30 September 2016, our post-stress fully applied CET1 capital ratio exceeded our 10% objective under both the Global Deflation scenario and the Global Recession scenario.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	30.9.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,798	52,890	151,887	445	66,770	1,186	101,438	777	485,189
of which: loans (on-balance sheet)	102,556	49,460	134,439	5	15,214	36	6,261	127	308,098
of which: guarantees and loan commitments (off-balance sheet)	3,553	906	15,925	0	41,222	107	1	649	62,363
Total impaired exposure, gross	81	26	1,095		107			24	1,333
of which: impaired loan exposure, gross	81	26	856		78			24	1,065
Total allowances and provisions for credit losses	65	28	484	0	56	0	0	16	649
Traded products¹˒⁵
Gross exposure	6,703	1,671	1,705	0	36,290				46,369
of which: over-the-counter derivatives	5,487	27	1,615	0	13,680				20,809
of which: securities financing transactions	0	257	0	0	17,200				17,458
of which: exchange-traded derivatives	1,216	1,387	90	0	5,410				8,103

	30.6.16
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,946	51,913	153,752	382	61,607	654	99,984	1,137	479,374
of which: loans (on-balance sheet)	102,804	48,931	134,777	4	16,304	18	6,434	189	309,460
of which: guarantees and loan commitments (off-balance sheet)	3,735	952	17,559	0	34,313	10	0	948	57,516
Total impaired exposure, gross	76	27	1,105		193			30	1,431
of which: impaired loan exposure, gross	76	27	851		166			30	1,149
Total allowances and provisions for credit losses	62	28	495	0	89	0	0	16	691
Traded products¹˒⁵
Gross exposure	7,229	1,566	1,939	0	42,036				52,769
of which: over-the-counter derivatives	6,177	29	1,850	0	20,003				28,058
of which: securities financing transactions	0	250	0	0	15,057				15,306
of which: exchange-traded derivatives	1,052	1,287	89	0	6,976				9,405

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Does not include reclassified securities and similar acquired securities held by CC – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 30 September 2016, IFRS loans exposure for the Investment Bank and CC – Non-core and Legacy Portfolio was CHF 10,209 million (30 June 2016: CHF 11,828 million) and CHF 2,664 million (30 June 2016: CHF 2,732 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, CC – Non-core and Legacy Portfolio and CC – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16
Secured by residential property	32,341	32,131	9,432	8,736	96,624	96,735
Secured by commercial / industrial property	2,082	2,003	0	0	18,117	18,531
Secured by cash	15,016	15,465	1,004	1,247	1,837	1,882
Secured by securities	46,315	46,378	37,964	38,050	1,653	1,638
Secured by guarantees and other collateral	6,464	6,284	783	607	6,261	6,720
Unsecured loans	339	543	276	290	9,948	9,272
Total loans, gross	102,556	102,804	49,460	48,931	134,439	134,777
Total loans, net of allowances	102,492	102,742	49,430	48,902	133,983	134,316

Risk management and control

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	5	11	6	8	5	7	3	2	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	7	9	7	7	0	7	1	1	0
CC – Non-core and Legacy Portfolio	3	5	4	4	0	3	2	0	0
Diversification effect²˒³			(8)	(10)	0	(8)	(3)	(1)	0
Total 30.9.16	8	14	8	10	5	11	4	2	1
Total 30.6.16	8	18	11	11	4	11	4	3	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹˒²
CHF million	–200 bps	–100 bps	+ 1bp	+100 bps	+200 bps
CHF	(0.4)	(0.4)	0.5	46.1	91.2
EUR	(118.8)	(118.8)	(0.2)	(19.3)	(34.9)
GBP	(191.7)	(124.2)	0.2	8.3	5.9
USD	705.6	452.4	(2.7)	(273.2)	(574.2)
Other	5.1	0.5	0.0	(0.6)	(0.8)
Total effect on interest rate-sensitive banking book positions 30.9.16	399.8	209.5	(2.3)	(238.7)	(512.9)
Total effect on interest rate-sensitive banking book positions 30.6.16	212.7	156.5	(0.2)	2.5	(24.8)

1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.    2 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally being floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	30.9.16							30.6.16
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges¹
Austria	27	27	150	22	1,146	1,323	1,196	996	873
Belgium	598	598	32	32	43	673	673	279	279
Finland	85	52	31	31	652	767	734	651	618
France	1,131	862	1,206	1,007	4,315	6,652	6,185	4,746	4,347
Greece	15	15	0	0	1	17	17	18	18
Ireland²	112	112	974	974	57	1,143	1,143	1,464	1,464
Italy	2,611	2,181	365	365	162	3,138	2,709	3,024	2,535
Portugal	127	61	0	0	13	140	75	137	72
Spain	1,055	861	57	57	380	1,493	1,299	1,973	1,715
Other³	72	72	2	2	20	94	94	93	93

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 48 million (of which: Malta CHF 36 million, Ireland CHF 6 million and France CHF 5 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the "Treasury management" section of our Annual Report 2015, which provides more information about the Group's strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 30 September 2016, balance sheet assets totaled CHF 935 billion, a decrease of CHF 54 billion from 30 June 2016, mainly due to a reduction in positive replacement values (PRVs) in both the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. Total assets excluding PRVs decreased by CHF 10 billion to CHF 781 billion. Excluding currency effects, total assets excluding PRVs decreased by CHF 7 billion, mainly due to lower collateral trading assets.

PRVs decreased by CHF 44 billion, primarily resulting from a CHF 28 billion decrease in the Investment Bank, mainly related to foreign exchange contracts, primarily reflecting reduced market volatility compared with the second quarter of 2016, which was affected by the UK referendum on EU membership, and a CHF 15 billion reduction in Non-core and Legacy Portfolio, mainly in interest rate contracts, reflecting ongoing reduction activity including negotiated bilateral settlements, third-party novations, including transfers to central clearing houses, and agreements to net down trades with other dealer counterparties.

Collateral trading assets decreased by CHF 14 billion, primarily resulting from client-driven declines and a decrease in externally sourced collateral required to service client transactions due to a higher volume of available trading portfolio assets. Other assets decreased by CHF 4 billion, primarily reflecting a reduction in cash collateral receivables on derivative instruments following the decrease in replacement values.

These decreases were partly offset by a CHF 4 billion increase in trading portfolio assets, mainly reflecting market and client-driven increases in our Equities business, and a CHF 3 billion net increase in financial assets designated at fair value, available for sale and held to maturity, primarily resulting from an increase in on-balance sheet securities held in our high-quality liquid assets (HQLA) portfolio. Cash and balances with central banks and lending assets were broadly unchanged.

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of			% change from
CHF billion	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15
Cash and balances with central banks	94.7	94.2	91.3	1	4
Lending¹	320.1	319.8	323.9	0	(1)
Collateral trading²	88.3	102.7	93.5	(14)	(6)
Trading portfolio	105.4	101.2	124.0	4	(15)
Positive replacement values	154.4	198.4	167.4	(22)	(8)
Financial assets at FV / AFS / HTM³	90.4	87.3	68.7	4	32
Other assets⁴	81.9	85.7	74.0	(4)	11
Total IFRS assets	935.2	989.4	942.8	(5)	(1)

1 Consists of amounts due from banks and loans.    2 Consists of reverse repurchase agreements and cash collateral on securities borrowed.    3 Consists of financial assets designated at fair value, financial assets available for sale and financial assets held to maturity.    4 Includes cash collateral receivables on derivative instruments and prime brokerage receivables.

Balance sheet, liquidity and funding management

High-quality liquid assets

The total weighted liquidity value of HQLA decreased by CHF 22 billion to CHF 197 billion in the third quarter of 2016. This reduction primarily reflects additional liquidity requirements applicable to our US operations from July 2016, resulting in an increase in assets that are not freely available to other entities within the Group and are therefore not fully HQLA-eligible at a Group level.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on high-quality liquid assets

High-quality liquid assets
	Average 3Q16			Average 2Q16
CHF billion	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹	Level 1 weighted liquidity value¹	Level 2 weighted liquidity value¹	Total weighted liquidity value¹
Cash balances²	104	0	104	122	0	122
Securities	82	11	93	88	8	96
of which: on-balance sheet³	70	8	78	66	5	71
of which: off-balance sheet	12	3	15	23	3	25
Total high-quality liquid assets⁴	186	11	197	211	8	219

1 Calculated after the application of haircuts.    2 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.    4 Calculated in accordance with FINMA requirements.

Liquidity coverage ratio

In the third quarter of 2016, our three-month average total LCR decreased 9 percentage points to 124%, remaining above the 110% Group LCR minimum communicated by FINMA. The decrease during the quarter was mainly due to the aforementioned CHF 22 billion decrease in HQLA, partly offset by a CHF 6 billion reduction in net cash outflows, primarily related to lower outflows from non-operational deposits, driven by prime brokerage accounts.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
		Average 3Q16		Average 2Q16
CHF billion, except where indicated		Unweighted value	Weighted value¹	Unweighted value	Weighted value¹

High-quality liquid assets
1	High-quality liquid assets		197		219

Cash outflows
2	Retail deposits and deposits from small business customers	230	25	226	25
3	of which: stable deposits	37	1	36	1
4	of which: less stable deposits	193	24	190	24
5	Unsecured wholesale funding	195	112	201	120
6	of which: operational deposits (all counterparties)	35	9	35	9
7	of which: non-operational deposits (all counterparties)	143	87	148	94
8	of which: unsecured debt	17	17	17	17
9	Secured wholesale funding²		62		30
10	Additional requirements:	106	44	110	49
11	of which: outflows related to derivatives and other transactions	58	30	61	34
12	of which: outflows related to loss of funding on debt products³	0	0	0	0
13	of which: committed credit and liquidity facilities	48	14	49	15
14	Other contractual funding obligations	23	19	37	33
15	Other contingent funding obligations	210	7	202	7
16	Total cash outflows		269		264

Cash inflows
17	Secured lending²	254	65	221	49
18	Inflows from fully performing exposures	54	29	57	30
19	Other cash inflows	17	17	21	21
20	Total cash inflows	325	111	299	100

			Average 3Q16		Average 2Q16
CHF billion, except where indicated			Total adjusted value⁴		Total adjusted value⁴

Liquidity coverage ratio
21	High-quality liquid assets		197		219
22	Net cash outflows		158		164
23	Liquidity coverage ratio (%)		124		133

1 Calculated after the application of inflow and outflow rates.   2 In the third quarter of 2016, the presentation of securities financing transactions across our business areas was aligned. Prior-period unweighted cash inflows from secured lending have been adjusted accordingly. These changes did not affect net cash outflows or the liquidity coverage ratio.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Balance sheet, liquidity and funding management

Liabilities and funding management

Liabilities

Total liabilities decreased by CHF 55 billion to CHF 881 billion as of 30 September 2016. Negative replacement values decreased by CHF 45 billion, in line with the aforementioned decreases in PRVs. Other liabilities decreased by CHF 6 billion, mainly due to reductions in prime brokerage payables and cash collateral payables on derivative instruments.

Long-term debt issued decreased by CHF 4 billion, mainly due to a CHF 5 billion reduction in financial liabilities designated at fair value, primarily reflecting trade terminations and maturities. Long-term debt issued held at amortized cost increased by CHF 1 billion, mainly driven by the issuance of CHF 3.8 billion equivalent of US dollar- and euro-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC) and a USD 1.1 billion additional tier 1 perpetual subordinated bond with a first call option in 2021, partly offset by the maturity of senior and subordinated debt. TLAC issuances consisted of: (i) USD 2.0 billion 5.5-year fixed-rate notes with a coupon of 2.65%, (ii) USD 0.5 billion 5.5-year floating-rate notes linked to 3-month US dollar LIBOR and (iii) EUR 1.3 billion 10-year fixed-rate notes with a coupon of 1.25%. Maturities of senior and subordinated debt equivalent to CHF 3.2 billion in aggregate consisted of: (i) USD 0.6 billion 10-year 5.875% fixed-rate subordinated tier 2 notes, (ii) GBP 0.3 billion 7-year 6.375% fixed-rate senior unsecured notes, (iii) EUR 1.5 billion 2-year floating-rate senior unsecured notes and (iv) USD 0.6 billion 1.5-year floating-rate senior unsecured notes.

Short-term borrowings decreased by CHF 3 billion, mainly reflecting a reduction in deposits from other banks, partly offset by net issuances of certificates of deposit. Customer deposits, which represent 62% of our funding sources, increased by CHF 3 billion, primarily in Wealth Management. Trading portfolio liabilities increased by CHF 2 billion, while collateral trading liabilities were broadly unchanged.

The "Funding by product and currency" table and "Asset funding" chart on the following page provide more information on our funding sources.

→   Refer to the “Capital management” section of this report for more information on instruments contributing to our total loss-absorbing capacity

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased by CHF 424 million to CHF 53,300 million.

Total comprehensive income attributable to shareholders was CHF 184 million, reflecting net profit of CHF 827 million and negative other comprehensive income (OCI) of CHF 643 million. Third quarter OCI included net losses on cash flow hedges of CHF 326 million, net losses on defined benefit plans of CHF 209 million, foreign currency translation losses of CHF 61 million, own credit losses of CHF 25 million and negative OCI related to financial assets available for sale of CHF 21 million.

Share premium increased by CHF 198 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity increased equity attributable to shareholders by CHF 42 million, mainly reflecting the net disposal of treasury shares related to employee share-based compensation awards.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of			% change from
CHF billion	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15
Short-term borrowings¹	42.4	45.3	33.1	(6)	28
Due to customers	411.8	409.1	390.2	1	6
Collateral trading²	13.1	14.3	17.7	(8)	(26)
Trading portfolio	32.1	29.6	29.1	8	10
Negative replacement values	151.0	196.0	162.4	(23)	(7)
Long-term debt issued³	130.0	134.3	134.9	(3)	(4)
Other liabilities⁴	100.8	107.2	118.1	(6)	(15)
Total IFRS liabilities	881.2	935.8	885.5	(6)	0
Share capital	0.4	0.4	0.4	0	0
Share premium	28.1	27.9	31.2	1	(10)
Treasury shares	(2.3)	(2.3)	(1.7)	0	35
Retained earnings	31.3	30.7	29.5	2	6
Other comprehensive income⁵	(4.2)	(3.8)	(4.0)	11	5
Total IFRS equity attributable to shareholders	53.3	52.9	55.3	1	(4)
IFRS equity attributable to non-controlling interests	0.7	0.7	2.0	0	(65)
Total IFRS equity	54.0	53.6	57.3	1	(6)
Total IFRS liabilities and equity	935.2	989.4	942.8	(5)	(1)

1 Consists of short-term debt issued and amounts due to banks.    2 Consists of repurchase agreements and cash collateral on securities lent.    3 Consists of long-term debt issued held at amortized cost and financial liabilities designated at fair value.    4 Includes cash collateral payables on derivative instruments and prime brokerage payables.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Net stable funding ratio

As of 30 September 2016, our estimated pro forma net stable funding ratio (NSFR) was 115%, an increase of 4 percentage points from 30 June 2016, primarily reflecting an increase in available stable funding of CHF 13 billion, mainly driven by increases in unsecured funding and customer deposits. The calculation of our pro forma NSFR includes estimates of the effect of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2015 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	30.9.16	30.6.16
Available stable funding	440	427
Required stable funding	381	385
Pro forma net stable funding ratio (%)	115	111

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		CHF		EUR		USD		Other
	30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16	30.9.16	30.6.16
Short-term borrowings	42.4	45.3	6.4	6.7	0.5	1.0	1.1	0.8	3.2	3.9	1.5	1.0
of which: due to banks	11.2	15.3	1.7	2.2	0.4	0.9	0.2	0.1	0.6	0.7	0.4	0.5
of which: short-term debt issued¹	31.2	30.0	4.7	4.4	0.1	0.1	0.9	0.7	2.6	3.2	1.1	0.5
Due to customers	411.8	409.1	62.0	60.3	24.4	23.7	7.0	6.6	25.1	24.7	5.4	5.3
of which: demand deposits	190.4	184.9	28.6	27.3	8.9	8.2	6.0	5.7	9.8	9.6	3.9	3.8
of which: retail savings / deposits	164.5	164.1	24.8	24.2	14.1	14.0	0.8	0.8	9.9	9.5	0.0	0.0
of which: time deposits	52.2	55.3	7.8	8.1	1.4	1.5	0.2	0.1	4.8	5.1	1.4	1.4
of which: fiduciary deposits	4.8	4.9	0.7	0.7	0.0	0.0	0.0	0.0	0.5	0.5	0.1	0.1
Collateral trading	13.1	14.3	2.0	2.1	0.0	0.0	0.5	0.5	1.3	1.3	0.2	0.2
of which: securities lending	3.7	6.3	0.6	0.9	0.0	0.0	0.1	0.2	0.5	0.7	0.0	0.0
of which: repurchase agreements	9.3	8.0	1.4	1.2	0.0	0.0	0.4	0.3	0.8	0.6	0.2	0.2
Long-term debt issued²	130.0	134.3	19.6	19.8	1.9	1.9	5.0	5.0	11.5	11.6	1.2	1.3
Cash collateral payables on derivative instruments	33.6	36.4	5.1	5.4	0.2	0.2	2.0	2.2	2.2	2.0	0.6	0.9
Prime brokerage payables	33.6	38.9	5.1	5.7	0.1	0.1	0.5	0.5	3.1	3.8	1.4	1.3
Total	664.5	678.2	100.0	100.0	27.2	26.9	16.2	15.7	46.3	47.3	10.3	10.1

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2015, which provides more information about our strategy, objectives and governance for capital management. Capital and other regulatory information in this section is provided on a consolidated UBS Group basis.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital, and provide substantial liquidity, to subsidiaries, many of which are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

The requirements for Swiss systemically relevant banks (SRBs) outlined in “Regulatory framework” below are also applicable to UBS AG (consolidated) and UBS Switzerland AG. Key capital and other regulatory information for UBS AG on a consolidated basis is provided in the “Consolidated financial statements” section of this report. Additional information, including information for UBS AG on a standalone basis, will be provided in the document “UBS AG third quarter 2016 report,” which will be available as of 2 November 2016 under “Quarterly reporting” at www.ubs.com/investors.

Capital and other regulatory information for UBS Switzerland AG and UBS Limited on a standalone basis will be available in separate documents as of 28 October 2016 under “Disclosure for legal entities” at www.ubs.com/investors.

As of 10 November 2016, we will provide information concerning the regulatory capital components and ratio requirements applicable to UBS Americas Holding LLC (consolidated) under “Disclosure for legal entities” at www.ubs.com/investors.

Regulatory framework

Introduction

The Basel III framework came into effect in Switzerland on 1 January 2013. In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016.

This framework, which will be transitioned in until 1 January 2020, contains going concern and gone concern requirements, which together represent the total loss-absorbing capacity (TLAC) requirements of the Group. TLAC encompasses regulatory capital, such as common equity tier 1 (CET1), additional tier 1 (AT1) and tier 2 capital, as well as liabilities that can be written down or converted into equity in case of resolution or recovery measures.

→       Refer to the document “UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital or senior debt instruments

Disclosures in this section focus on information in accordance with the Swiss SRB framework. Information in accordance with the Bank for International Settlements (BIS) framework is provided in the document “UBS Group AG (consolidated) regulatory information – 30 September 2016,” which will be available as of 28 October 2016 under “Quarterly reporting” at www.ubs.com/investors.

The Basel Committee on Banking Supervision (BCBS) and other financial regulators are considering further revisions to the Basel III capital framework. If the proposed changes to the capital framework are adopted in their current form in Switzerland, we expect our overall risk-weighted assets (RWA) would significantly increase without considering the effect of mitigating measures.

Eligible capital

The Basel III framework includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences that exceed a certain threshold and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, RWA and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

Going and gone concern requirements

Once the revised Swiss SRB requirements are fully implemented by 1 January 2020, total going concern minimum requirements for all Swiss SRBs consist of a capital ratio requirement of 12.86% and a leverage ratio requirement of 4.5%. In addition to these minimum requirements, an add-on reflecting the degree of systemic importance is applied based on market share and the leverage ratio denominator (LRD). The add-on for UBS is expected to be 1.44% of RWA and 0.5% of our LRD, resulting in total going concern capital requirements applicable as of 1 January 2020 of 14.3% of RWA and 5.0% of LRD. These requirements exclude countercyclical buffer requirements.

Furthermore, of the total going concern capital requirement of 14.3% of RWA, at least 10% must be met with CET1 capital, while a maximum of 4.3% can be met with high-trigger AT1 capital. Similarly, of the total going concern leverage ratio requirement of 5.0%, 3.5% must be met with CET1 capital, while a maximum of 1.5% can be met with high-trigger AT1 capital.

National authorities can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdictions. These requirements must also be met with CET1 capital. The Swiss Federal Council has activated a countercyclical buffer requirement of 2% of RWA for mortgage loans on residential property in Switzerland, applicable since 30 June 2014. Furthermore, since 1 July 2016, we are required to apply additional countercyclical buffer requirements implemented in other Basel Committee member jurisdictions. The requirements will be phased in by and become fully effective on 1 January 2019. The effect as of 30 September 2016 was immaterial.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB including transitional arrangements (phase-in)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	8.32	16.92	18,284	37,207	2.30	4.22	20,279	37,207
Maximum high-trigger loss-absorbing additional tier 1 capital²˒³	2.63	7.92	5,772	17,416	0.70	1.98	6,172	17,416
of which: high-trigger loss-absorbing additional tier 1 capital		2.82		6,200		0.70		6,200
of which: high-trigger loss-absorbing tier 2 capital		0.40		884		0.10		884
of which: low-trigger loss-absorbing tier 2 capital		4.70		10,332		1.17		10,332
Total going concern	10.94⁴	24.84	24,056	54,623	3.00⁵	6.20	26,452	54,623
Base gone concern requirement	3.50	7.79	7,696	17,124	1.00	1.94	8,817	17,124
Total gone concern	3.50	7.79	7,696	17,124	1.00	1.94	8,817	17,124
Total loss-absorbing capacity	14.44	32.63	31,752	71,747	4.00	8.14	35,269	71,747

	Swiss SRB as of 1.1.20 (fully applied)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.19	13.95	22,097	30,254	3.50	3.45	30,706	30,254
Maximum high-trigger loss-absorbing additional tier 1 capital²	4.30	4.03	9,324	8,749	1.50	1.00	13,160	8,749
of which: high-trigger loss-absorbing additional tier 1 capital		2.93		6,356		0.72		6,356
of which: low-trigger loss-absorbing additional tier 1 capital		1.10		2,392		0.27		2,392
Total going concern	14.49⁶	17.99	31,420	39,003	5.00⁷	4.45	43,866	39,003
Base gone concern requirement including applicable add-ons	14.30	12.97	31,007	28,129	5.00	3.21	43,866	28,129
Total gone concern	14.30	12.97	31,007	28,129	5.00	3.21	43,866	28,129
Total loss-absorbing capacity	28.79	30.96	62,427	67,132	10.00	7.65	87,731	67,132

1 This table does not include the effect of any potential rebate.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 capital instruments, which under the transitional rules for the Swiss SRB framework will remain available to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements. Low-trigger loss-absorbing additional tier 1 capital was fully offset by required deductions for goodwill on a phase-in basis.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules for the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of their maturity or first call date or 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 2.94%, including the effect of countercyclical buffers of 0.19%.    5 Consists of a minimum leverage ratio requirement of 3%.    6 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.49%, including the effect of countercyclical buffers of 0.19% and applicable add-ons of 1.44%.    7 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Capital management

As an internationally active Swiss SRB, UBS is also subject to gone concern loss-absorbing capacity requirements, which are 14.3% of RWA and 5.0% of LRD, resulting in TLAC requirements of 28.6% of RWA and 10.0% of LRD as of 1 January 2020. The gone concern requirements also include add-ons for market share and the LRD, and may be met with senior unsecured debt that is TLAC-eligible. However, in the event that low-trigger AT1 or tier 2 capital instruments are used to meet the gone concern requirements, such requirements may be reduced by up to 2.86% for the RWA-based requirement and up to 1% for the LRD-based requirement. In this report, we refer to the RWA-based gone concern requirements as gone concern loss-absorbing capacity requirements and the RWA-based gone concern ratio is referred to as the gone concern loss-absorbing capacity ratio.

Including transitional arrangements, our going concern capital and leverage ratio requirements as of 30 September 2016 were 10.94% and 3.0%, respectively. Our gone concern capital and leverage ratio requirements including transitional arrangements were 3.5% and 1.0%, respectively.

Capital management

The revised Swiss SRB requirements make the Swiss capital regime one of the most demanding in the world. We intend to use the transition period up to 1 January 2020 to fully implement the new requirements. We intend to meet the new CET1 leverage ratio requirement of 3.5% by retaining sufficient earnings while maintaining our commitment to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Furthermore, we plan to continue our issuance of AT1 instruments and TLAC-eligible senior unsecured debt to meet the new requirements without increasing overall funding for the Group. During the third quarter of 2016, we issued an AT1 instrument in an amount equivalent to CHF 1.1 billion and the equivalent of CHF 3.8 billion of senior unsecured debt that contributes to our TLAC.

Under the revised Swiss SRB framework, banks are eligible for a rebate on the gone concern requirements if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. FINMA has determined that the measures we have completed support a rebate on the gone concern requirement. As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD when the Swiss SRB framework becomes fully effective as of 1 January 2020. The amount of the rebate will be assessed annually by FINMA based on its assessment of completed measures to improve resolvability. The combined reduction applied for resolvability measures and the aforementioned gone concern requirement reduction for use of low-trigger AT1 and tier 2 instruments may not exceed 5.7% for the RWA-based requirement and 2% for the LRD-based requirement.

Swiss SRB loss-absorbing capacity

As of 30 September 2016, our total loss-absorbing capacity ratio was 31.0% on a fully applied basis compared with a pro forma ratio of 29.2% as of 30 June 2016. On a phase-in basis, the total loss-absorbing capacity ratio stood at 32.6%, an increase of 1.7 percentage points from the pro forma number as of 30 June 2016.

Current and former Swiss SRB going and gone concern information
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)		Former Swiss SRB (phase-in)	Former Swiss SRB (fully applied)
CHF million, except where indicated	30.9.16	30.6.16 Pro forma	30.9.16	30.6.16 Pro forma	30.6.16	30.6.16

Common equity tier 1 capital	37,207	37,064	30,254	30,264	37,064	30,264
High-trigger loss-absorbing additional tier 1 capital	6,200¹	5,220¹	6,356	5,374	5,374	5,374
Low-trigger loss-absorbing additional tier 1 capital	0¹	0¹	2,392	2,411	496²	2,411
Total loss-absorbing additional tier 1 capital	6,200	5,220	8,749	7,785	5,870³	7,785
Total tier 1 capital	43,407	42,285	39,003	38,049	42,934	38,049
High-trigger loss-absorbing tier 2 capital	884	890			890	890
Low-trigger loss-absorbing tier 2 capital	10,332	10,441			10,441	10,441
Phase-out tier 2 capital⁴					741
Total tier 2 capital	11,216	11,331			12,072	11,331
Total going concern capital	54,623	53,616	39,003	38,049
Total capital					55,006	49,381

Gone concern loss-absorbing capacity
Phase-out hybrid tier 1 capital⁴	654	649	654	649
Total tier 1 capital	654	649	654	649
High-trigger loss-absorbing tier 2 capital			674	678
Low-trigger loss-absorbing tier 2 capital			10,332	10,441
Phase-out tier 2 capital⁴	772	797	772	797
Total tier 2 capital	772	797	11,777	11,916
TLAC-eligible senior unsecured debt	15,698	11,920	15,698	11,920
Total gone concern loss-absorbing capacity	17,124	13,365	28,129	24,485

Total loss-absorbing capacity
Total loss-absorbing capacity	71,747	66,982	67,132	62,534

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	219,876	216,671	216,830	213,840	216,671	213,840
Leverage ratio denominator	881,717	902,431	877,313	898,195	902,431	898,195

Capital and loss-absorbing capacity ratios (%)
Tier 1 capital ratio					19.8	17.8
Total capital ratio					25.4	23.1
Going concern capital ratio	24.8	24.7	18.0	17.8
of which: common equity tier 1 capital ratio	16.9	17.1	14.0	14.2	17.1	14.2
Gone concern loss-absorbing capacity ratio	7.8	6.2	13.0	11.5
Total loss-absorbing capacity ratio	32.6	30.9	31.0	29.2

Leverage ratios (%)
Leverage ratio					6.0	5.5
Going concern leverage ratio	6.2	5.9	4.4	4.2
of which: common equity tier 1 leverage ratio	4.2	4.1	3.4	3.4	4.1	3.4
Gone concern leverage ratio	1.9	1.5	3.2	2.7
Total loss-absorbing capacity leverage ratio	8.1	7.4	7.7	7.0

1 High-trigger loss-absorbing additional tier 1 capital of CHF 6,356 million (30 June 2016: CHF 5,374 million) and low-trigger loss-absorbing additional tier 1 capital of CHF 2,392 million (30 June 2016: CHF 2,411 million) were partly offset by required deductions for goodwill of CHF 2,548 million (30 June 2016: CHF 2,565 million).    2 Consists of low-trigger loss-absorbing additional tier 1 capital of CHF 2,411 million, partly offset by required deductions for goodwill of CHF 1,916 million.    3 Includes phase-out hybrid tier 1 capital of CHF 649 million, offset by required deductions for goodwill.    4 Phase-out hybrid tier 1 capital and phase-out tier 2 capital may still qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity may be eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility. The treatment of these instruments is subject to final agreement with FINMA.

Capital management

Going concern capital ratio

In the third quarter of 2016, our fully applied CET1 capital ratio decreased 0.2 percentage points to 14.0%, resulting from a CHF 3.0 billion increase in RWA. On a phase-in basis, our CET1 capital ratio decreased 0.2 percentage points to 16.9%.

Our total going concern capital ratio increased 0.2 percentage points to 18.0% on a fully applied basis compared with the pro forma number as of 30 June 2016, due to a CHF 1.0 billion increase in AT1 capital, partly offset by the aforementioned increase in RWA. On a phase-in basis, our total going concern capital ratio increased 0.1 percentage points to 24.8%.

Gone concern loss-absorbing capacity ratio

As of 30 September 2016, our fully applied gone concern loss-absorbing capacity ratio stood at 13.0%, an increase of 1.5 percentage points from the pro forma number as of 30 June 2016. On a phase-in basis, the gone concern loss-absorbing capacity ratio increased by 1.6 percentage points to 7.8%. These increases were primarily driven by the issuance of TLAC-eligible senior unsecured debt of an equivalent of CHF 3.8 billion.

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 30 September 2016.

→       Refer to the "Risk management" section of this report for more information on our binding stress scenario

Reconciliation from IFRS equity to CET1 capital and total loss-absorbing capacity movement

Going concern capital

As of 30 September 2016, our CET1 capital was CHF 30.3 billion on a fully applied basis, virtually unchanged from 30 June 2016, as the third quarter operating profit before tax and an increase in compensation- and own shares-related capital components were offset by effects from current tax expenses and defined benefit plans, mainly in the UK, as well as accruals for capital returns to shareholders.

→       Refer to the "Group performance" section of this report for more information on other comprehensive income attributable to shareholders related to defined benefit plans

Our AT1 capital increased by CHF 1.0 billion to CHF 8.7 billion on a fully applied basis as of 30 September 2016, resulting from the issuance of a high-trigger loss-absorbing AT1 instrument.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
CHF million	30.9.16	30.6.16	30.9.16	30.6.16
Total IFRS equity	53,993	53,562	53,993	53,562
Equity attributable to non-controlling interests	(693)	(686)	(693)	(686)
Defined benefit plans	(215)	(59)	(359)	(99)
Deferred tax assets recognized for tax loss carry-forwards	(4,650)	(4,619)	(7,750)	(7,699)
Deferred tax assets on temporary differences, excess over threshold	(872)	(822)	(2,033)	(1,938)
Goodwill, net of tax¹	(3,823)	(3,847)	(6,371)	(6,412)
Intangible assets, net of tax	(253)	(272)	(253)	(272)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,005)	(2,332)	(2,005)	(2,332)
Compensation- and own shares-related components	(1,404)	(1,348)	(1,404)	(1,348)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(333)	(390)	(333)	(390)
Unrealized gains related to financial assets available for sale, net of tax	(351)	(339)	(351)	(339)
Prudential valuation adjustments	(89)	(63)	(89)	(63)
Consolidation scope	(127)	(126)	(127)	(126)
Other²	(1,969)	(1,592)	(1,969)	(1,592)
Total common equity tier 1 capital	37,207	37,064	30,254	30,264
1 Includes goodwill related to significant investments in financial institutions of CHF 340 million (30 June 2016: CHF 344 million). 2 Includes accruals for dividends to shareholders and other items.

Gone concern loss-absorbing capacity

During the third quarter of 2016, our gone concern loss-absorbing capacity increased by CHF 3.6 billion to CHF 28.1 billion on a fully applied basis, primarily driven by the issuance of TLAC-eligible senior unsecured debt in an amount equivalent to CHF 3.8 billion.

→       Refer to “UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital or senior debt instruments

→       Refer to “Bondholder information” at www.ubs.com/investors for more information on capital instruments, including key features and terms and conditions

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 30.6.16 (pro forma)	37,064	30,264
Operating profit before tax	877	877
Current tax (expense) / benefit	(204)	(204)
Defined benefit plans	(356)	(464)
Compensation and own shares-related capital components (including share premium)	184	184
Other (includes accruals for capital returns to shareholders)	(359)	(403)
Total movement	142	(10)
Common equity tier 1 capital as of 30.9.16	37,207	30,254
Loss-absorbing additional tier 1 capital as of 30.6.16 (pro forma)	5,220	7,785
Issuance of a high-trigger loss-absorbing additional tier 1 capital instrument	1,069	1,069
Foreign currency translation effects and others	(89)	(105)
Total movement	980	963
Loss-absorbing additional tier 1 capital as of 30.9.16	6,200	8,749
Loss-absorbing tier 2 capital as of 30.6.16 (pro forma)	11,331
Foreign currency translation effects and others	(115)
Loss-absorbing tier 2 capital as of 30.9.16	11,216
Total going concern capital as of 30.6.16 (pro forma)	53,616	38,049
Total going concern capital as of 30.9.16	54,623	39,003

Gone concern loss-absorbing capacity
Tier 1 capital as of 30.6.16 (pro forma)	649	649
Foreign currency translation effects and others	4	4
Tier 1 capital as of 30.9.16	654	654
Tier 2 capital as of 30.6.16 (pro forma)	797	11,916
Foreign currency translation effects and others	(25)	(139)
Tier 2 capital as of 30.9.16	772	11,777
TLAC-eligible senior unsecured debt as of 30.6.16 (pro forma)	11,920	11,920
Issuance of TLAC-eligible senior unsecured debt instruments	3,757	3,757
Foreign currency translation effects and others	22	22
Total movement	3,779	3,779
TLAC-eligible senior unsecured debt as of 30.9.16	15,698	15,698
Total gone concern loss-absorbing capacity as of 30.6.16 (pro forma)	13,365	24,485
Total gone concern loss-absorbing capacity as of 30.9.16	17,124	28,129

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.16 (pro forma)	66,982	62,534
Total loss-absorbing capacity as of 30.9.16	71,747	67,132

Capital management

Additional information

Sensitivity to currency movements

Corporate Center – Group Asset and Liability Management (Group ALM) is mandated to minimize the adverse effects from changes in currency rates on our fully applied CET1 capital and CET1 capital ratio. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 1.0 billion as of 30 September 2016 (30 June 2016: CHF 9 billion and CHF 1.1 billion, respectively) and reduced our fully applied CET1 capital ratio by 14 basis points (30 June 2016: 12 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 9 billion and our fully applied CET1 capital by CHF 0.9 billion (30 June 2016: CHF 8 billion and CHF 1.0 billion, respectively) and increased our fully applied CET1 capital ratio by 14 basis points (30 June 2016: 12 basis points).

Our leverage ratio is also sensitive to foreign exchange movements due to the currency mix of our capital and LRD. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account and the sensitivity of the leverage ratio to an appreciation or depreciation of 10% in the value of the Swiss franc against other currencies is actively monitored.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 66 billion (30 June 2016: CHF 70 billion) and reduced our fully applied Swiss SRB going concern leverage ratio by 11 basis points (30 June 2016: 9 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 59 billion (30 June 2016: CHF 63 billion) and increased our fully applied Swiss SRB going concern leverage ratio by 12 basis points (30 June 2016: 10 basis points).

These sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 15 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.8 billion as of 30 September 2016. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→       Refer to “Note 15  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Joint liability of UBS AG and UBS Switzerland AG

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, as of the asset transfer date 14 June 2015, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. Similarly, under the terms of the asset transfer agreement, UBS Switzerland AG assumed joint liability for approximately CHF 325 billion of contractual obligations of UBS AG existing on the asset transfer date, excluding the collateralized portion of secured contractual obligations and covered bonds. Under certain circumstances, the Swiss Banking Act and FINMA's Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Both joint liability amounts decline as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2016, the joint liability of UBS AG and UBS Switzerland AG amounted to approximately CHF 1 billion and CHF 95 billion, respectively.

→       Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

Risk-weighted assets

During the third quarter of 2016, fully applied RWA increased by CHF 3.0 billion to CHF 216.8 billion and remained below our short- to medium-term expectation of around CHF 250 billion. The increase was mainly driven by methodology changes and model updates of CHF 1.7 billion, as well as asset size and other increases of CHF 1.4 billion.

Risk-weighted assets movement by key driver – fully applied
CHF billion	RWA as of 30.6.16	Currency effects	Methodology changes and model updates	Regulatory add-ons	Asset size and other	RWA as of 30.9.16
Credit risk	110.7	(0.3)	2.1	0.9	0.6	114.0
Non-counterparty-related risk	16.2	(0.1)			0.2	16.3
Market risk	10.6		(0.4)	(0.6)	(0.9)	8.7
Operational risk	76.5				1.3	77.8
Total	213.8	(0.4)	1.7	0.3	1.4	216.8

Credit risk

Credit risk RWA increased by CHF 3.3 billion, driven by an increase due to methodology changes and model updates of CHF 2.1 billion resulting from the implementation of revised credit conversion factors for off-balance sheet exposures in Personal & Corporate Banking and, to a lesser extent, in Wealth Management.

Furthermore, regulatory add-ons increased RWA by CHF 0.9 billion, of which CHF 0.6 billion resulted from an increase in the internal ratings-based (IRB) multiplier for Investment Bank exposures to corporates, and of which CHF 0.2 billion resulted from an increase in the IRB multiplier for income-producing real estate in Personal & Corporate Banking and Wealth Management. The multipliers that FINMA requires banks that use the IRB approach to apply will continue to increase over time until implementation is complete by the end of the first quarter of 2019. We expect these increases to add approximately CHF 1 billion to our RWA in the fourth quarter of 2016 and an additional CHF 5 billion to CHF 6 billion in each of 2017 and 2018.

Market risk

Market risk RWA decreased by CHF 1.9 billion, largely driven by asset size and other decreases of CHF 0.9 billion. These decreases mainly related to the Investment Bank, primarily due to a change in the risk profile within Equities, which led to a decrease in regulatory and stressed value-at-risk (VaR) of CHF 1.8 billion. This was partly offset by an increase in the incremental risk charge (IRC) of CHF 1.0 billion, both in the Investment Bank and Group ALM, due to increased trading activity.

Furthermore, RWA decreased by CHF 0.6 billion in relation to regulatory add-ons, largely due to a lower value-at-risk (VaR) multiplier, resulting from fewer backtesting exceptions.

→   Refer to “Market risk” in the “Risk management and control” section of this report for more information on market risk

Operational risk

Operational risk RWA increased by CHF 1.3 billion to CHF 77.8 billion as a result of the semi-annual review and update of inputs to our advanced measurement approach model agreed with FINMA as part of the overall review of the model completed in the first quarter of 2016.

Beginning in the third quarter of 2016, we have revised our methodology for the allocation of operational risk RWA to business divisions and Corporate Center units. In addition to considering historical operational risk loss contributions, the revised methodology takes into account the relative size of the business divisions and Corporate Center units and other operational risk indicators. As a result of these changes, operational risk RWA in Corporate Center – Non-core and Legacy Portfolio decreased by CHF 11.4 billion, while operational risk RWA in all business divisions and other Corporate Center units increased.

Capital management

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA	Total capital requirement¹
	30.9.16
Credit risk	12.7	8.9	37.4	1.4	38.2	1.9	7.2	6.3	114.0	16.5
Advanced IRB approach²	8.9	3.3	35.1	0.8	34.8	0.3	5.2	4.9	93.3	13.5
Standardized approach³	3.9	5.5	2.3	0.6	3.5	1.7	2.1	1.3	20.7	3.0
Non-counterparty-related risk⁴	0.2	0.0	0.1	0.0	0.0	19.1	0.0	0.0	19.4	2.8
Market risk	0.0	1.1	0.0	0.0	7.2	(3.5)⁵	1.4	2.5	8.7	1.3
Operational risk	13.2	13.2	3.9	2.3	19.5	13.1	2.5	10.1	77.8	11.2
Total RWA, phase-in	26.1	23.3	41.4	3.7	64.9	30.6	11.1	18.8	219.9	31.8
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	3.0	0.0	0.0	3.0
Total RWA, fully applied	26.1	23.3	41.3	3.7	64.9	27.6	11.1	18.8	216.8

	30.6.16
Credit risk	13.0	8.8	35.2	1.5	37.3	1.4	6.0	7.4	110.7	15.9
Advanced IRB approach²	8.8	3.3	33.0	0.9	33.7	0.2	4.7	5.7	90.4	13.0
Standardized approach³	4.2	5.4	2.2	0.6	3.7	1.2	1.3	1.7	20.3	2.9
Non-counterparty-related risk⁴	0.1	0.0	0.1	0.0	0.0	18.7	0.0	0.0	19.0	2.7
Market risk	0.0	1.2	0.0	0.0	9.3	(3.2)⁵	0.8	2.4	10.6	1.5
Operational risk	12.9	12.7	1.6	0.9	17.1	9.7	0.1	21.5	76.5	11.0
Total RWA, phase-in	26.0	22.6	36.9	2.5	63.8	26.7	6.9	31.3	216.7	31.1
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	2.8	0.0	0.0	2.8
Total RWA, fully applied	26.0	22.6	36.9	2.4	63.8	23.9	6.9	31.3	213.8

	30.9.16 vs 30.6.16
Credit risk	(0.3)	0.1	2.2	(0.1)	0.9	0.5	1.2	(1.1)	3.3
Advanced IRB approach²	0.1	0.0	2.1	(0.1)	1.1	0.1	0.5	(0.8)	2.9
Standardized approach³	(0.3)	0.1	0.1	0.0	(0.2)	0.5	0.8	(0.4)	0.4
Non-counterparty-related risk⁴	0.1	0.0	0.0	0.0	0.0	0.4	0.0	0.0	0.4
Market risk	0.0	(0.1)	0.0	0.0	(2.1)	(0.3)	0.6	0.1	(1.9)
Operational risk	0.3	0.5	2.3	1.4	2.4	3.4	2.4	(11.4)	1.3
Total RWA, phase-in	0.1	0.7	4.5	1.2	1.1	3.9	4.2	(12.5)	3.2
Phase-out items⁶	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Total RWA, fully applied	0.1	0.7	4.4	1.3	1.1	3.7	4.2	(12.5)	3.0

1 Calculated on the basis of our Swiss SRB total going and gone concern capital requirement of 14.4% of RWA on a phase-in basis (30 June 2016: 14.4%, based on the former Swiss SRB requirement on a phase-in basis).     2 Includes equity exposures in the banking book according to the simple risk weight method.    3 Includes settlement risk and business transfers.    4 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2016: CHF 11.0 billion, 30 June 2016: CHF 10.8 billion), property, equipment and software (30 September 2016: CHF 8.0 billion, 30 June 2016: CHF 7.9 billion) and other items (30 September 2016: CHF 0.3 billion, 30 June 2016: CHF 0.3 billion).    5 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    6 Phase-out items are entirely related to non-counterparty-related risk RWA.

Leverage ratio

As of 30 September 2016, our going concern leverage ratio was 4.4% on a fully applied basis compared with a pro forma ratio of 4.2% as of 30 June 2016. On a phase-in basis, the going concern leverage ratio increased 0.3 percentage points to 6.2%.

Swiss SRB leverage ratio
	Swiss SRB including transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)		Former Swiss SRB (phase-in)	Former Swiss SRB (fully applied)
	30.9.16	30.6.16 Pro forma	30.9.16	30.6.16 Pro forma	30.6.16	30.6.16

Leverage ratio denominator (CHF billion)
Total IFRS assets	935.2	989.4	935.2	989.4	989.4	989.4
Difference between IFRS and regulatory scope of consolidation¹	(15.5)	(15.2)	(15.5)	(15.2)	(15.2)	(15.2)
Less derivative exposures and SFTs²	(282.5)	(347.7)	(282.5)	(347.7)	(347.7)	(347.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	637.2	626.5	637.2	626.5	626.5	626.5
Derivative exposures	109.4	121.2	109.4	121.2	121.2	121.2
Securities financing transactions	112.2	129.7	112.2	129.7	129.7	129.7
Off-balance sheet items	36.0	37.8	36.0	37.8	37.8	37.8
Items deducted from Swiss SRB tier 1 capital	(13.1)	(12.9)	(17.5)	(17.1)	(12.9)	(17.1)
Total exposures (leverage ratio denominator)	881.7	902.4	877.3	898.2	902.4	898.2

Loss-absorbing capacity (CHF million)
Total capital					54,265	49,381
Going concern capital	54,623	53,616	39,003	38,049
of which: common equity tier 1 capital	37,207	37,064	30,254	30,264	37,064	30,264
Gone concern loss-absorbing capacity	17,124	13,365	28,129	24,485
Total loss-absorbing capacity	71,747	66,982	67,132	62,534

Leverage ratios (%)
Leverage ratio					6.0	5.5
Going concern leverage ratio	6.2	5.9	4.4	4.2
of which: common equity tier 1 leverage ratio	4.2	4.1	3.4	3.4	4.1	3.4
Gone concern leverage ratio	1.9	1.5	3.2	2.7
Total loss-absorbing capacity leverage ratio	8.1	7.4	7.7	7.0

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Capital management

Leverage ratio denominator movement by key driver - fully applied
CHF billion	LRD as of 30.6.16	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 30.9.16
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	626.5	(1.7)		12.4	637.2
Derivative exposures	121.2	(0.5)		(11.3)	109.4
Securities financing transactions	129.7	(0.6)	(2.1)	(14.8)	112.2
Off-balance sheet items	37.8	(0.1)		(1.7)	36.0
Deduction items	(17.1)	0.1		(0.5)	(17.5)
Total	898.2	(2.7)	(2.1)	(16.1)	877.3

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The fully applied LRD decreased by CHF 21 billion to CHF 877 billion and was below our short- to medium-term expectation of around CHF 950 billion. The decrease was driven by asset size and other reductions of CHF 16 billion, mainly in derivative exposures and securities financing transactions, currency effects of CHF 3 billion and incremental netting and collateral mitigation effects of CHF 2 billion. The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivative exposures and securities financing transactions) increased by CHF 12 billion, mainly driven by a CHF 6 billion increase in Group ALM, primarily relating to financial assets designated at fair value and held to maturity. Moreover, exposures in the Investment Bank increased by CHF 5 billion, primarily in trading portfolio assets, mainly reflecting market-driven increases in our Equities business.

Derivative exposures decreased by CHF 11 billion, primarily related to a reduction of CHF 8 billion in the Investment Bank, mainly related to foreign exchange contracts, primarily reflecting reduced market volatility compared with the second quarter of 2016, which was affected by the UK referendum on EU membership. Derivative exposures in Corporate Center – Non-core and Legacy Portfolio decreased by CHF 2 billion, reflecting ongoing reduction activities.

Securities financing transactions decreased by CHF 15 billion, due to asset size and other movements, largely in the Investment Bank. This decrease resulted primarily from client-driven declines and a decrease in externally sourced collateral required to service client transactions due to a higher volume of available trading portfolio assets.

Off-balance sheet items decreased by CHF 2 billion, primarily due to terminations of committed credit facilities in Personal & Corporate Banking and the Investment Bank.

→       Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM³	CC – Non- core and Legacy Portfolio³	Total
	30.9.16
Total IFRS assets	118.2	62.2	139.3	11.9	237.8	24.0	258.3	83.5	935.2
Difference in scope of consolidation¹	(5.4)	(0.2)	0.0	(9.4)	(0.5)	(0.1)	0.2	0.0	(15.5)
Less derivative exposures and SFTs²	(1.8)	(1.8)	(1.9)	0.0	(134.7)	0.0	(63.9)	(78.4)	(282.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	110.9	60.2	137.5	2.5	102.5	23.8	194.6	5.2	637.2
Derivative exposures	3.5	2.4	2.5	0.0	76.6	0.0	7.0	17.4	109.4
Securities financing transactions	0.0	0.9	0.0	0.0	47.9	0.0	61.0	2.3	112.2
Off-balance sheet items	3.4	0.9	11.0	0.0	19.4	0.1	0.8	0.4	36.0
Items deducted from Swiss SRB tier 1 capital						(13.1)			(13.1)
Total exposures (leverage ratio denominator), phase-in	117.9	64.4	151.0	2.5	246.4	10.9	263.4	25.2	881.7
Additional items deducted from Swiss SRB tier 1 capital						(4.4)			(4.4)
Total exposures (leverage ratio denominator), fully applied	117.9	64.4	151.0	2.5	246.4	6.5	263.4	25.2	877.3

	30.6.16
Total IFRS assets	119.2	61.6	140.3	11.7	282.2	22.3	253.1	98.9	989.4
Difference in scope of consolidation¹	(5.4)	(0.2)	0.0	(9.1)	(0.5)	(0.1)	0.2	0.0	(15.2)
Less derivative exposures and SFTs²	(2.9)	(1.3)	(2.5)	0.0	(183.7)	0.0	(63.8)	(93.5)	(347.7)
On-balance sheet exposures (excluding derivative exposures and SFTs)	110.9	60.1	137.8	2.5	98.0	22.2	189.5	5.4	626.5
Derivative exposures	5.1	2.3	2.9	0.0	85.2	0.0	6.4	19.3	121.2
Securities financing transactions	0.0	0.4	0.0	0.0	63.8	0.0	62.7	2.9	129.7
Off-balance sheet items	3.4	0.9	12.1	0.0	20.1	0.0	0.8	0.6	37.8
Items deducted from Swiss SRB tier 1 capital						(12.9)			(12.9)
Total exposures (leverage ratio denominator), phase-in	119.4	63.7	152.8	2.6	267.2	9.4	259.4	28.1	902.4
Additional items deducted from Swiss SRB tier 1 capital						(4.2)			(4.2)
Total exposures (leverage ratio denominator), fully applied	119.4	63.7	152.8	2.6	267.2	5.1	259.4	28.1	898.2

	30.9.16 vs 30.6.16
Total IFRS assets	(1.0)	0.6	(1.0)	0.2	(44.4)	1.7	5.2	(15.4)	(54.2)
Difference in scope of consolidation¹	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.0	(0.3)
Less derivative exposures and SFTs²	1.1	(0.5)	0.6	0.0	49.0	0.0	(0.1)	15.1	65.2
On-balance sheet exposures (excluding derivative exposures and SFTs)	0.0	0.1	(0.3)	0.0	4.5	1.6	5.1	(0.2)	10.7
Derivative exposures	(1.6)	0.1	(0.4)	0.0	(8.6)	0.0	0.6	(1.9)	(11.8)
Securities financing transactions	0.0	0.5	0.0	0.0	(15.9)	0.0	(1.7)	(0.6)	(17.5)
Off-balance sheet items	0.0	0.0	(1.1)	0.0	(0.7)	0.1	0.0	(0.2)	(1.8)
Items deducted from Swiss SRB tier 1 capital						(0.2)			(0.2)
Total exposures (leverage ratio denominator), phase-in	(1.5)	0.7	(1.8)	(0.1)	(20.8)	1.5	4.0	(2.9)	(20.7)
Additional items deducted from Swiss SRB tier 1 capital						(0.2)			(0.2)
Total exposures (leverage ratio denominator), fully applied	(1.5)	0.7	(1.8)	(0.1)	(20.8)	1.4	4.0	(2.9)	(20.9)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.    3 Comparative figures as of 30 June 2016 in this table have been restated to reflect the transfer of the Risk Exposure Management (REM) function from Corporate Center – Non-core and Legacy Portfolio to Corporate Center – Group ALM in the third quarter of 2016. Refer to "Corporate Center – Group Asset and Liability Management" in the "UBS business divisions and Corporate Center" section of this report for more information.

Capital management

Equity attribution and return on attributed equity

Average total equity attributed to the business divisions and Corporate Center decreased by CHF 0.6 billion to CHF 48.1 billion during the third quarter of 2016, mainly related to a decrease in Group items.

Average equity attributable to shareholders decreased to CHF 53.1 billion in the third quarter of 2016 from CHF 53.9 billion in the prior quarter. The difference between average equity attributable to shareholders and average equity attributed to the business divisions and Corporate Center decreased to CHF 5.0 billion from CHF 5.2 billion.

→       Refer to the “Capital management” section of our Annual Report 2015 for more information on the equity attribution framework

Average attributed equity
	For the quarter ended			Year-to-date
CHF billion	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	3.5	3.5	3.5	3.5	3.5
Wealth Management Americas	2.6	2.5	2.6	2.5	2.5
Personal & Corporate Banking	4.1	4.0	3.9	4.1	3.9
Asset Management	1.4	1.4	1.6	1.4	1.6
Investment Bank	7.6	7.7	7.3	7.7	7.3
Corporate Center	28.9	29.6	26.4	29.1	26.1
of which: Services	22.8	23.2	20.4	22.7	19.8
of which: Group items	21.3	21.9	19.0	21.4	18.5
of which: Group ALM	4.3	4.1	3.2	4.2	3.3
of which: Non-core and Legacy Portfolio	1.8	2.3	2.8	2.1	3.0
Average equity attributed to the business divisions and Corporate Center	48.1	48.7	45.3	48.2	45.0
Difference	5.0	5.2	6.8	5.8	6.6
Average equity attributable to shareholders	53.1	53.9	52.1	54.0	51.6

Return on attributed equity and return on equity¹
	For the quarter ended			Year-to-date
In %	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	57.6	59.2	73.0	60.2	89.4
Wealth Management Americas	49.2	37.9	39.8	40.4	38.1
Personal & Corporate Banking	44.2	53.4	47.8	45.4	43.7
Asset Management	29.7	32.6	28.5	29.3	33.7
Investment Bank	8.5	14.8	27.2	12.1	33.1
UBS Group	6.2	7.7	15.9	6.3	13.6

1 Return on attributed equity shown for the business divisions and return on equity attributable to shareholders shown for UBS Group. Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

Return on attributed equity (adjusted)¹˒²
	For the quarter ended			Year-to-date
In %	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	73.5	69.3	79.8	71.8	88.5
Wealth Management Americas	55.1	44.0	42.6	46.1	41.6
Personal & Corporate Banking	46.1	46.3	43.9	44.5	43.5
Asset Management	39.4	42.3	34.3	37.7	37.3
Investment Bank	18.0	23.2	33.6	20.2	37.7

1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations. Refer to the ”Group performance” section of this report for more information on adjusted results.

UBS shares

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Shares issued increased slightly in the third quarter of 2016 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, decreased by 3 million shares during the third quarter of 2016, totaling CHF 141 million shares as of 30 September 2016.

UBS Group share information
	As of or for the quarter ended			% change from
	30.9.16	30.6.16	30.9.15	30.6.16
Shares issued	3,850,381,434	3,850,263,351	3,849,167,383	0
Treasury shares	141,143,510	143,744,288	96,325,993	(2)
Shares outstanding	3,709,237,924	3,706,519,063	3,752,841,390	0
Basic earnings per share (CHF)¹	0.22	0.28	0.56	(21)
Diluted earnings per share (CHF)¹	0.22	0.27	0.54	(19)
Equity attributable to shareholders (CHF million)	53,300	52,876	54,077	1
Less: goodwill and intangible assets (CHF million)	6,345	6,402	6,441	(1)
Tangible equity attributable to shareholders (CHF million)	46,955	46,474	47,636	1
Total book value per share (CHF)	14.37	14.27	14.41	1
Tangible book value per share (CHF)	12.66	12.54	12.69	1
Share price (CHF)	13.23	12.57	18.01	5
Market capitalization (CHF million)	50,941	48,398	69,324	5
1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

75	Income statement
76	Statement of comprehensive income
78	Balance sheet
80	Statement of changes in equity
82	Statement of cash flows

84	1 Basis of accounting
84	2 Segment reporting
86	3 Net interest and trading income
87	4 Net fee and commission income
87	5 Other income
88	6 Personnel expenses
88	7 General and administrative expenses
88	8 Income taxes
89	9 Earnings per share (EPS) and shares outstanding
90	10 Fair value measurement
100	11 Derivative instruments
101	12 Other assets and liabilities
102	13 Financial liabilities designated at fair value
102	14 Debt issued held at amortized cost
103	15 Provisions and contingent liabilities
112	16 Guarantees, commitments and forward starting transactions
113	17 Changes in organization and disposals
114	18 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

115	Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
118	UBS AG (consolidated) key figures

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Interest income	3	3,305	3,552	3,233	(7)	2	10,264	9,814
Interest expense	3	(1,530)	(2,388)	(1,387)	(36)	10	(5,613)	(4,841)
Net interest income	3	1,775	1,164	1,846	52	(4)	4,652	4,973
Credit loss (expense) / recovery		(4)	(7)	(28)	(43)	(86)	(13)	(58)
Net interest income after credit loss expense		1,771	1,158	1,817	53	(3)	4,638	4,915
Net fee and commission income	4	4,056	4,087	4,111	(1)	(1)	12,236	12,921
Net trading income	3	1,098	1,891	1,063	(42)	3	4,002	4,844
Other income	5	104	269	179	(61)	(42)	390	1,148
Total operating income		7,029	7,404	7,170	(5)	(2)	21,266	23,829
Personnel expenses	6	3,942	3,985	3,841	(1)	3	11,852	12,138
General and administrative expenses	7	1,939	1,666	2,285	16	(15)	5,269	5,694
Depreciation and impairment of property, equipment and software		248	240	230	3	8	731	660
Amortization and impairment of intangible assets		23	24	25	(4)	(8)	70	84
Total operating expenses		6,152	5,915	6,382	4	(4)	17,922	18,575
Operating profit / (loss) before tax		877	1,489	788	(41)	11	3,344	5,254
Tax expense / (benefit)	8	49	376	(1,295)	(87)		695	(182)
Net profit / (loss)		829	1,113	2,083	(26)	(60)	2,649	5,437
Net profit / (loss) attributable to non-controlling interests		1	79	14	(99)	(93)	81	182
Net profit / (loss) attributable to shareholders		827	1,034	2,068	(20)	(60)	2,568	5,255

Earnings per share (CHF)
Basic	9	0.22	0.28	0.56	(21)	(61)	0.69	1.43
Diluted	9	0.22	0.27	0.54	(19)	(59)	0.67	1.40

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15

Comprehensive income attributable to shareholders
Net profit / (loss)	827	1,034	2,068	2,568	5,255

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(172)	310	822	(815)	(710)
Foreign exchange amounts reclassified to the income statement from equity	4	26	27	153	25
Income tax relating to foreign currency translation movements	107	(2)	(5)	110	2
Subtotal foreign currency translation, net of tax	(61)	334	844	(553)	(683)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	6	116	135	375	250
Impairment charges reclassified to the income statement from equity	1	3	0	4	0
Realized gains reclassified to the income statement from equity	(18)	(166)	(66)	(273)	(268)
Realized losses reclassified to the income statement from equity	0	5	9	19	31
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(9)	3	(17)	(53)	(18)
Subtotal financial assets available for sale, net of tax	(21)	(39)	61	72	(5)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(175)	502	859	1,270	704
Net (gains) / losses reclassified to the income statement from equity	(235)	(274)	(324)	(812)	(820)
Income tax relating to cash flow hedges	84	(47)	(108)	(90)	25
Subtotal cash flow hedges, net of tax	(326)	181	427	367	(91)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(408)	476	1,332	(113)	(779)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(186)	(198)	(39)	(575)	113
Income tax relating to defined benefit plans	(23)	(4)	(1)	(16)	(17)
Subtotal defined benefit plans, net of tax	(209)	(202)	(41)	(590)	96
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(30)	(173)	0	(135)	0
Income tax relating to own credit on financial liabilities designated at fair value	4	16	0	5	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(25)	(157)	0	(130)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(235)	(359)	(41)	(720)	96

Total other comprehensive income	(643)	117	1,291	(834)	(683)
Total comprehensive income attributable to shareholders	184	1,151	3,360	1,734	4,572

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	79	14	81	182

Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	0	0	4	0	(12)
Income tax relating to other comprehensive income that may be reclassified to the income statement	0	0	(1)	0	2
Total other comprehensive income that may be reclassified to the income statement, net of tax	0	0	3	0	(10)

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	5	329	94	284	(132)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	5	329	94	284	(132)
Gains / (losses) on defined benefit plans, before tax	0	0	5	0	6
Income tax relating to defined benefit plans	0	0	(1)	0	(1)
Subtotal defined benefit plans, net of tax	0	0	4	0	5
Total other comprehensive income that will not be reclassified to the income statement, net of tax	5	329	98	284	(127)

Total other comprehensive income	5	329	102	284	(137)
Total comprehensive income attributable to non-controlling interests	7	407	116	364	45

Total comprehensive income
Net profit / (loss)	829	1,113	2,083	2,649	5,437
Other comprehensive income	(637)	445	1,393	(550)	(819)
of which: other comprehensive income that may be reclassified to the income statement	(408)	476	1,335	(113)	(788)
of which: other comprehensive income that will not be reclassified to the income statement	(229)	(30)	57	(437)	(31)
Total comprehensive income	191	1,558	3,475	2,099	4,617

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15

Assets
Cash and balances with central banks		94,680	94,246	91,306	0	4
Due from banks		15,120	12,964	11,948	17	27
Loans		305,021	306,881	311,954	(1)	(2)
Cash collateral on securities borrowed		18,277	29,367	25,584	(38)	(29)
Reverse repurchase agreements		69,999	73,289	67,893	(4)	3
Trading portfolio assets	10	105,437	101,217	124,035	4	(15)
of which: assets pledged as collateral which may be sold or repledged by counterparties		33,441	30,778	51,943	9	(36)
Positive replacement values	10, 11	154,383	198,441	167,435	(22)	(8)
Cash collateral receivables on derivative instruments	11	24,644	29,955	23,763	(18)	4
Financial assets designated at fair value	10	69,832	64,241	6,146	9
Financial assets available for sale	10	13,554	18,211	62,543	(26)	(78)
Financial assets held to maturity		7,005	4,798		46
Investments in associates		947	950	954	0	(1)
Property, equipment and software		8,113	7,967	7,695	2	5
Goodwill and intangible assets		6,345	6,402	6,568	(1)	(3)
Deferred tax assets		12,396	12,154	12,835	2	(3)
Other assets	12	29,454	28,314	22,160	4	33
Total assets		935,206	989,397	942,819	(5)	(1)

Balance sheet (continued)
					% change from
CHF million	Note	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15

Liabilities
Due to banks		11,227	15,259	11,836	(26)	(5)
Due to customers		411,840	409,084	390,185	1	6
Cash collateral on securities lent		3,726	6,301	8,029	(41)	(54)
Repurchase agreements		9,342	8,043	9,653	16	(3)
Trading portfolio liabilities	10	32,069	29,614	29,137	8	10
Negative replacement values	10, 11	151,031	196,006	162,430	(23)	(7)
Cash collateral payables on derivative instruments	11	33,641	36,352	38,282	(7)	(12)
Financial liabilities designated at fair value	10, 13	54,229	59,664	62,995	(9)	(14)
Debt issued	14	106,940	104,659	93,147	2	15
Provisions	15	3,954	3,656	4,164	8	(5)
Other liabilities	12	63,216	67,198	75,652	(6)	(16)
Total liabilities		881,213	935,835	885,511	(6)	0

Equity
Share capital		385	385	385	0	0
Share premium		28,058	27,860	31,164	1	(10)
Treasury shares		(2,291)	(2,333)	(1,693)	(2)	35
Retained earnings		31,308	30,716	29,504	2	6
Other comprehensive income recognized directly in equity, net of tax		(4,160)	(3,752)	(4,047)	11	3
Equity attributable to shareholders		53,300	52,876	55,313	1	(4)
Equity attributable to non-controlling interests		693	686	1,995	1	(65)
Total equity		53,993	53,562	57,308	1	(6)
Total liabilities and equity		935,206	989,397	942,819	(5)	(1)

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	372	32,590	(1,393)	22,134
Issuance of share capital	0
Acquisition of treasury shares			(1,437)
Disposal of treasury shares			1,224
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(45)
Premium on shares issued and warrants exercised		28
Employee share and share option plans		147
Tax (expense) / benefit recognized in share premium		15
Dividends		(2,760)²
Total comprehensive income for the period				5,351
of which: net profit / (loss)				5,255
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				96
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure / reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	13	1,029	(37)	868
Balance as of 30 September 2015	385	31,004	(1,643)	28,353

Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,374)
Disposal of treasury shares			777
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		(25)
Premium on shares issued and warrants exercised		3
Employee share and share option plans		23
Tax (expense) / benefit recognized in share premium		11
Dividends		(3,164)²
Equity classified as obligation to purchase own shares		3
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		43		(44)
Total comprehensive income for the period				1,848
of which: net profit / (loss)				2,568
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(590)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				(130)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2016	385	28,058	(2,291)	31,308

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.60 (2015: CHF 0.50) and the payment of a special cash dividend of CHF 0.25 per dividend-bearing share out of the capital contribution reserve.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(3,093)	(5,406)	228	2,084	50,608	3,760	54,368
				0		0
				(1,437)		(1,437)
				1,224		1,224
				(45)		(45)
				28		28
				147		147
				15		15
				(2,760)	(124)	(2,884)
(779)	(683)	(5)	(91)	4,572	45	4,617
				5,255	182	5,437
(779)	(683)	(5)	(91)	(779)	(10)	(788)
				96	5	101
				0	(132)	(132)
(150)	(220)	7	63	1,724	(1,724)	0
(4,022)	(6,309)	230	2,056	54,077	1,957	56,034

(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,374)		(1,374)
				777		777
				(25)		(25)
				3		3
				23		23
				11		11
				(3,164)	(83)	(3,246)
				3		3
				0	(1,584)	(1,584)
				(1)	0	0
(113)	(553)	72	367	1,734	364	2,099
				2,568	81	2,649
(113)	(553)	72	367	(113)		(113)
				(590)		(590)
				(130)		(130)
				0	284	284
(4,160)	(6,409)	243	2,005	53,300	693	53,993

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.16	30.9.15

Cash flow from / (used in) operating activities
Net profit / (loss)	2,649	5,437
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	731	660
Amortization and impairment of intangible assets	70	84
Credit loss expense / (recovery)	13	58
Share of net profits of associates	(89)	(159)
Deferred tax expense / (benefit)	87	(804)
Net loss / (gain) from investing activities	(783)	(718)
Net loss / (gain) from financing activities	7,721	(4,522)
Other net adjustments	(43)	4,913
Net change in operating assets and liabilities:
Due from / to banks	(472)	813
Cash collateral on securities borrowed and reverse repurchase agreements	(80)	(12,781)
Cash collateral on securities lent and repurchase agreements	(2,886)	4,395
Trading portfolio and replacement values	9,742	8,800
Financial assets designated at fair value	(65,523)	(413)
Cash collateral on derivative instruments	(3,996)	2,559
Loans	2,114	(1,647)
Due to customers	25,621	(16,417)
Other assets, provisions and other liabilities	(9,397)	8,745
Income taxes paid, net of refunds	(425)	(293)
Net cash flow from / (used in) operating activities	(34,946)	(1,291)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(25)	(38)
Disposal of subsidiaries, associates and intangible assets¹	92	205
Purchase of property, equipment and software	(1,384)	(1,284)
Disposal of property, equipment and software	193	520
Purchase of financial assets available for sale	(10,581)	(80,015)
Disposal and redemption of financial assets available for sale	58,935	71,689
Net (purchase) / redemption of financial assets held to maturity	(7,077)
Net cash flow from / (used in) investing activities	40,154	(8,924)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.9.16	30.9.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	11,127	(546)
Net movements in treasury shares and own equity derivative activity	(1,256)	(783)
Distributions paid on UBS shares	(3,164)	(2,760)
Issuance of long-term debt, including financial liabilities designated at fair value	28,480	43,013
Repayment of long-term debt, including financial liabilities designated at fair value	(30,459)	(32,543)
Net changes in non-controlling interests and preferred notes	(1,371)	(126)
Net cash flow from / (used in) financing activities	3,358	6,255

Effects of exchange rate differences on cash and cash equivalents	(1,528)	(3,145)
Net increase / (decrease) in cash and cash equivalents	7,037	(7,105)
Cash and cash equivalents at the beginning of the period	103,044	116,715
Cash and cash equivalents at the end of the period	110,082	109,609

Cash and cash equivalents comprise:
Cash and balances with central banks	94,617	96,535
Due from banks	14,074	11,732
Money market paper²	1,391	1,342
Total³	110,082	109,609

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	8,959	8,172
Cash paid as interest	4,616	4,022
Cash received as dividends on equity investments, investment funds and associates⁴	1,323	1,674

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 Comprises balances with an original maturity of three months or less. CHF 3,932 million and CHF 3,961 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 September 2016 and 30 September 2015, respectively. Refer to Note 25 in the "Consolidated financial statements" of the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first and second quarter 2016 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2015.

Transfer of the Risk Exposure Management function from Corporate Center - Non-core and Legacy Portfolio to Corporate Center - Group ALM

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the third quarter of 2016, UBS transferred the Risk Exposure Management (REM) function from Corporate Center – Non-core and Legacy Portfolio to Corporate Center – Group ALM to further harmonize REM risk management responsibility with the reporting structure and align it more closely with other activities performed by Group ALM. REM primarily performs risk management over credit, debit and funding valuation adjustments for the Group's over-the-counter derivatives portfolio. Prior-period segment profit and loss information was restated to reflect this transfer, which had no impact at a Group level. In Note 2, gross revenues from REM activities are now presented in Corporate Center – Group ALM within Net interest income and Non-interest income. Revenue allocations from REM to business divisions and other Corporate Center units are presented within Allocations from Corporate Center – Group ALM to business divisions and other Corporate Center units. There was no effect on operating profit before tax for any segment for any period from this restatement. Prior-period information for balance sheet assets has not been restated, as the effect would not have been material.

Offsetting financial assets and financial liabilities

Beginning this quarter, UBS will no longer include the “Offsetting financial assets and financial liabilities“ Note in its quarterly reporting. The note will continue to be included in its Annual Report as required by IFRS 7, Financial Instruments: Disclosures. Information describing the further netting potential of derivatives and related collateral not recognized on the IFRS balance sheet is now included in “Note 11 Derivative instruments“.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Refer to "Note 1a item 34 Segment reporting" and "Note 2 Segment reporting" in the “Consolidated financial statements” section of the Annual Report 2015 and to Note 1 of this report for more information on the Group's reporting segments.

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2016
Net interest income	1,439	986	1,421	(25)	597	(242)	485	(10)	4,652
Non-interest income	3,773	4,652	1,359	1,450	5,266	162	(145)	109	16,628
Allocations from CC Group ALM to business divisions and other CC units	302	70	261	6	(182)	37	(414)	(80)	0
Income	5,514	5,709	3,042	1,432	5,681	(43)	(75)	20	21,279
Credit loss (expense) / recovery	(4)	(2)	2	0	(6)	0	0	(3)	(13)
Total operating income	5,510	5,706	3,043	1,432	5,674	(43)	(75)	17	21,266
Personnel expenses	1,806	3,572	636	563	2,339	2,862	23	50	11,852
General and administrative expenses	392	402	185	170	533	3,031	10	546	5,269
Services (to) / from Corporate Center and other business divisions	1,727	923	825	386	2,077	(6,115)	(33)	210	0
of which: services from CC Services	1,664	913	902	404	2,014	(6,144)	80	167	0
Depreciation and impairment of property, equipment and software	2	1	11	1	18	698	0	0	731
Amortization and impairment of intangible assets	3	39	0	3	9	16	0	0	70
Total operating expenses¹	3,930	4,938	1,657	1,124	4,977	491	(1)	806	17,922
Operating profit / (loss) before tax	1,580	768	1,386	308	698	(534)	(74)	(789)	3,344
Tax expense / (benefit)									695
Net profit / (loss)									2,649

As of 30 September 2016
Total assets	118,193	62,217	139,324	11,915	237,756	23,967	258,286	83,550	935,206

For the nine months ended 30 September 2015²
Net interest income	1,351	768	1,415	(26)	1,142	(248)	556	15	4,973
Non-interest income	4,582	4,654	1,262	1,502	6,118	420	431	(56)	18,914
Allocations from CC Group ALM to business divisions and other CC units	353	77	310	13	(141)	123	(653)	(81)	0
Income	6,286	5,499	2,987	1,489	7,118	295	335	(122)	23,887
Credit loss (expense) / recovery	(1)	(3)	(26)	0	(18)	0	0	(10)	(58)
Total operating income	6,285	5,496	2,961	1,489	7,100	295	335	(132)	23,829
Personnel expenses	1,923	3,387	662	531	2,647	2,870	23	97	12,138
General and administrative expenses	374	473	193	166	523	3,288	13	664	5,694
Services (to) / from Corporate Center and other business divisions	1,636	893	803	371	2,077	(6,025)	(38)	281	0
of which: services from CC Services	1,582	882	882	384	2,016	(6,051)	72	232	0
Depreciation and impairment of property and equipment	4	2	13	2	19	619	0	0	660
Amortization and impairment of intangible assets	3	37	0	7	21	16	0	0	84
Total operating expenses¹	3,940	4,792	1,671	1,077	5,288	768	(2)	1,042	18,575
Operating profit / (loss) before tax	2,346	704	1,290	413	1,813	(474)	338	(1,175)	5,254
Tax expense / (benefit)									(182)
Net profit / (loss)									5,437

As of 31 December 2015
Total assets	119,850	60,993	141,164	12,874	253,486	22,566	237,517	94,369	942,819

1 Refer to Note 17 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Net interest and trading income
Net interest income	1,775	1,164	1,846	52	(4)	4,652	4,973
Net trading income	1,098	1,891	1,063	(42)	3	4,002	4,844
Total net interest and trading income	2,873	3,055	2,909	(6)	(1)	8,653	9,817
Wealth Management	722	736	743	(2)	(3)	2,207	2,261
Wealth Management Americas	454	446	386	2	18	1,339	1,118
Personal & Corporate Banking	620	643	632	(4)	(2)	1,907	1,947
Asset Management	(14)	(1)	4			(24)	(3)
Investment Bank	1,061	1,171	1,325	(9)	(20)	3,253	4,384
of which: Corporate Client Solutions	190	251	361	(24)	(47)	562	847
of which: Investor Client Services	871	920	965	(5)	(10)	2,691	3,537
Corporate Center	30	61	(183)	(51)		(29)	111
of which: Services	(29)	(13)	6	123		(52)	21
of which: Group ALM	49	58	(77)	(16)		40	321
of which: own credit on financial liabilities designated at fair value			32				518
of which: Non-core and Legacy Portfolio	10	16	(112)	(38)		(17)	(230)
Total net interest and trading income	2,873	3,055	2,909	(6)	(1)	8,653	9,817

Net interest income
Interest income
Interest income from loans and deposits¹	2,355	2,349	2,143	0	10	7,034	6,382
Interest income from securities financing transactions²	286	284	169	1	69	822	576
Interest income from trading portfolio³	517	781	766	(34)	(33)	1,986	2,426
Interest income from financial assets and liabilities designated at fair value	89	76	49	17	82	238	140
Interest income from financial assets available for sale and held to maturity³	57	63	106	(10)	(46)	184	290
Total	3,305	3,552	3,233	(7)	2	10,264	9,814
Interest expense
Interest expense on loans and deposits⁴	199	209	99	(5)	101	589	358
Interest expense on securities financing transactions⁵	306	332	182	(8)	68	924	628
Interest expense on trading portfolio⁶	137	951	271	(86)	(49)	1,465	1,434
Interest expense on financial assets and liabilities designated at fair value	202	197	173	3	17	600	542
Interest expense on debt issued	686	698	661	(2)	4	2,035	1,879
Total	1,530	2,388	1,387	(36)	10	5,613	4,841
Net interest income	1,775	1,164	1,846	52	(4)	4,652	4,973

Net trading income
Investment Bank Corporate Client Solutions	30	91	166	(67)	(82)	82	333
Investment Bank Investor Client Services	637	1,309	681	(51)	(6)	2,749	3,044
Other business divisions and Corporate Center	431	491	217	(12)	99	1,171	1,467
Net trading income	1,098	1,891	1,063	(42)	3	4,002	4,844
of which: net gains / (losses) from financial liabilities designated at fair value⁷	(1,297)	(648)	4,607	100		(886)	4,866

1 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    2 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    3 Includes dividend income.    4 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    5 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    6 Includes expense related to dividend payment obligations on trading liabilities.    7 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Underwriting fees	213	282	236	(24)	(10)	716	966
of which: equity underwriting fees	124	137	145	(9)	(14)	374	641
of which: debt underwriting fees	90	145	91	(38)	(1)	342	325
M&A and corporate finance fees	162	176	135	(8)	20	477	504
Brokerage fees	843	879	949	(4)	(11)	2,689	3,021
Investment fund fees	774	779	879	(1)	(12)	2,367	2,718
Portfolio management and advisory fees	2,031	1,968	1,988	3	2	5,965	5,879
Other	456	438	402	4	13	1,320	1,268
Total fee and commission income	4,479	4,522	4,589	(1)	(2)	13,535	14,356
Brokerage fees paid	173	192	224	(10)	(23)	562	666
Other	251	243	253	3	(1)	737	768
Total fee and commission expense	423	436	478	(3)	(12)	1,299	1,434
Net fee and commission income	4,056	4,087	4,111	(1)	(1)	12,236	12,921
of which: net brokerage fees	671	687	725	(2)	(7)	2,127	2,355

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(5)	(49)	(24)	(90)	(79)	(177)	120
Net gains / (losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	49	22	106	123	(54)	89	159
Total	44	(27)	83		(47)	(88)	278
Financial assets available for sale
Net gains / (losses) from disposals	18	161	56	(89)	(68)	255	241
Impairment charges	(1)	(3)	0	(67)		(4)	0
Total	17	158	56	(89)	(70)	250	241
Net income from properties (excluding net gains / (losses) from disposals)²	5	7	7	(29)	(29)	19	20
Net gains / (losses) from disposals of properties held for sale	1	120	0	(99)		121	378
Net gains / (losses) from disposals of loans and receivables	(3)	0	0			(4)	26
Other	41	10	33	310	24	92	204
Total other income	104	269	179	(61)	(42)	390	1,148

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Salaries and variable compensation	2,419	2,530	2,358	(4)	3	7,309	7,599
Wealth Management Americas: Financial advisor compensation¹	913	911	886	0	3	2,733	2,635
Contractors	103	117	93	(12)	11	321	262
Social security	213	158	181	35	18	555	618
Pension and other post-employment benefit plans	158	151	179	5	(12)	508	591
Other personnel expenses	136	117	144	16	(6)	425	433
Total personnel expenses²	3,942	3,985	3,841	(1)	3	11,852	12,138

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 17 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Occupancy	230	222	228	4	1	685	679
Rent and maintenance of IT and other equipment	113	125	129	(10)	(12)	379	376
Communication and market data services	153	158	156	(3)	(2)	477	458
Administration	144	121	141	19	2	403	390
Marketing and public relations	102	130	155	(22)	(34)	330	347
Travel and entertainment	86	115	104	(25)	(17)	319	329
Professional fees	270	324	341	(17)	(21)	871	951
Outsourcing of IT and other services	391	383	417	2	(6)	1,209	1,234
Provisions for litigation, regulatory and similar matters¹	419	72	592	482	(29)	530	722
Other	30	18	23	67	30	65	208
Total general and administrative expenses²	1,939	1,666	2,285	16	(15)	5,269	5,694

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties.   2 Includes restructuring expenses. Refer to Note 17 for more information.

Note 8   Income taxes

The Group recognized a net income tax expense of CHF 49 million for the third quarter of 2016, compared with a net income tax benefit of CHF 1,295 million for the third quarter of 2015.

The third quarter  2016 net income tax expense included a net upward revaluation of deferred tax assets of CHF 424 million. This net benefit reflected an increase in US deferred tax assets of CHF 681 million, partly offset by net write-downs of Swiss and UK deferred tax assets of CHF 170 million and CHF 87 million, respectively. The increase in US deferred tax assets of CHF 681 million was driven by an increase in profit forecast for Wealth Management Americas. The CHF 170 million write-down of Swiss deferred tax assets mainly reflected a reduction in the effective tax rate applicable to forecast Swiss taxable profits generated in the loss set-off period. The CHF 87 million decrease in UK deferred tax assets mainly reflected the impact of changes in UK law enacted in the quarter, which reduced the proportion of banks’ annual taxable profits that can be offset by tax losses carried forward from 50% to 25% with effect from 1 April 2016 and reduced the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020.

The net income tax expense in the quarter also included tax expenses of CHF 473 million in respect of taxable profits arising in 2016. This included current tax expenses of CHF 204 million and deferred tax expenses of CHF 269 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets.

In the fourth quarter of 2016, we expect to recognize a further net upward revaluation of deferred tax assets, representing approximately 25% of the full-year revaluation based on profit forecasts beyond 2016.

During the second quarter of 2016, Her Majesty's Revenue and Customs indicated that they no longer accept that there was a transfer of UK tax losses carried forward from UBS AG London branch to UBS Limited in 2014, notwithstanding their prior confirmation to the contrary. To the extent that UBS Limited does not prevail in a dispute on the validity of the transfer of these UK tax losses carried forward, it would incur a further reduction in recognized deferred tax assets of approximately CHF 100 million as well as additional current tax expenses for prior periods.

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	827	1,034	2,068	(20)	(60)	2,568	5,255

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	827	1,034	2,068	(20)	(60)	2,568	5,255
Less: (profit) / loss on UBS Group AG equity derivative contracts	0	(1)	0	(100)		0	0
Net profit / (loss) attributable to shareholders for diluted EPS	827	1,033	2,068	(20)	(60)	2,568	5,255

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,708,461,667	3,718,850,408	3,708,517,262	0	0	3,722,921,422	3,669,696,073
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	103,397,473	97,765,689	93,036,324	6	11	99,928,126	87,951,382
Weighted average shares outstanding for diluted EPS	3,811,859,140	3,816,616,097	3,801,553,586	0	0	3,822,849,548	3,757,647,455

Earnings per share (CHF)
Basic	0.22	0.28	0.56	(21)	(61)	0.69	1.43
Diluted	0.22	0.27	0.54	(19)	(59)	0.67	1.40

Shares outstanding
Shares issued	3,850,381,434	3,850,263,351	3,849,167,383	0	0
Treasury shares	141,143,510	143,744,288	96,325,993	(2)	47
Shares outstanding	3,709,237,924	3,706,519,063	3,752,841,390	0	(1)

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Potentially dilutive instruments
Employee share-based compensation awards	52,768,695	55,681,518	72,290,211	(5)	(27)	52,768,695	72,290,211
Other equity derivative contracts	17,985,645	16,261,836	6,653,441	11	170	17,139,767	6,877,951
Total	70,754,340	71,943,354	78,943,652	(2)	(10)	69,908,462	79,168,162

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Balance at the beginning of the period	444	474	425	421	480
Profit / (loss) deferred on new transactions	67	38	66	227	211
(Profit) / loss recognized in the income statement	(105)	(53)	(86)	(216)	(253)
(Profit) / loss recognized in other comprehensive income	0	(23)	0	(23)	0
Foreign currency translation	(2)	8	15	(7)	(17)
Balance at the end of the period	403	444	421	403	421

Note 10 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.16				30.6.16				31.12.15
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	83,172	15,899	1,692	100,764	78,597	16,093	2,171	96,861	96,388	21,934	2,070	120,393
of which:
Government bills / bonds	14,978	1,839	0	16,817	14,693	1,412	0	16,105	12,911	3,277	5	16,193
Corporate bonds and municipal bonds, including bonds issued by financial institutions	105	6,994	669	7,767	101	6,400	842	7,343	232	8,096	698	9,026
Loans	0	1,941	620	2,562	0	3,073	888	3,961	0	1,769	816	2,585
Investment fund units	6,169	3,520	61	9,750	5,331	3,534	82	8,946	6,062	5,697	168	11,928
Asset-backed securities	0	484	197	681	0	721	27	748	0	958	201	1,159
Equity instruments	53,405	504	72	53,981	50,305	481	244	51,031	62,420	1,475	89	63,984
Financial assets for unit-linked investment contracts	8,515	619	73	9,207	8,167	472	88	8,728	14,764	663	93	15,519

Positive replacement values	680	151,096	2,607	154,383	1,281	194,858	2,301	198,441	545	164,025	2,865	167,435
of which:
Interest rate contracts	2	77,619	328	77,949	2	90,151	13	90,165	1	74,443	88	74,531
Credit derivative contracts	0	3,343	1,143	4,486	0	3,761	946	4,707	0	5,384	1,272	6,656
Foreign exchange contracts	334	49,370	314	50,018	490	79,733	433	80,656	304	64,886	484	65,675
Equity / index contracts	3	18,177	813	18,993	0	17,895	898	18,794	2	15,938	996	16,936
Commodity contracts	0	2,538	9	2,548	0	3,227	11	3,238	0	3,363	25	3,388

Financial assets designated at fair value	45,883	21,425	2,524	69,832	41,115	20,307	2,820	64,241	170	2,675	3,301	6,146
of which:
Government bills / bonds	44,323	4,163	0	48,486	40,924	5,638	0	46,563	4	0	0	4
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1,385	14,802	0	16,187	25	12,223	0	12,248	0	0	0	0
Loans (including structured loans)	0	2,100	1,651	3,752	0	2,102	1,533	3,635	0	2,311	1,677	3,988
Structured reverse repurchase and securities borrowing agreements	0	40	675	715	0	23	1,153	1,177	0	40	1,510	1,550
Other	174	321	197	693	165	321	133	620	165	325	113	603

Financial assets available for sale	3,974	8,989	591	13,554	4,193	13,439	579	18,211	34,204	27,653	686	62,543
of which:
Government bills / bonds	2,976	324	0	3,300	3,242	361	0	3,604	31,108	1,986	0	33,094
Corporate bonds and municipal bonds, including bonds issued by financial institutions	843	5,319	16	6,179	870	9,718	14	10,602	2,992	22,186	27	25,205
Investment fund units	0	32	120	152	0	30	123	153	0	64	139	202
Asset-backed securities	0	3,242	0	3,242	0	3,264	0	3,264	0	3,396	0	3,396
Equity instruments	149	72	442	664	80	67	440	587	103	21	517	641

Non-financial assets
Precious metals and other physical commodities	4,708	0	0	4,708	4,391	0	0	4,391	3,670	0	0	3,670

Assets measured at fair value on a non-recurring basis
Other assets³	5,368	133	66	5,567	5,304	135	67	5,506	266	69	78	413
Total assets measured at fair value	143,784	197,545	7,481	348,811	134,881	244,834	7,938	387,653	135,242	216,362	9,001	360,605

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.9.16				30.6.16				31.12.15
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	28,024	3,917	128	32,069	25,745	3,739	130	29,614	25,476	3,504	158	29,137
of which:
Government bills / bonds	9,916	773	0	10,689	6,838	721	0	7,560	5,997	845	0	6,842
Corporate bonds and municipal bonds, including bonds issued by financial institutions	24	2,756	55	2,836	21	2,701	89	2,811	12	2,370	90	2,471
Investment fund units	552	0	1	553	356	87	0	443	666	52	20	738
Equity instruments	17,533	429	72	18,033	18,530	187	76	18,793	18,802	235	47	19,084

Negative replacement values	749	146,355	3,927	151,031	1,296	190,725	3,984	196,006	640	158,494	3,296	162,430
of which:
Interest rate contracts	1	70,754	679	71,435	2	81,598	630	82,230	2	67,225	326	67,553
Credit derivative contracts	0	3,862	1,577	5,439	0	3,927	1,613	5,540	0	5,350	1,303	6,653
Foreign exchange contracts	349	48,198	174	48,721	476	80,383	180	81,039	286	62,965	233	63,484
Equity / index contracts	29	21,064	1,496	22,590	0	21,716	1,559	23,276	1	19,722	1,433	21,156
Commodity contracts	0	2,428	1	2,429	0	3,052	2	3,053	0	3,222	0	3,222

Financial liabilities designated at fair value	2	43,688	10,538	54,229	2	48,032	11,630	59,664	1	52,321	10,673	62,995
of which:
Non-structured fixed-rate bonds	0	912	2,503	3,415	0	937	3,259	4,196	0	1,453	2,645	4,098
Structured debt instruments issued	0	38,848	7,054	45,903	0	42,518	6,824	49,342	0	45,744	6,692	52,436
Structured over-the-counter debt instruments	2	3,742	692	4,436	2	4,336	917	5,254	2	4,719	773	5,493
Structured repurchase agreements	0	155	282	437	0	180	619	799	0	293	556	849
Loan commitments and guarantees	0	30	8	38	0	61	12	73	0	113	7	119

Other liabilities – amounts due under unit-linked investment contracts	0	9,364	0	9,364	0	8,973	0	8,973	0	15,718	0	15,718

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5,425	0	5,425	0	5,334	0	5,334	0	235	0	235
Total liabilities measured at fair value	28,775	208,748	14,594	252,117	27,043	256,804	15,744	299,591	26,117	230,272	14,127	270,515

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 61 million (of which CHF 142 million were net Level 2 assets and CHF 81 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 30 June 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 112 million (of which CHF 187 million were net Level 2 assets and CHF 75 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 130 million (of which CHF 106 million were net Level 2 assets and CHF 236 million net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 17 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.6 billion, which were mainly comprised of financial assets available for sale, primarily government bills / bonds, and financial assets held for trading, mainly corporate and municipal bonds as well as equity instruments, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first nine months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.4 billion, which were mainly comprised of financial assets held for trading, primarily equity instruments, and financial assets available for sale, mainly corporate and municipal bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first nine months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.8 billion and CHF 0.6 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and structured loans, due to decreased observability of the respective rates volatility and credit spread inputs. Transfers out of Level 3 were primarily comprised of loans and equity / index derivative contracts, reflecting increased observability of the respective credit spread and equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 2.0 billion and CHF 2.8 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and equity-linked structured debt instruments issued, due to decreased observability of the respective rates volatility and equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked structured debt instruments issued and non-structured fixed-rate bonds resulting from changes in the availability of the observable equity volatility and rates volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2015

Financial assets held for trading	3.5	(0.6)	(0.1)	0.6	(5.1)	4.3	0.0	0.8	(0.7)	(0.2)	2.6
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.0	0.0	0.4	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
Loans	1.1	(0.6)	(0.2)	0.0	(3.8)	4.3	0.0	0.2	(0.3)	0.0	0.8
Asset-backed securities	0.6	0.0	0.0	0.1	(0.5)	0.0	0.0	0.2	(0.1)	0.0	0.2
Other	0.5	0.1	0.1	0.1	(0.2)	0.0	0.0	0.3	(0.3)	0.0	0.5

Financial assets designated at fair value	3.5	(1.0)	(0.6)	0.0	0.0	1.3	(0.2)	0.3	(0.4)	(0.1)	3.3
of which:
Loans (including structured loans)	1.0	(0.2)	(0.2)	0.0	0.0	1.2	(0.2)	0.3	(0.4)	0.0	1.7
Structured reverse repurchase and securities borrowing agreements	2.4	(0.8)	(0.3)	0.0	0.0	0.1	0.0	0.0	0.0	(0.1)	1.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

Positive replacement values	4.4	(0.5)	(0.4)	0.0	0.0	1.6	(2.2)	0.6	(0.4)	(0.1)	3.5
of which:
Credit derivative contracts	1.7	(0.4)	(0.2)	0.0	0.0	0.9	(1.1)	0.2	(0.1)	0.0	1.0
Foreign exchange contracts	0.6	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Equity / index contracts	1.9	(0.1)	(0.2)	0.0	0.0	0.6	(0.9)	0.3	(0.2)	0.0	1.5
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	(0.7)	(0.8)	0.0	0.0	0.7	(1.6)	0.5	(0.3)	(0.2)	3.4
of which:
Credit derivative contracts	1.7	(0.3)	(0.2)	0.0	0.0	0.0	(0.7)	0.3	(0.1)	0.0	1.0
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	(0.4)	(0.5)	0.0	0.0	0.5	(0.8)	0.2	(0.2)	(0.1)	1.6
Other	0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)	0.5

Financial liabilities designated at fair value	11.9	(0.4)	(0.2)	0.0	0.0	5.6	(5.6)	1.1	(1.4)	(0.5)	10.7
of which:
Non-structured fixed-rate bonds	2.2	(0.1)	0.0	0.0	0.0	0.8	(0.5)	0.0	0.0	0.0	2.3
Structured debt instruments issued	7.3	0.3	(0.1)	0.0	0.0	3.4	(3.7)	1.1	(1.4)	(0.3)	6.6
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.8	(1.1)	0.0	0.0	(0.1)	1.2
Structured repurchase agreements	0.9	(0.6)	(0.1)	0.0	0.0	0.6	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 September 2016 were CHF 7.5 billion (30 June 2016: CHF 7.9 billion; 31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 30 September 2016 were CHF 14.6 billion (30 June 2016: CHF 15.7 billion; 31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2016¹

2.1	0.0	(0.1)	0.8	(4.2)	2.9	0.0	0.5	(0.3)	(0.1)	1.7

0.7	0.1	0.0	0.5	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	0.7
0.8	0.0	0.0	0.1	(3.0)	2.9	0.0	0.1	(0.2)	0.0	0.6
0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
0.4	(0.1)	(0.1)	0.2	(0.5)	0.0	0.0	0.3	0.0	0.0	0.2

3.3	(0.1)	(0.1)	0.0	0.0	0.6	(1.5)	0.4	(0.1)	(0.1)	2.5

1.7	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.4	(0.1)	(0.1)	1.7
1.5	0.0	0.0	0.0	0.0	0.1	(0.9)	0.0	0.0	0.0	0.7
0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

2.9	(0.2)	(0.2)	0.0	0.0	0.7	(1.4)	0.9	(0.1)	(0.1)	2.6

1.3	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	(0.1)	1.1
0.5	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
1.0	(0.1)	(0.1)	0.0	0.0	0.3	(0.4)	0.2	(0.1)	0.0	0.8
0.1	(0.1)	(0.1)	0.0	0.0	0.1	(0.3)	0.4	0.0	0.0	0.3

3.3	0.8	0.8	0.0	0.0	0.7	(1.3)	0.9	(0.4)	0.1	3.9

1.3	0.7	0.7	0.0	0.0	0.0	(0.4)	0.1	(0.1)	0.0	1.6
0.2	0.0	0.0	0.0	0.0	0.0	(0.1)	0.1	0.0	0.0	0.2
1.4	(0.1)	(0.2)	0.0	0.0	0.6	(0.4)	0.2	(0.2)	0.0	1.5
0.3	0.2	0.2	0.0	0.0	0.0	(0.3)	0.6	(0.2)	0.0	0.7

10.7	0.6	0.5	0.0	0.0	3.1	(2.5)	1.2	(2.3)	(0.2)	10.5

2.6	0.2	0.2	0.0	0.0	0.7	(0.1)	0.1	(0.9)	0.0	2.5
6.7	0.5	0.3	0.0	0.0	1.9	(1.5)	1.0	(1.4)	(0.2)	7.1
0.8	0.0	0.0	0.0	0.0	0.4	(0.5)	0.1	0.0	0.0	0.7
0.6	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	0.3

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in "Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.16			31.12.15
CHF billion	30.9.16	31.12.15	30.9.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.7	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	130	92	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.5	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	38	103	93	65	100	93	points
					Discounted expected cash flows	Credit spread	79	512		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	0	17	3	1	14	2%
Investment fund units³	0.2	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	10	2	0	18	5%
						Discount margin / spread	2	3	2	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	94	54	1	92	72	points
Equity instruments³	0.5	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	0.7	1.5	0.3	0.6	Discounted expected cash flows	Funding spread	15	195		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.2	10.1

Note 10   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.16			31.12.15
CHF billion	30.9.16	31.12.15	30.9.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.3	0.1	0.7	0.3	Option model	Volatility of interest rates	37	142		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate⁵				0	3%
Credit derivative contracts	1.1	1.3	1.6	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	732		1	1,163		basis points
						Upfront price points	25	25		8	25%
						Recovery rates	0	55		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	0	61		1	72%
						Credit pair correlation	57	84		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	15		0	15%
						Constant default rate	1	8		0	9%
						Loss severity	28	100		0	100%
						Discount margin / spread	1	121		1	15%
						Bond price equivalent	3	104		0	104		points
Foreign exchange contracts	0.3	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.8	1.0	1.5	1.4	Option model	Equity dividend yields	0	14		0	57%
						Volatility of equity stocks, equity and other indices	0	190		0	143%
						Equity-to-FX correlation	(40)	80		(44)	82%
						Equity-to-equity correlation	15	98		3	99%
Non-financial assets³˒⁶	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 The range of inputs is not disclosed as of 30 September 2016 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    6 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.16		30.6.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate bonds and municipal bonds, including bonds issued by financial institutions	37	(31)	41	(36)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	79	(8)	86	(14)	88	(28)
Equity instruments	70	(53)	81	(58)	166	(74)
Interest rate derivative contracts, net	29	(38)	49	(36)	107	(67)
Credit derivative contracts, net	122	(224)	160	(234)	174	(196)
Foreign exchange derivative contracts, net	17	(7)	18	(8)	33	(28)
Equity / index derivative contracts, net	70	(62)	65	(65)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	122	(116)	142	(145)	136	(146)
Other	29	(30)	15	(15)	20	(20)
Total	574	(570)	658	(611)	809	(640)

1 Of the total favorable changes, CHF 76 million as of 30 September 2016 (30 June 2016: CHF 84 million; 31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 59 million as of 30 September 2016 (30 June 2016: CHF 62 million; 31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 10   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.16		30.6.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.7	94.7	94.2	94.2	91.3	91.3
Due from banks	15.1	15.1	13.0	13.0	11.9	11.9
Loans	305.0	309.3	306.9	311.9	312.0	314.1
Cash collateral on securities borrowed	18.3	18.3	29.4	29.4	25.6	25.6
Reverse repurchase agreements	70.0	70.0	73.3	73.3	67.9	67.9
Cash collateral receivables on derivative instruments	24.6	24.6	30.0	30.0	23.8	23.8
Financial assets held to maturity	7.0	7.1	4.8	4.9
Other assets	21.9	21.9	21.1	21.1	20.0	20.0
Liabilities
Due to banks	11.2	11.2	15.3	15.3	11.8	11.8
Due to customers	411.8	411.8	409.1	409.1	390.2	390.2
Cash collateral on securities lent	3.7	3.7	6.3	6.3	8.0	8.0
Repurchase agreements	9.3	9.3	8.0	8.0	9.7	9.7
Cash collateral payables on derivative instruments	33.6	33.6	36.4	36.4	38.3	38.3
Debt issued	107.0	109.1	104.7	106.3	93.0	95.5
Other liabilities	40.0	40.0	45.4	45.4	51.4	51.4
Guarantees / Loan commitments ((assets) / liabilities)
Guarantees	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	(0.3)	0.0	0.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments¹

As of 30.9.16, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	77.9	1,211	71.4	1,065	9,964
Credit derivative contracts	4.5	141	5.4	161
Foreign exchange contracts	50.0	2,604	48.7	2,418	5
Equity / index contracts	19.0	265	22.6	336	48
Commodity contracts	2.5	36	2.4	34	9
Unsettled purchases of non-derivative financial instruments³	0.2	32	0.2	25
Unsettled sales of non-derivative financial instruments³	0.2	28	0.2	25
Total derivative instruments, based on IFRS netting⁴	154.4	4,318	151.0	4,064	10,026
Further netting potential not recognized on the balance sheet⁵	(138.3)		(129.8)
of which: netting of recognized financial liabilities / assets	(112.5)		(112.5)
of which: netting with collateral received / pledged	(25.8)		(17.3)
Total derivative instruments, after consideration of further netting potential	16.1		21.2

As of 30.6.16, CHF billion
Derivative instruments
Interest rate contracts	90.2	1,269	82.2	1,148	9,965
Credit derivative contracts	4.7	148	5.5	159
Foreign exchange contracts	80.7	2,701	81.0	2,545	5
Equity / index contracts	18.8	260	23.3	317	40
Commodity contracts	3.2	43	3.1	37	9
Unsettled purchases of non-derivative financial instruments³	0.7	48	0.2	16
Unsettled sales of non-derivative financial instruments³	0.2	20	0.7	41
Total derivative instruments, based on IFRS netting⁴	198.4	4,489	196.0	4,262	10,019
Further netting potential not recognized on the balance sheet⁵	(175.9)		(168.3)
of which: netting of recognized financial liabilities / assets	(147.3)		(147.3)
of which: netting with collateral received / pledged	(28.6)		(21.0)
Total derivative instruments, after consideration of further netting potential	22.5		27.7

As of 31.12.15, CHF billion
Derivative instruments
Interest rate contracts	74.5	1,493	67.6	1,399	8,771
Credit derivative contracts	6.7	162	6.7	170
Foreign exchange contracts	65.7	2,658	63.5	2,487	8
Equity / index contracts	16.9	230	21.2	306	43
Commodity contracts	3.4	30	3.2	25	8
Unsettled purchases of non-derivative financial instruments³	0.1	10	0.2	17
Unsettled sales of non-derivative financial instruments³	0.2	20	0.1	6
Total derivative instruments, based on IFRS netting⁴	167.4	4,603	162.4	4,409	8,831
Further netting potential not recognized on the balance sheet⁵	(148.5)		(140.4)
of which: netting of recognized financial liabilities / assets	(123.0)		(123.0)
of which: netting with collateral received / pledged	(25.5)		(17.4)
Total derivative instruments, after consideration of further netting potential	18.9		22.1

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives which are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to "Note 26 Offsetting financial assets and liabilities" in the "Consolidated financial statements" section of the Annual Report 2015 for more information.

Note 11  Derivative instruments (continued)

CHF billion	Receivables 30.9.16	Payables 30.9.16	Receivables 30.6.16	Payables 30.6.16	Receivables 31.12.15	Payables 31.12.15
Cash collateral on derivative instruments, based on IFRS netting¹	24.6	33.6	30.0	36.4	23.8	38.3
Further netting potential not recognized on the balance sheet²	(14.6)	(20.7)	(18.5)	(21.7)	(12.4)	(21.5)
of which: netting of recognized financial liabilities / assets	(14.0)	(19.4)	(17.3)	(20.9)	(10.9)	(19.0)
of which: netting with collateral received / pledged	(0.6)	(1.3)	(1.2)	(0.8)	(1.5)	(2.5)
Cash collateral on derivative instruments, after consideration of further netting potential	10.1	12.9	11.4	14.6	11.3	16.8

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to "Note 26 Offsetting financial assets and liabilities" in the "Consolidated financial statements" section of the Annual Report 2015 for more information.

Note 12  Other assets and liabilities

CHF million	30.9.16	30.6.16	31.12.15

Other assets
Prime brokerage receivables¹	11,983	11,695	11,341
Recruitment loans to financial advisors	3,092	3,161	3,184
Other loans to financial advisors	469	490	418
Bail deposit²	1,231	1,220	1,221
Accrued interest income	574	473	462
Accrued income – other	970	1,139	844
Prepaid expenses	1,108	1,042	1,033
Net defined benefit pension and post-employment assets	359	99	50
Settlement and clearing accounts	1,173	374	402
VAT and other tax receivables	276	349	398
Properties and other non-current assets held for sale	123	126	134
Assets of disposal group held for sale³	5,444	5,380	279
Other	2,652	2,766	2,393
Total other assets	29,454	28,314	22,160

Other liabilities
Prime brokerage payables¹	33,569	38,888	45,306
Amounts due under unit-linked investment contracts	9,364	8,973	15,718
Compensation-related liabilities	6,810	5,790	6,839
of which: accrued expenses	1,946	1,487	2,885
of which: Deferred Contingent Capital Plan	1,527	1,367	1,181
of which: other deferred compensation plans	2,055	1,900	2,038
of which: net defined benefit pension and post-employment liabilities	1,282	1,036	736
Third-party interest in consolidated investment funds	432	476	536
Settlement and clearing accounts	1,652	1,548	894
Current and deferred tax liabilities	1,000	1,028	819
VAT and other tax payables	447	449	447
Deferred income	194	237	210
Accrued interest expenses	1,294	1,021	1,431
Other accrued expenses	2,408	2,689	2,500
Liabilities of disposal group held for sale³	5,425	5,334	235
Other	622	765	718
Total other liabilities	63,216	67,198	75,652

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 15b for more information.    3 Refer to Note 17 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13  Financial liabilities designated at fair value

CHF million	30.9.16	30.6.16	31.12.15
Non-structured fixed-rate bonds	3,415	4,196	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	2,839	3,622	3,542
Structured debt instruments issued³	45,903	49,342	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	34,294	35,007	36,539
Structured over-the-counter debt instruments	4,436	5,254	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	3,887	4,676	4,497
Repurchase agreements	437	799	849
Loan commitments and guarantees⁶	38	73	119
Total	54,229	59,664	62,995
of which: life-to-date own credit (gain) / loss	(128)	(165)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 30 September 2016 was unsecured (30 June 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 September 2016 was unsecured (30 June 2016: more than 98% of the balance was unsecured; 31 December 2015: more than 98% of the balance was unsecured).    5 More than 45% of the balance as of 30 September 2016 was unsecured (30 June 2016: more than 40% of the balance was unsecured; 31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 14  Debt issued held at amortized cost

CHF million	30.9.16	30.6.16	31.12.15
Certificates of deposit	23,875	21,731	11,967
Commercial paper	1,858	2,860	3,824
Other short-term debt	5,429	5,450	5,424
Short-term debt¹	31,162	30,040	21,215
Non-structured fixed-rate bonds	26,654	29,293	31,240
of which: issued by UBS AG with original maturity greater than one year²	26,503	29,136	31,078
Senior unsecured debt that contributes to total loss-absorbing capacity³	15,698	11,920	5,633
Covered bonds	5,923	6,000	8,490
Subordinated debt	19,225	19,000	17,763
of which: high-trigger loss-absorbing additional tier 1 perpetual capital notes	5,388	4,397	2,837
of which: low-trigger loss-absorbing additional tier 1 perpetual capital notes	2,392	2,411	2,326
of which: low-trigger loss-absorbing tier 2 capital	10,356	10,462	10,346
of which: phase-out tier 2 capital	1,090	1,729	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,149	8,116	8,237
Other long-term debt	129	290	570
of which: issued by UBS AG with original maturity greater than one year²	98	259	278
Long-term debt⁴	75,777	74,619	71,932
Total debt issued held at amortized cost	106,940	104,659	93,147

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 30 September 2016 was unsecured (30 June 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Issued by UBS Group Funding (Jersey) Limited, a funding subsidiary directly held and guaranteed by UBS Group AG.    4 Debt with original maturity greater than or equal to one year.

Note 15   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commit- ments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,164
Balance as of 30 June 2016	43	2,682	533	42	134	96	127	3,656
Increase in provisions recognized in the income statement	4	437	146	7	0	1	2	597
Release of provisions recognized in the income statement	(1)	(18)	(24)	(6)	0	(2)	0	(51)
Provisions used in conformity with designated purpose	(4)	(109)	(107)	0	(4)	(2)	0	(226)
Capitalized reinstatement costs	0	0	0	0	0	0	0	0
Reclassifications	0	0	0	(5)	0	0	0	(5)
Foreign currency translation / unwind of discount	1	(16)	(3)	0	(1)	0	1	(18)
Balance as of 30 September 2016	43	2,976	545³	38	130⁴	92	130	3,954

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 151 million as of 30 September 2016 (30 June 2016: CHF 118 million; 31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 394 million as of 30 September 2016 (30 June 2016: CHF 415 million; 31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 87 million as of 30 September 2016 (30 June 2016: CHF 87 million; 31 December 2015: CHF 95 million) and provisions for onerous lease contracts of CHF 43 million as of 30 September 2016 (30 June 2016: CHF 47 million; 31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Balance as of 30 June 2016	247	416	79	7	589	301	0	1,042	2,682
Increase in provisions recognized in the income statement	2	14	0	4	2	3	0	412	437
Release of provisions recognized in the income statement	(4)	(4)	(3)	(1)	0	(1)	0	(4)	(18)
Provisions used in conformity with designated purpose	(12)	(36)	(4)	0	(2)	(41)	0	(13)	(109)
Foreign currency translation / unwind of discount	1	(3)	0	0	(4)	(1)	0	(9)	(16)
Balance as of 30 September 2016	234	386	72	9	584	261	0	1,429	2,976

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.

Note 15   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in September 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

In February 2016, the investigating judge notified UBS AG and UBS (France) S.A. that he has closed his investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor's recommendation ("réquisitoire"). As permitted, the parties have commented on the recommendation. The next procedural step will be for the judge to issue his final decree ("ordonnance de renvoi en correctionnelle") which would set out any charges for which UBS AG and UBS (France) S.A. will be tried, both legally and factually, and transfer the case to court.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 2.5 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 2.5 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.2 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 1.3 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in a lawsuit brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the US District Court for the District of Kansas. The original principal balance at issue in the case is approximately USD 1.15 billion. Motions for summary judgment are expected to be fully submitted in December 2016. In the second quarter of 2016, UBS resolved a similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) relating to RMBS with an original principal balance of approximately USD 400 million, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. A bench trial in the SDNY adjourned in May 2016. Approximately 9,000 loans were at issue in the trial. In September 2016, the Court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The Court further ordered that a Lead Master be appointed to apply the Court's rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters.

Note 15   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million	Total
Balance as of 31 December 2015	1,218
Balance as of 30 June 2016	988
Increase in provisions recognized in the income statement	421
Release of provisions recognized in the income statement	0
Provisions used in conformity with designated purpose	(4)
Balance as of 30 September 2016	1,405

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 September 2016 reflected a provision of USD 1,405 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test case appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In June 2016, the Luxembourg Court of Appeal dismissed the remaining test cases in their entirety. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.9 billion, of which claims with aggregate claimed damages of approximately USD 740 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending. In September 2016, the System announced its intention to join the action as a plaintiff.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In September 2016, the court denied plaintiffs’ motion for class certification.

In 2015, Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and continuing in 2016, culminating in the default on almost all principal and interest payments due on the Commonwealth's general obligation debt in July 2016. The Governor has passed a series of executive orders that divert funds from issuers of Commonwealth debt to pay for essential services, as opposed to making debt payments, and stay any action to enforce creditors' rights. As a result, additional payment defaults are expected to occur going forward. In June 2016, the federal Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA) created an Oversight Board with power to oversee Puerto Rico's finances and to restructure its debt. In September 2016, President Obama appointed the seven members of the Oversight Board and a stay was implemented with respect to any action aimed at enforcing creditors' rights on any Puerto Rico bonds. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Note 15   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will continue to take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. Motions to dismiss are pending.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court granted UBS's motions to dismiss the putative class actions relating to gold and silver. UBS's motion to dismiss the putative class action relating to platinum and palladium remains pending.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Note 15   Provisions and contingent liabilities (continued)

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rates were linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD ISDAFIX rates and other benchmark rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the district court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in May 2016, vacated the district court's ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. A motion to dismiss plaintiffs' revived antitrust claims is pending. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss. UBS has entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement is subject to court approval.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In May 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS's role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In October 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings. If such action is taken, there may be financial ramifications for UBS, including fines and restitution orders. Such action could also result in suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time.

Note 16   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.16			30.6.16			31.12.15
CHF million	Gross	Sub- participations	Net	Gross	Sub -participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,310	(412)	5,898	6,393	(448)	5,945	6,708	(315)	6,393
Performance guarantees and similar instruments	3,082	(763)	2,319	3,111	(763)	2,347	3,035	(699)	2,336
Documentary credits	6,197	(1,596)	4,601	6,376	(1,626)	4,750	6,276	(1,707)	4,569
Total guarantees	15,590	(2,771)	12,819	15,880	(2,837)	13,043	16,019	(2,721)	13,298
Loan commitments	48,242	(1,501)	46,741	49,577	(1,454)	48,123	56,067	(1,559)	54,508
Forward starting transactions¹
Reverse repurchase agreements	18,438			14,373			6,577
Securities borrowing agreements	27			88			6
Repurchase agreements	13,864			11,188			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Note 17   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	139	86	74	304	190
Wealth Management Americas	38	38	39	109	87
Personal & Corporate Banking	41	31	28	95	60
Asset Management	34	34	23	88	44
Investment Bank	181	163	118	461	253
Corporate Center	11	25	17	30	160
of which: Services	4	20	2	17	120
of which: Non-core and Legacy Portfolio	7	5	15	13	40
Total net restructuring expenses	444	377	298	1,086	794
of which: personnel expenses	257	192	118	577	295
of which: general and administrative expenses	187	185	178	508	485
of which: depreciation and impairment of property, equipment and software	1	0	0	1	12
of which: amortization and impairment of intangible assets	0	0	2	0	2

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Salaries and variable compensation	252	200	115	567	312
Contractors	13	16	15	41	29
Social security	3	1	1	6	3
Pension and other post-employment benefit plans	(18)	(30)	(18)	(52)	(59)
Other personnel expenses	6	4	4	14	10
Total net restructuring expenses: personnel expenses	257	192	118	577	295

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Occupancy	27	41	55	97	75
Rent and maintenance of IT and other equipment	28	34	0	72	24
Administration	5	3	1	11	5
Travel and entertainment	3	5	4	11	10
Professional fees	39	36	46	109	119
Outsourcing of IT and other services	81	74	72	229	142
Other¹	3	(8)	(1)	(22)	110
Total net restructuring expenses: general and administrative expenses	187	185	178	508	485
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 17   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2016, UBS agreed to sell a life insurance subsidiary within Wealth Management, which resulted in the recognition of a loss of CHF 23 million. This sale is expected to close in the fourth quarter of 2016 subject to customary closing conditions. As of 30 September 2016, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,444 million and CHF 5,425 million, respectively (30 June 2016: CHF 5,380 million and CHF 5,334 million, respectively).

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
1 USD	0.97	0.98	1.00	0.97	0.97	0.98	0.97	0.98	0.95
1 EUR	1.09	1.08	1.09	1.09	1.09	1.10	1.08	1.09	1.05
1 GBP	1.26	1.30	1.48	1.47	1.27	1.37	1.49	1.35	1.45
100 JPY	0.96	0.95	0.83	0.81	0.95	0.92	0.80	0.91	0.79

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to “Quarterly reporting” at www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 2 November 2016.

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences which relate to:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 30 September 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG (consolidated) was lower than fully applied going concern capital of UBS Group AG (consolidated) as of 30 September 2016, reflecting lower AT1 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan (DCCP) awards granted for the performance years 2014 and 2015.

UBS AG interim consolidated financial information (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,029	7,049	(20)
Operating expenses	6,152	6,161	(9)
Operating profit / (loss) before tax	877	888	(11)
of which: Wealth Management	504	502	2
of which: Wealth Management Americas	320	313	7
of which: Personal & Corporate Banking	453	454	(1)
of which: Asset Management	104	104	0
of which: Investment Bank	161	155	6
of which: Corporate Center	(665)	(640)	(25)
of which: Services	(218)	(216)	(2)
of which: Group ALM	30	53	(23)
of which: Non-core and Legacy Portfolio	(477)	(476)	(1)
Net profit / (loss)	829	847	(18)
of which: net profit / (loss) attributable to shareholders	827	846	(19)
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	(637)	(638)	1
of which: attributable to shareholders	(643)	(643)	0
of which: attributable to preferred noteholders		4	(4)
of which: attributable to non-controlling interests	5	1	4
Total comprehensive income	191	210	(19)
of which: attributable to shareholders	184	203	(19)
of which: attributable to preferred noteholders		4	(4)
of which: attributable to non-controlling interests	7	3	4

Balance sheet
Total assets	935,206	935,683	(477)
Total liabilities	881,213	881,433	(220)
Total equity	53,993	54,250	(257)
of which: equity attributable to shareholders	53,300	53,556	(256)
of which: equity attributable to preferred noteholders		654	(654)
of which: equity attributable to non-controlling interests	693	40	653

Capital information
Common equity tier 1 capital (fully applied)	30,254	32,110	(1,856)
Common equity tier 1 capital (phase-in)	37,207	38,994	(1,787)
Going concern loss-absorbing additional tier 1 capital (fully applied)¹	8,749	3,776	4,973
Going concern tier 2 capital (phase-in)¹	11,216	10,332	884
Going concern capital (fully applied)¹	39,003	35,885	3,118
Risk-weighted assets (fully applied)	216,830	217,297	(467)
Common equity tier 1 capital ratio (fully applied, %)	14.0	14.8	(0.8)
Common equity tier 1 capital ratio (phase-in, %)	16.9	17.7	(0.8)
Going concern capital ratio (fully applied, %)¹	18.0	16.5	1.5
Leverage ratio denominator (fully applied)	877,313	877,926	(613)
Going concern leverage ratio (fully applied, %)¹	4.4	4.1	0.3

1 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the "Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)" table in our previous quarterly reports for more information on total capital ratios and leverage ratios under the former Swiss SRB framework.

As of or for the quarter ended 30.6.16			As of or for the quarter ended 31.12.15
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,404	7,399	5	6,775	6,771	4
5,915	5,942	(27)	6,541	6,543	(2)
1,489	1,457	32	234	228	6
518	514	4	344	342	2
237	225	12	14	8	6
534	533	1	355	356	(1)
114	113	1	171	171	0
284	267	17	80	83	(3)
(198)	(195)	(3)	(729)	(732)	3
(113)	(109)	(4)	(345)	(349)	4
44	42	2	(56)	(54)	(2)
(129)	(128)	(1)	(329)	(329)	0
1,113	1,088	25	950	951	(1)
1,034	1,009	25	949	950	(1)
	78	(78)		0	0
79	1	78	1	1	0

445	446	(1)	214	214	0
117	118	(1)	177	177	0
	328	(328)		35	(35)
329	0	329	37	2	35
1,558	1,535	23	1,164	1,165	(1)
1,151	1,127	24	1,126	1,126	0
	406	(406)		35	(35)
407	1	406	38	3	35

989,397	990,135	(738)	942,819	943,256	(437)
935,835	936,096	(261)	885,511	886,013	(502)
53,562	54,039	(477)	57,308	57,243	65
52,876	53,353	(477)	55,313	55,248	65
	649	(649)		1,954	(1,954)
686	37	649	1,995	41	1,954

30,264	32,184	(1,920)	30,044	32,042	(1,998)
37,064	38,913	(1,849)	40,378	41,516	(1,138)

213,840	214,210	(370)	207,530	208,186	(656)
14.2	15.0	(0.8)	14.5	15.4	(0.9)
17.1	17.9	(0.8)	19.0	19.5	(0.5)

898,195	899,075	(880)	897,607	898,251	(644)

UBS AG interim consolidated financial information (unaudited)

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15

Results
Operating income	7,049	7,399	6,771	7,189	21,303	23,834
Operating expenses	6,161	5,942	6,543	6,401	17,979	18,655
Operating profit / (loss) before tax	888	1,457	228	788	3,324	5,179
Net profit / (loss) attributable to shareholders	846	1,009	950	2,083	2,568	5,285

Key performance indicators¹
Profitability
Return on tangible equity (%)	7.4	8.6	8.1	18.1	7.3	15.4
Return on assets, gross (%)	2.9	3.0	2.8	3.0	2.9	3.2
Cost / income ratio (%)	87.3	80.2	95.8	88.7	84.3	78.1
Growth
Net profit growth (%)	(59.4)	(14.3)	6.4	173.4	(51.4)	102.6
Net new money growth for combined wealth management businesses (%)²	2.1	1.7	2.9	0.8	3.2	2.0
Resources
Common equity tier 1 capital ratio (fully applied, %)³	14.8	15.0	15.4	15.3	14.8	15.3
Going concern leverage ratio (phase-in, %)⁴	5.7				5.7

Additional information
Profitability
Return on equity (RoE) (%)	6.3	7.4	6.9	15.7	6.3	13.3
Return on risk-weighted assets, gross (%)⁵	13.1	13.8	12.8	13.5	13.3	14.8
Resources
Total assets	935,683	990,135	943,256	981,891	935,683	981,891
Equity attributable to shareholders	53,556	53,353	55,248	54,126	53,556	54,126
Common equity tier 1 capital (fully applied)³	32,110	32,184	32,042	33,183	32,110	33,183
Common equity tier 1 capital (phase-in)³	38,994	38,913	41,516	40,581	38,994	40,581
Risk-weighted assets (fully applied)³	217,297	214,210	208,186	217,472	217,297	217,472
Common equity tier 1 capital ratio (phase-in, %)³	17.7	17.9	19.5	18.3	17.7	18.3
Going concern capital ratio (fully applied, %)⁴	16.5				16.5
Going concern capital ratio (phase-in, %)⁴	23.0				23.0
Common equity tier 1 leverage ratio (fully applied, %)⁶	3.7	3.6	3.6	3.5	3.7	3.5
Going concern leverage ratio (fully applied, %)⁴	4.1				4.1
Leverage ratio denominator (fully applied)⁶	877,926	899,075	898,251	949,548	877,926	949,548
Other
Invested assets (CHF billion)⁷	2,747	2,677	2,689	2,577	2,747	2,577
Personnel (full-time equivalents)⁸	57,012	57,387	58,131	58,502	57,012	58,502

1 Refer to the "Measurement of performance" section of our Annual Report 2015.    2 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the "Capital management" section of this report for more information.    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the "UBS AG key figures" table in our previous quarterly reports for more information on total capital ratios and leverage ratios under the former Swiss SRB framework.    5 Based on fully applied risk-weighted assets.    6 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    7 Includes invested assets for Personal & Corporate Banking.    8 As of 30 September 2016, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,914; Wealth Management Americas: 13,574; Personal & Corporate Banking: 5,124; Asset Management: 2,326; Investment Bank: 4,917; CC – Services: 20,956; CC – Group ALM: 137; CC – Non-core and Legacy Portfolio: 65.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AGM               annual general meeting of shareholders

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factors

CCP                 central counterparty

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LAC                 loss-absorbing capital

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MTN                medium-term note

Appendix

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

TRS                  total return swap

U

USD                 US dollar

V

VaR                 value-at-risk

Information sources

Reporting publications

Annual publications: Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Financial report (SAP no. 80834) and results materials: The quarterly financial report, published for the first, second and third quarter, and the fourth-quarter earnings release and financial supplement provide an update on our strategy and performance for the respective quarter. They are mainly available in English.

How to order reports: The annual and quarterly publications are available in PDF on the internet at www.ubs.com/investors  in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts and data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/newsalerts  website, it is possible to subscribe to receive news alerts about UBS via SMS or email. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC on +1‑800-SEC-0330 for further information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve, or confirm, limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  October 28, 2016